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As filed with the Securities and Exchange Commission on August 11, 2006

Registration Statement No. 333-135533

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hostopia.com Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	65-1036866 (I.R.S. Employer Identification No.)

110 East Broward Blvd., Suite 1650
Fort Lauderdale, Florida 33301
(954) 463-3080
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive office)

Colin Campbell
110 East Broward Blvd., Suite 1650
Fort Lauderdale, Florida 33301
(954) 463-3080
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Michael Bayer Hostopia.com Inc. 5915 Airport Road 11th Floor Mississauga, Ontario Canada L4V 1T1 (905) 673-7575	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario Canada M5J 2S1 (416) 367-7370	Leslie Gord Gowling Lafleur Henderson LLP Suite 1600, 1 First Canadian Place 100 King Street West Toronto, Ontario Canada M5X 1G5 (416) 862-7525	Jeffrey Roy Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 3C2 (416) 860-6616

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 11, 2006.

                                    Shares

Hostopia.com Inc.

Common Stock

We are offering for sale            shares of our common stock. The selling shareholders included in this prospectus are offering an additional             shares of common stock. This is an initial public offering of shares of common stock of Hostopia.com Inc. No public market currently exists for our common stock.

It is currently estimated that the initial public offering price per share will be between Cdn$            and Cdn$            .

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any other state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share (Cdn$)	Total (Cdn$)
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Hostopia.com Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We have granted the underwriters a right to purchase up to            additional shares of common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in Toronto, Ontario on or about            , 2006.

RBC Capital Markets

Prospectus dated            , 2006.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including            , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We obtained statistical data and estimates contained in this prospectus, including those relating to market size and growth rates of the markets in which we participate, from industry publications and reports generated by International Data Corporation (IDC), an independent provider of information technology research and advice. These publications generally indicate that IDC has obtained its information from sources it believes to be reliable, but does not guarantee the accuracy and completeness of its information. Although we believe the publications are reliable based on the reputation of IDC, we have not independently verified IDC's data.

Unless the context otherwise requires, any references in this prospectus to "we," "our" and "us" refer to Hostopia.com Inc. and its consolidated subsidiaries as constituted on the closing date of this offering. Unless otherwise specified, references to "dollars" or "$" in this prospectus are to United States dollars.

EXCHANGE RATE DATA

We measure and report our financial results in U.S. dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates of U.S. dollars published by the Bank of Canada. Although obtained from sources believed to be reliable, the data are for informational purposes only, and the Bank of Canada does not guarantee their accuracy or completeness. No representation is made that the Canadian dollar amounts have been, could have been or could be converted into U.S. dollars at the noon buying rate on such dates or any other dates.

	Noon Buying Rate (Cdn$)
Year ended March 31,	Period End	Average(1)	High	Low
2002	$1.5936	$1.5657	$1.6003	$1.5244
2003	$1.4693	$1.5492	$1.5814	$1.4693
2004	$1.3104	$1.3532	$1.4585	$1.2960
2005	$1.2096	$1.2786	$1.3783	$1.1961
2006	$1.1671	$1.1933	$1.2555	$1.1489

(1)
Determined by reference to the average of the rates for each month during the respective period.

On August 10, 2006, the noon buying rate of the Bank of Canada, was U.S.$1.00 = Cdn$1.1263.

i

PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus. In particular, you should read the section entitled "Risk Factors" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

 Hostopia.com Inc.

        We believe we are a leading provider of Web services that enable small and medium-sized businesses to establish and maintain an Internet presence. Our customers are communication services providers, including telecommunication carriers, cable companies, Internet service providers, domain registrars and Web hosting service providers. Our customers purchase our Web services on a wholesale basis and resell these services under their own brands to small and medium-sized businesses. We provide our customers with the technology, infrastructure and support services to enable them to offer Web services, while saving them research and development and capital and operating costs typically associated with the design, development and delivery of Web services themselves. We refer to small and medium-sized businesses which use our Web services as "end-users" or "end-user businesses". We believe we are a leading provider of such Web services based on the number and size of our customers, the number of end-user Websites that we support, the quality of our Web services, and our reputation.

        Our customers include Bell Canada, COLT Telecommunications, Covad Communications Company, Register.com, Inc., Rogers Cable Communications Inc., TELUS Communications Company and Verizon Directories Corp. In addition to our customers, we offer Web services to end-users through small Web hosting resellers and directly to end-users.

        We deliver our Web services via the Internet. Our Web services include:

  •
  Website creation and maintenance applications;

  •
  managed email with virus and spam protection;

  •
  e-commerce application services;

  •
  customer communications and Website promotion applications; and

  •
  Website hosting and data transfer.

        Since March, 2002, we have increased our revenues by substantially increasing our customer base and servicing more end-user businesses.

Our Key Strengths

        Our competitive strengths include the following factors:

  •
  the quality of our comprehensive suite of Web services that is designed to meet the specific needs of small and medium-sized businesses;

  •
  our services reduce the time and money our customers spend having to develop and deploy high-quality Web services themselves;

  •
  our marketing, support, systems and integration services that help our customers sell and deliver our Web services effectively, inexpensively and dependably to their end-users;

  •
  the efficiency, reliability and scalability of our application delivery platform;

  •
  the leverage in our distribution model for our Web services, reaching large numbers of end-user businesses through the established brand names and market position of our customers at low marginal cost; and

  •
  we have experienced management.

Our Growth Strategy

        We expect to maintain and enhance our market position as a leading private-label, wholesale provider of Web services to the communication services provider market. Key elements of our strategy include the following:

  •
  Acquire new customers — Target the largest communications services providers (in terms of revenues, employees and end-users serviced) in the categories of telecommunications, cable broadband, Internet service providers, hosting service providers, and domain name registrars, to significantly increase our growth.

  •
  Further penetrate our customers' existing end-user base — Leverage the brand-name strength of our customers in order to increase the penetration rate for our Web services with their existing end-user base. Based on our research, including information received from our customers, we believe our customers have a collective end-user base of approximately 4,000,000, of which only approximately 184,000 use our services.

  •
  Grow average revenue per end-user — Increase average revenue per end-user by introducing new Web services that we expect will command higher prices, both as stand-alone Web services and as part of a bundled offering involving several Web services.

  •
  Pursue appropriate business acquisitions to accelerate growth — Pursue selective acquisitions of, or investments in, complementary services, technologies and businesses, that we believe can accelerate the growth in our customer base, the number of our customers' end-users, our suite of services, and/or our revenues.

Risk Factors

        Investing in our common stock involves substantial risk. We are subject to a number of risks and uncertainties that could materially harm our business or inhibit our strategic plans. Before investing in our common stock, you should carefully consider these risks, including the following:

  •
  the loss of significant customers, upon whom we are dependent, could significantly decrease our revenues;

  •
  our revenue and profit depend upon retention and growth of our immediate customer base as well as their end-user base;

  •
  our recent profitability may not be sustained;

  •
  we may not be able to sustain our average revenue per customer or end-user;

  •
  we face intense and growing competition;

  •
  we rely on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer and end-user service, or increased expenditures;

  •
  we may not be able to integrate our new hardware and software successfully and our reliability and reputation could suffer;

  •
  if our security systems are breached, our services may be perceived as not being secure;

  •
  our business will be harmed if we are unable to provide value-added services in a cost-effective manner, many of which are dependent upon a single related party contractor;

  •
  most of our Web services are resold by our customers on a month-to-month basis to end-user businesses, and if such businesses are either unable or unwilling to subscribe to our Web services, our revenue may decrease; and

  •
  if general economic or other factors negatively affect the small and medium-sized business sector, end-users may become unwilling or unable to purchase our Web services from our customers.

        You should review and carefully consider these and the other risk factors found under the heading "Risk Factors" on page 7 of this prospectus.

Company Information

        Hostopia.com Inc. is a Delaware corporation, incorporated on December 10, 1999. Our principal U.S. executive offices are located at 110 East Broward Blvd., Suite 1650, Fort Lauderdale, Florida 33301. Our principal Canadian executive offices are located at 5915 Airport Road, Suite 1100, Mississauga, Ontario L4V 1T1. Our telephone number is (954) 463-3080 in the United States and (905) 673-7575 in Canada. Our Website address is www.hostopia.com. Information contained on our Website is not incorporated by reference into this prospectus, and you should not consider information on our Website as part of this prospectus.

        We have two wholly-owned subsidiaries, BlueGenesis.com Corp., a Nova Scotia unlimited liability company (BlueGenesis), and Internet Names for Business Inc., an Ontario corporation. BlueGenesis sells Web services directly to small Web hosting resellers and end-users. Internet Names for Business Inc. is the entity through which we provide generic internet domain and billing services to our customers.

        On May 18, 2006, our stockholders approved a one-for-five reverse stock split of our outstanding common shares and shares of our Series A preferred stock effective April 30, 2006. All references to our common stock, Series A preferred stock and per share amounts give effect to the reverse stock split. Our preferred stock will be converted into a like number of shares of common stock on the effective date of this offering.

The Offering

Shares of common stock offered by us	shares
Shares of common stock offered by the selling stockholders	shares
Underwriters' option to purchase additional shares of common stock	shares
Shares of common stock outstanding immediately after this offering	shares
Use of proceeds
We estimate that the aggregate net proceeds from this offering of shares of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million (Cdn$ million) ($ million if the underwriters exercise their over-allotment option in full (Cdn$ million)). Of this aggregate amount, we estimate that we will receive $ (Cdn$ million) ($ million if the underwriters exercise their over-allotment option in full (Cdn$ million)) and our selling stockholders will receive $ (Cdn$ million). We expect to use $ (Cdn$ ) of the net proceeds that we receive from this offering to invest in our application delivery platform and expand our portfolio of Web services, $ (Cdn$ ) to expand into the UK market (including developing a network operations center, staffing and market development) and $ (Cdn $ ) for general corporate purposes. We may also use some of the net proceeds to pursue growth through selective acquisition of, or investment in, complementary services, technologies and businesses. See "Use of Proceeds". We will not receive any of the proceeds from the sale of common shares by the selling stockholders.

Dividend policy
We do not currently intend to declare and pay dividends on our common stock; however, the declaration and payment of future dividends is discretionary, and the amount, if any, will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See "Dividend Policy."

        The number of shares to be outstanding after this offering is based on the number of shares outstanding as of May 31, 2006. This number does not include:

  •
  845,260 shares of common stock subject to options outstanding under our 2000 Stock Option Plan, at a weighted average exercise price of $3.55 per share;

  •
  60,000 shares of common stock issuable upon the exercise of outstanding warrants, at an exercise price of $3.20 per share; and

  •
  shares of common stock reserved for future grant or issuance under our 2006 Stock Option Plan.

        Except as otherwise indicated in this prospectus, all of the information in this prospectus reflects:

  •
  the conversion of our outstanding 2,127,658 shares of Series A preferred stock into 2,127,658 shares of common stock, which will occur automatically upon the completion of this offering;

  •
  the one-for-five reverse stock split of our common stock and Series A preferred stock effective April 30, 2006;

  •
  no exercise of outstanding options and warrants to purchase common stock; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Information

        The following table presents our summary consolidated financial and other information and should be read in conjunction with information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial and Other Information" and our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States included elsewhere in this prospectus. Our consolidated financial and other information may not be indicative of our future performance. This summary takes into account the one-for-five reverse stock split.

        Our summary consolidated financial and other information for fiscal years ended March 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. Our summary consolidated financial information for fiscal years ended March 31, 2006 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

	Year Ended March 31,
	2006	2005	2004
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Total revenues	$17,957	$14,304	$8,890
Cost of revenues	2,003	2,342	1,826

Gross profit	15,954	11,962	7,064

Total operating expenses	12,905	9,909	7,186

Income (loss) before the undernoted	3,049	2,053	(122)
Interest expense (income), net	(23)	15	22

Income (loss) before income taxes	3,072	2,038	(144)
Income taxes (recovery)	1,069	(1,178)	—

Net income (loss)	$2,003	$3,216	$(144)

Net income (loss) per share
Basic	$0.47	$0.77	$(0.06)

Diluted	$0.28	$0.47	$(0.06)

Weighted average number of common shares outstanding
Basic	4,032	4,032	4,009

Diluted	6,684	6,578	4,009

	As at March 31,
	2006	2005	2004
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,038	$1,897	$1,420
Working capital(1)	2,731	1,491	439
Total assets	10,282	6,920	4,069
Deferred revenue	923	589	474
Series A redeemable convertible preferred stock	5,170	5,056	4,943
Deficit	(1,189)	(3,192)	(6,408)
Total stockholders' equity (deficit)	2,342	433	(2,694)

Consolidated Statement of Cash Flows Data

	Year Ended March 31,
	2006	2005	2004
	(in thousands)
Net cash provided by operating activities	$3,657	$2,907	$1,498

Other Data

	Year Ended March 31,
	2006	2005	2004
	(in thousands, except total customers)
EBITDA(2)	$4,845	$3,287	$769
Total customers	334	309	260
Total end-users	210	154	92

(1)
Working capital is defined as total current assets less total current liabilities.

(2)
EBITDA is defined as net income before interest, taxes, depreciation and amortization and is used by us as a performance measure. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For example, EBITDA does not include:

(i)
interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

(ii)
amortization expense, and because we use capital assets, amortization expense is a necessary element of our costs and ability to generate revenue; and

(iii)
income tax expense, and because the payment of taxes is part of our operations, income tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

The following table is a reconciliation of our net income (loss) to EBITDA:

	Year Ended March 31,
	2006	2005	2004
	(in thousands)
Net income (loss)	$2,003	$3,216	$(144)
Interest expense (income), net	(23)	15	22
Income taxes (recovery)	1,069	(1,178)	—

Operating income (loss) (EBIT)	3,049	2,053	(122)
Amortization	1,796	1,234	891

EBITDA	$4,845	$3,287	$769

RISK FACTORS

        Investing in our shares of common stock involves a high degree of risk. You should consider carefully the following factors and the other information in this prospectus before deciding to purchase any of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and cash flow could suffer materially and adversely. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

Loss of significant customers could significantly decrease our revenues.

        We are dependent on a few customers. As of March 31, 2006, 20 of our customers accounted for approximately 63% of our total monthly revenue, ranging individually from less than 1% to 11.4% of total revenue, and our top three customers accounted for approximately 29.3% of our total revenue. While we currently have contracts with these customers, ranging from one to four years in length, the loss of any one of these 20 customers, or the loss of a portion of their business to competitor services, would significantly decrease our total revenue and would adversely affect our business. We may not be able to reduce our reliance on contracts with a limited number of customers. In addition, a change in the liquidity of any one large customer, or our inability to collect amounts owing to us from any one large customer, could have a material adverse impact on our financial position.

Our revenue and profit depend upon retention and growth of our customer base as well as their end-user base.

        To execute our business plan successfully, we must maintain existing relationships with our customers and establish new relationships with additional communications services providers that have strong relationships with small and medium-sized businesses. We depend upon our customers' relationships with their end-users. Because we provide our Web services primarily on a wholesale basis to customers for retail to end-user businesses, our revenues and profits depend upon our customers, adding to their base of end-users and successfully marketing our Web services to their end-users. While we provide services to assist our customers in attracting new end-users and in selling additional Web services, our customers may not be successful in selling our services. If we are unable to diversify and extend our customer relationships, our ability to grow our business may be compromised. In addition, failure of our customers to add new end-users and sell new Web services would decrease our revenues and profits and adversely affect our business.

Our recent profitability may not be sustained.

        Although we generated net income for the fiscal years ended March 31, 2006 and 2005, we have not historically been profitable, were not profitable in any other period since our inception, and we may not be profitable in future periods. As of March 31, 2006, we had an accumulated deficit of approximately $1.2 million. We expect that our expenses relating to the sale and marketing of our services, technology improvements, and general and administrative functions, as well as the costs of operating and maintaining our technology infrastructure, will increase in the future. In addition, we may need to incur increased costs to preserve existing customer relationships and to obtain new customers. Accordingly, we will need to increase our revenues to be able to maintain our profitability. If we are unable to retain our current customers, obtain new customers, develop and sell new Web services to customers or increase our prices sufficiently to offset increased operating costs, or if we are unable to reduce our expenses in a timely manner, the resulting decreased revenue would adversely affect our operating results and our level of profitability.

We may not be able to sustain our average revenue per customer or end-user.

        Given the volatile nature of our industry, we may not be able to maintain our average selling prices at their current levels. We may be required, due to competitive pressures or otherwise, to reduce the prices we charge for our Web services. If we reduce our prices, our margins would decline, which would adversely affect our operating results. Other circumstances may cause a reduction in our average revenue per end-user including, without limitation: (1) volume discounts provided to our customers, and (2) customers purchasing lower cost Web services.

        We face intense and growing competition not only from other private-label, wholesale Webhosting providers, but also from our customers and our customers' competitors. If we are unable to compete successfully, our market share will decline and our business will be seriously harmed.

        The market for Web services provided to end-user businesses is competitive. As there are relatively low barriers to entry for the provision of basic Web services, we expect competition to increase from both established and emerging companies. In addition to other private-label providers of Web services, our actual and potential competitors include:

  •
  Telecommunications and cable companies;

  •
  Website design, development and hosting service and software companies;

  •
  Internet service providers and application service providers;

  •
  Internet search engine providers, Website domain name providers;

  •
  Other diversified Internet companies.

        Some of these entities compete directly with our customers for the provision of a range of services to end-user businesses. If our customers do not compete effectively, our end-user base will decrease and our profitability will suffer. Many potential competitors also have longer operating histories, significantly greater financial, technical, marketing and other resources than we or our customers do, greater brand recognition and, we believe, some have a larger base of end-users. They may be able to adapt more quickly to new or emerging technologies and changes in end-user requirements. They may also be able to devote greater resources to the promotion and sale of their services than we can. If we and our customers fail to compete successfully against these current and future competitors, our end-users' demand for our Web services may decline, and our revenue could increase less than anticipated or decline.

        Additionally, certain of these competitors may offer Web hosting and related services at significantly lower prices than ours or entirely without charge. This could significantly decrease demand for paid Web hosting and cause us to lower our prices and suffer decreased earnings.

        Our customers and potential customers could also choose to create their own proprietary systems to offer Web services to end-users, instead of purchasing our Web services. This would result in termination, or non-renewal of existing agreements, a decrease in our revenues, and a decline in our profitability.

We rely on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer and end-user service, or increased expenditures.

        We have experienced system failures or outages in the past, and will likely experience future system failures or outages from time to time that disrupt the operation of our Web services and harm our business. During limited periods of time, some of our Web services did not function, or had limited functionality, resulting in additional customer service-related expenses and the provision of credits against future invoices to some customers. Our revenue and profit depend in large part on the availability of our Web services. We have a contractual obligation to provide all of our customers credits against future invoices in the event that service disruptions occur. Furthermore, customers may terminate their agreements with us as a result of significant Web service interruptions. If our Web services are unavailable, our revenues and profits could decrease and we could lose customers.

        The software and workflow processes that underlie our ability to deliver our Web services have been developed primarily by our own employees. Human error in software could result in the inability to provide services or cause unforeseen technical problems. The reliability and continuous availability of our internal systems are critical to our business, and any interruptions that result in our inability to deliver our Web services, or that materially impact the efficiency or cost with which we provide these Web services, would harm our reputation, profitability and ability to conduct business.

We may not be able to integrate our new hardware and software successfully and our reliability, reputation and revenues could suffer.

        We expect that many of the software systems we currently use will need to be enhanced over time or replaced, either of which could entail considerable effort and expense. Our internal systems are comprised of highly customized hardware and software. New software, hardware or networking methodologies must be carefully integrated into our system, which may require adjustments to interconnected systems. Such upgrades and integrations could result in unforeseen technical problems or the inability to provide services for an extended period of time. If we fail to develop and execute reliable policies, procedures and tools to operate our infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue and harm to our reputation.

If our security systems are breached we could incur liability, our services may be perceived as not being secure, and our business and reputation could suffer.

        Our business involves the storage and transmission of the proprietary information of end-users. Although we employ internal control procedures to protect the security of our customers' end-users' data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of a third-party action, employee error or otherwise, and as a result end-users' information becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. Breaches of our security could result in misappropriation of personal information, suspension of Website hosting operations or interruptions in our Web services. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventive measures.

        Our systems are also exposed to computer viruses, denial of service attacks and bulk unsolicited commercial email, or spam. The property and business interruption insurance we carry may not have coverage adequate to compensate us fully for losses that may occur. Such events could cause loss of service and data to customers and end-users, even if the resulting disruption is temporary. We could be required to make significant expenditures if our systems are damaged or destroyed, or if the delivery of our services to our customers and end-users is delayed and our profitability will decline.

        In addition, the U.S. Federal Trade Commission and certain state agencies have investigated various Internet companies' use of their customers' personal information. Various governments have also enacted laws protecting the privacy of consumers' non-public personal information. Our failure to comply with existing laws (including those of foreign countries), the adoption of new laws or regulations regarding the use of personal information that require us to change the way we conduct our business or an investigation of our privacy practices could increase the costs of operating our business.

Our business depends in part on our ability to continue to provide value-added services, many of which are dependent upon a single related party contractor, and our business will be harmed if we are unable to provide these services in a cost-effective manner.

        We rely upon one primary contractor, GeeksForLess Inc. (GFL), a related party by means of common ownership, to develop many of our Web services. Our continued ability to obtain and provide our Web services at a low cost is central to the success of our business. GFL utilizes the service of programmers and technicians in Ukraine in order to provide competitive outsourcing prices. There are many risks associated with carrying on business in Ukraine, any or all of which may adversely affect GFL's ability to continue providing services to us, including:

  •
  social, political and economic instability;

  •
  unexpected changes in foreign regulatory or tax requirements;

  •
  difficulties in managing and staffing international operations;

  •
  the burdens of complying with foreign laws and different legal standards; and

  •
  reduced or varied protection for intellectual property rights.

        If GFL is unable or unwilling to provide services to us, we could lose our ability to provide many of our Web services at an attractive price to our customers, which could cause our revenue to decline or our costs to increase.

Most of our Web services are sold by our customers on a month-to-month basis to end-user businesses and, if such businesses are either unable or unwilling to subscribe to our Web services, our revenue may decrease.

        Typically, our Web services are sold by our customers to end-user businesses pursuant to month-to-month subscription agreements. End-user businesses can generally cancel their subscriptions at any time with little or no penalty. Subscription renewal rates for end-user businesses may decline due to a variety of factors, including the overall economic environment and its impact on small and medium-sized businesses, the services and prices offered by us and our competitors, and the evolving use of the Internet by small and medium-sized businesses. If renewal rates for end-user businesses are low or decline for any reason, or if end-user businesses demand renewal terms that are less favorable to our customers, who in turn demand renewal terms on our wholesale contracts with them that are less favorable to us, our revenue could decrease.

If economic or other factors negatively affect the small and medium-sized business sector, end-users may become unwilling or unable to purchase our Web services, which could cause our revenue to decline and impair our ability to operate profitably.

        The existing and target end-users of our customers include small and medium-sized businesses. These businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these end-user businesses often have limited funds, which they may choose to spend on items other than our Web services. If small and medium-sized businesses experience economic hardship, they may be unwilling or unable to expend resources to develop their Internet presence, which would negatively affect the overall demand for our Web services and could cause our revenue to decline.

We may expand through acquisitions of, or investments in, other companies or technologies, which may result in additional dilution to our stockholders and consume resources that may be necessary to sustain our business.

        One of our business strategies is to acquire complementary services, technologies or businesses. In connection with one or more of these transactions, we may:

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  issue additional equity securities that would dilute our stockholders' ownership position and could adversely affect the market price of our common stock;

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  use cash that we may need in the future to operate our business; and

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  incur debt that could have terms unfavorable to us or that we might be unable to repay.

        Any acquisition could involve many risks, including, but not limited to, the following:

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  integrating acquired business operations, systems, employees, services, technologies and sales channels into our existing business, workforce and services could be complex, time-consuming and expensive;

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  an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

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  we may assume debt or other liabilities, known and unknown, including litigation risk, associated with the acquired services, technology or company;

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  to the extent an acquired company has a different corporate culture from ours, we may have difficulty assimilating this organization, which could lead to morale issues, increased turnover and lower productivity than anticipated, and could also have a negative impact on the culture of our existing organization;

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  we may be required to record substantial accounting charges; and

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  an acquisition may involve entry into geographic or business markets in which we have little or no prior experience.

        In addition, we may not realize the anticipated benefits of any acquisition, including securing the services of key employees. Incurring unknown liabilities or the failure to realize the anticipated benefits of an acquisition could increase the costs we anticipate with regard to an acquisition and adversely affect our profitability.

        Any of the foregoing or other factors could harm our ability to achieve anticipated levels of profitability from acquired services, technologies or businesses, or to realize other anticipated benefits of acquisitions. We may not be able to identify or consummate any future acquisitions on favorable terms, or at all. If we do effect an acquisition, it is possible that the financial markets or investors will view the acquisition negatively and the price of our common stock could decline.

Likely fluctuations in our financial results will make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

        Certain factors may contribute to significant fluctuations in our financial results, such as:

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  our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' requirements;

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  the additional operating expenses required to implement new customer contracts;

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  varying renewal rates for our services;

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  the costs of certain marketing initiatives such as participation in trade shows;

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  the percentage of higher-margin Web-services sold;

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  the entry of new competitors into our market;

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  changes in our pricing policies or those of our competitors;

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  the timing and success of new services introduced by us or our competitors;

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  the rate of expansion and effectiveness of our sales force;

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  technical difficulties or interruptions in our services;

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  general economic conditions;

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  additional investment in our services or operations; and

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  regulatory compliance costs.

        These factors and others all tend to make the timing and amount of our revenue unpredictable and may lead to continued or greater period-to-period fluctuations in revenue than we have experienced historically. As a result of these factors, we believe that our quarterly revenue and results of operations are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

The systems and data centers we use are vulnerable to natural disasters and other unexpected problems that could lead to interruptions, delays, loss of data, or the inability to accept and fulfill end-user subscriptions.

        We lease space in data centers, containing servers, located in Miami, Florida and Toronto, Ontario. Our accounting, operations, programming, customer service and sales and marketing departments are located in

Toronto, Ontario. Additionally, our U.S. sales office is located in Fort Lauderdale, Florida. Hurricanes, fire, floods, power loss, telecommunications failures, break-ins, computer sabotage and similar events could damage or destroy these systems and facilities and temporarily prevent us from fulfilling existing service orders and from securing new orders. Such events could cause loss of service and data to customers and end-users, even if the resulting disruption is temporary. Our business could be seriously harmed, our revenues could decline, or customers' confidence in our systems could decrease, and we could be required to make significant expenditures if our systems were damaged or destroyed, or if the delivery of our services to our customers and end-users were delayed or stopped, by any of these occurrences.

We may be unable to respond to the rapid technological changes in our industry and our attempts to respond may require significant capital expenditures.

        The Internet and electronic commerce are characterized by rapid technological change. Sudden changes in end-user and customer requirements and preferences, the frequent introduction of new services embodying new technologies and the emergence of new industry standards and practices could make our Web services and systems obsolete. The rapid evolution of Internet-based applications and services will require that we continually improve the performance, features and reliability of our Web services. Our success will depend, in part, on our ability:

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  to develop new Web services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers and end-users; and

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  to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

        We have elected to develop a substantial portion of all of our Web services internally, rather than by licensing or acquiring technology from third-party vendors. The development of new Web services is complex, and we may not be able to complete development in a timely manner, or at all. Our internal development teams may be unable to keep pace with new technological developments that affect the marketplace for our Web services. If relevant technological developments or changes in the market outpace our ability to develop Web services demanded by current and prospective customers and their end-users, our existing Web services may be rendered obsolete, and we may be forced to license or acquire software and other technology from third parties, or we may lose existing customers and fail to attract new customers. If we are forced to shift our strategy toward licensing our core technology from third parties, it could prove to be more costly than internal development and adversely impact our operating results.

        The development of Web services and other proprietary technology involves significant technological and business risks and requires substantial expenditures and lead-time. We may be unable to use new technologies effectively or to adapt our internally developed technologies and Web services to customer requirements or emerging industry standards. In addition, as we offer new Web services and functionality, we will need to ensure that any new Web services and functionality are well integrated with our current Web services, particularly as we offer an increasing number of our Web services as part of bundled suites. To the extent that any of our new Web services do not integrate well with our existing Web services, our ability to market and sell those new Web services would be adversely affected and our revenue level and ability to achieve and sustain profitability may be harmed.

The provision of Web services to small and medium-sized businesses which are designed to allow them to establish and maintain an Internet presence is a new and emerging market; if this market fails to develop, we will not be able to grow our business.

        Our success depends on a significant number of small and medium-sized businesses outsourcing Website hosting and management, as well as adopting other online business services. The market for our Web services resold by our customers is relatively new and untested. If small or medium-sized businesses determine that Internet presence is not giving their businesses an advantage, they will be less likely to purchase our Web services through our customers. Alternatively, as technology advances, small and medium-sized businesses may establish the capacity to host their own applications and thereby have no need for our hosting services. If the market for our Web services fails to grow or grows more slowly than we currently anticipate, or if our Web services fail to achieve widespread acceptance by end-user demand for our services will decline and our revenue will suffer.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.

        To establish and protect our intellectual property rights, we rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions, and other similar measures to protect our proprietary information, all of which offer only limited protection. We currently have no issued patents, and existing patent applications may not result in issued and valid patents. Any future issued patents or registered trademarks or service marks might not be enforceable or provide adequate protection for our proprietary rights.

        We enter into confidentiality and proprietary inventions agreements with our employees, and confidentiality or license agreements with consultants, third-party developers and customers. A large number of third-party developers under contract with us reside in Ukraine and, although we generally have agreements with these third party contractors, Ukraine is an emerging democracy and we cannot assure you that the terms of these agreements would be adequately enforced under the current legal system in that country.

        Because of the global nature of the Internet, Websites can be viewed worldwide, but we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services become available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in our industry are uncertain and still evolving.

        The steps we have taken to protect our intellectual property may not prevent the misappropriation of proprietary rights or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with or superior to ours or that infringe our intellectual property. The enforcement of our intellectual property rights may depend on our taking legal action against such infringing parties, and we cannot be sure that these actions will be successful, even when our rights have been infringed. Enforcing our rights to our technology could be costly, time-consuming and distracting. Any significant failure or inability to adequately protect our proprietary assets will harm our business and reduce our ability to compete.

We are dependent on our executive officers and our specialized workforce, and the loss of any key member of this team may compromise our ability to manage our business and pursue our growth strategy successfully.

        Our future performance depends largely on the continuing service of our executive officers, senior management team and programming personnel, in particular, Colin Campbell, William Campbell, Michael Mugan, Paul Engels and Dirk Bhagat. While certain members of our management team, including the key employees referred to in the preceding sentence, have employment agreements with us, there can be no assurance that one or more of our key employees will not terminate their employment with us and go to work for a competitor after the expiration of any applicable non-compete period. The loss of one or more of our key employees could make it more difficult for us to advance our services and pursue our business goals, and could seriously harm our business. Our ability to recruit executive officers, senior management, programmers and other qualified personnel is crucial to our ability to develop, market, sell and support our Web services. We cannot guarantee that we will be able to recruit qualified candidates and fill important roles within our organization in a timely manner.

Our growth will be adversely affected if we cannot successfully retain, hire, train and manage our key employees, particularly in the sales and customer service areas.

        Our ability to pursue our growth strategy successfully will depend on our continued ability to attract, retain, and motivate key employees throughout our business. Some key employees may leave to work for a competitor at any time. In particular, we are substantially dependent on our sales and customer service employees to obtain and service new customers and end-users. Competition for such personnel and others can be intense, and there can be no assurance that we will be able to attract, integrate or retain additional highly qualified personnel in the future. In addition, our ability to achieve significant growth in revenue will depend, in large part, on our success in effectively training sufficient personnel in these two areas. New hires require significant training before they achieve full productivity. Our recent and planned hires may not be as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals. If we are not successful in retaining our existing employees, or hiring, training and integrating new employees, or if our current or future employees perform poorly, growth in the sales of our services may not materialize and our business will be harmed due to our inability to compete successfully.

Changes in pricing of bandwidth could have an adverse effect on margins.

        Bandwidth is the most significant element in the determination of our cost of sales. An increase in the price of bandwidth could have an adverse effect on gross margins since we may not be able to increase our prices to compensate. We believe that the ability to access bandwidth is more important than the price and we have therefore implemented arrangements with several bandwidth providers and have entered into long-term contracts with some of them. If the price of bandwidth were to decrease, our contractual commitment to pay higher prices would cause us to be less competitive and our business would suffer.

        In addition, since we purchase additional bandwidth based on anticipated growth, our bandwidth expenses are sometimes larger than necessary for our existing needs. Larger than necessary bandwidth expenses will also increase relative to our needs if our projected growth is delayed or does not occur. This would cause us to be less competitive and less profitable as our costs would outpace our revenues.

If agreements with third-party suppliers, including bandwidth and software suppliers, are terminated or materially altered, we may not be able to offer our Web services profitably.

        We provide some of our Web services through arrangements with third parties, and our continued ability to obtain and provide these Web services is central to the success of our business. Examples of such services and their respective providers include, but are not limited to: certain software licenses from Microsoft Corporation, anti-virus software from Frisk Software International, e-commerce applications from eBay Inc. and Miva, Inc., and bandwidth and/or data center services from TELUS Communications Company and NAP of the Americas, Inc. Some of these agreements may be terminated on short notice and, if any of these third parties were to terminate their relationships with us or modify the economic terms of these arrangements, we could lose our ability to provide these Web services at a cost-effective price to our customers, which could cause our revenue to decline or our costs to increase.

        We license third-party software to deliver our Web services. In the event that any of these third-party software suppliers dramatically alters the terms under which we are permitted to use its software, this may have a detrimental effect on our ability to deliver Web services to end-users. This will have a corresponding negative effect on our revenue and profitability.

        We incorporate third-party software as part of our Web services to the majority of our customers. Any radical change to the configuration, distribution or pricing of this third-party software could negatively affect the profitability of providing these Web services.

Our Web services are dependent upon open source software, which exposes us to uncertainty and potential liability.

        We incorporate "open source" software components into our service offerings. These components are typically available without cost but are developed by third parties over whom we have no control. We have no assurance that these components do not infringe upon the intellectual property rights of others. We could be exposed to infringement claims and liability in connection with the use of these open source software components. The developers of open source software are under no obligation to maintain or update these software components, and we may be forced to replace these components with internally developed or commercially licensed software. Certain open source software licenses provide that any software that makes use of or incorporates components distributed under that license will itself become subject to the same general distribution rights and other terms of that license. As a result, there is a risk that third parties, including our competitors, could have the right to use and distribute certain elements of our Web services.

Any disputes which result in a change in intellectual property rights for Linux could cause additional expenses or loss of revenue because our system relies heavily on Linux and Apache, which are currently open-source and free-of-charge.

Changes in data center facilities could adversely affect our reliability and operating costs.

        Our data centers are located in leased premises. While we are in compliance with all material terms of our leases, if we had to relocate to different premises because the lease for any data center was terminated, or because we were not able to renew or extend the lease for a data center, our services may be interrupted, our reputation could suffer and our profitability and ability to conduct our business could be materially adversely affected.

Currency fluctuations may adversely affect our revenue and profitability.

        We do not currently manage the United States – Canadian dollar exchange rate risk using financial instruments. We earn revenue and pay expenses in both Canadian and United States dollars and our financial statements are reported in United States dollars. The majority of our employees are located in Canada and are paid in Canadian dollars. As the Canadian dollar has increased in value against the United States dollar, our Canadian dollar denominated revenues have increased as reported in United States dollars. The increase in our revenues resulting from the gain of the Canadian dollar against the United States dollar may be diminished or eliminated if the exchange rate stabilizes. If our Canadian dollar expenses exceed our Canadian dollar revenues, our profitability could decrease.

We rely on third-party research which may be inaccurate or incomplete or which we may interpret incorrectly.

        We rely on third-party research to support forecasts of market growth, industry trends, market factors and opportunities. Should some or all of this third party research prove to be inaccurate or incomplete, or if our interpretations of such research are incorrect, we may pursue inappropriate strategies and our projections and estimates of our growth and profitability could be inaccurate.

Risks Related to Our Industry

The success of our business depends on the continued growth of the Internet as a business tool for small and medium-sized businesses.

        Expansion in the sales of our Web services will depend on the continued acceptance of the Internet as a communications and commerce platform for small and medium-sized businesses. The use of the Internet as a business tool could be adversely affected by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed in the past by viruses, worms, and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, or businesses do not continue to become Internet-enabled and maintain an online presence, the demand by our customers for our services would be significantly reduced.

We could become subject to litigation regarding intellectual property brought by other parties, which could divert management's attention, increase our legal expenses and prevent us from using or selling the challenged technology.

        In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. This litigation is particularly prevalent in the technology industry. In addition, there has been an increase in the filing of suits alleging infringement of intellectual property rights. Regardless of the merits of these suits, many defendants are entering into settlement arrangements quickly to dispose of such suits and thus to avoid publicity and the costs of defending the suits. Other companies or individuals may pursue litigation against us with respect to intellectual property-based claims. The results of any litigation are inherently uncertain. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties. We expect that the number of infringement claims will increase as the number of services and competitors in our industry grows. In the event of an adverse result in any future litigation with respect to intellectual property rights relevant to our services, we could be required to:

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  enter into royalty or licensing agreements with respect to the infringing technology, which might not be available on acceptable terms or at all;

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  pay substantial damages under applicable law;

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  cease the development, use and sale of services found to be infringing; or

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  expend significant resources to develop non-infringing technology.

        Our insurance may not cover potential claims or may not be adequate to indemnify us for damages we incur. Also, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. If a claim were made against us, regardless of the merits or success, we could be required to expend significant financial and management resources in the defense of such claim.

Governmental regulation involving the transmission of information over the Internet is evolving, and we may face liability in connection with the information that is transmitted using our Web services.

        The legal framework that applies to the Internet is continually evolving. Laws have been, and likely will continue to be, enacted that address issues of privacy, security, pricing, taxation, quality and substance of services, and other issues. Because our Web services allow customers to transmit information over the Internet on their own Websites, we may be found to be liable for any improper information that our end-users transmit. We may face liability for defamation, negligence, copyright, patent or trademark infringement, and other claims based on the nature and content of the materials being transmitted by way of our Web services. Although we retain discretion to cancel the Web services being provided to end-users if we learn such content is being transmitted, there can be no guarantee that our end-users will refrain from such transmission or that we will not be held responsible for the content being transmitted or hosted using our Web services or infrastructure. Government regulations also could affect the cost of communicating on the Internet and could negatively affect the demand for our Web services, and our business could thereby be harmed.

        Any legislation making Web service providers specifically responsible for the content of end-users' Websites and email messages located on their infrastructures could result in our responsibility for all content on our servers, as our customers would be using our infrastructure for providing services to their end-users. As our infrastructure contains content for all of our customers' end-users, monitoring the content would represent an enormous and possibly untenable responsibility.

        Any legislation of foreign jurisdictions restricting companies from making use of our Web services based on geographic location of data centers or original location of incorporation or any attempts to halt outsourcing in major markets will have an impact on our business and financial condition.

Governments may in the future levy taxes on Internet access and electronic commerce transactions, which could result in a decrease in the attractiveness of the Internet to our customers and potential customers, and could reduce demand for our Web services.

        Various levels of government in the United States and Canada are grappling with the problem of how to charge income and use taxes on e-commerce transactions. There is no assurance that various levels of taxing authorities will not promulgate tax laws that could result in new forms of taxation of Internet access and electronic commerce transactions. An imposition of or increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our services.

Risks Related to this Offering

There is currently no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

        Prior to this offering, no public market existed for our common stock. An active and liquid market for the shares of our common stock may not develop following the completion of this offering or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our shares of common stock was determined by negotiations between us, the selling shareholders and the underwriters of this offering, and may not be indicative of the price at which the shares will trade following the completion of this offering.

        The market price of our shares of common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

  •
  actual or anticipated variations in our quarterly operating results or those of our competitors;

  •
  our ability to develop and market new and enhanced services on a timely basis;

  •
  whether we are able to introduce new services successfully to our customers;

  •
  commencement of, our involvement in, or results of litigation;

  •
  changes in financial estimates or opinions by research analysts;

  •
  actual or anticipated changes in the Canadian, U.S. and European economies or the Web hosting service industry;

  •
  changes in earning estimates or recommendations by any public market analysts that elect to follow our stock;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

  •
  actual or anticipated sales or distributions of common shares by our officers and directors, whether in the market or in subsequent public offerings;

  •
  general economic conditions and slow or negative growth of our market; and

  •
  political instability, natural disasters, war and/or terrorism which may harm internet infrastructure or reduce the demand for our Web services.

        As a result of this volatility, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our shares, regardless of our operating performance.

Investors purchasing common shares in this offering will incur substantial and immediate dilution.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of common stock. Purchasers of our shares in this offering will incur immediate and substantial dilution of Cdn$            per share ($             per share) in the net tangible book value of our shares of common stock from an assumed initial public offering price of Cdn$            per share ($            per share). If the underwriters exercise their option to purchase additional shares in full, there will be dilution of Cdn$            per share ($             per share) in the net tangible book value of our shares of common stock. In addition, the outstanding shares of Series A preferred stock will be automatically converted into common stock upon the closing of this offering. For a further description of the effects of dilution in the net tangible book value of our common shares, see "Dilution."

Our share price may decline because of the ability of others to sell our common shares.

        Sales of substantial amounts of our shares of common stock after this offering, or the possibility of those sales, could adversely affect the market price of our shares and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of our shares of common stock.

        After this offering, the existing stockholders will own            % of our outstanding common shares (            % if the underwriters exercise their over-allotment option in full). Such stockholders have no contractual obligation to retain any of our shares of common stock, except pursuant to the lock-up agreements described under "Underwriting," under which they have agreed that they will not sell any of our common shares without the underwriters' consent until 180 days after the closing of this offering. Subject to applicable securities laws, after the expiration of this 180-day lock-up period or before, with consent of the underwriters, they may sell any and all of our common shares that they beneficially own. In addition, after the expiration of this 180-day lock-up period, we could issue and sell additional shares of our common stock. Any sale by our existing stockholders or us of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock.

        In connection with this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock that are or will be reserved for issuance under our stock incentive plan. Significant sales of our shares pursuant to our stock incentive plan could also adversely affect the prevailing market price for shares of our common stock.

Management will retain significant influence over our affairs due to their continued share ownership.

        On completion of this offering, our principal stockholders, most of whom are members of senior management (or their spouses or family trusts), will own, or exercise control or direction over, approximately            % of the outstanding shares of our common stock. Colin Campbell and William Campbell, our Chief Executive Officer and President, respectively, and their mother, Lillian Campbell, currently own approximately 47.8% of our outstanding stock (assuming conversion of the Series A Preferred shares) and will own approximately             % of our outstanding stock after this offering. Accordingly, current senior management will continue to have a significant influence over our policies and affairs and will be in a position to determine or influence significantly the outcome of corporate actions requiring stockholder approval, including the election of directors, the adoption of amendments to our charter and the approval of mergers and sales of our assets.

Our articles of incorporation, bylaws and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control.

        Our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights (including voting rights), qualifications, limitations and restrictions on those shares, without any further vote or action by the stockholders. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power or economic value of the shares of common stock.

        In addition, provisions of our amended and restated certificate of incorporation, bylaws and Delaware law, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors might be willing to pay in the future for shares of our common stock. For a further description of these provisions of our amended and restated certificate of incorporation, bylaws and Delaware law, see "Description of Capital Stock — Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and ByLaws".

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect our business.

        The enactment in the United States of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the adoption of new rules by the Securities and Exchange Commission (SEC), have changed the manner in which public companies are governed. For example, the new rules and regulations require certifications in public SEC filings from executive officers. Further, some of these recent changes heighten the requirements for board or committee membership, particularly with respect to an individual's independence from the corporation and level of experience in financial and accounting matters. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. We therefore may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management. If we are unable to attract and retain qualified officers and directors, our ability to sustain and grow our operations will be harmed.

If, after this offering, we are unable to satisfy the requirements of Section 404 of Sarbanes-Oxley, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

        Section 404 of Sarbanes-Oxley requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal controls over financial reporting and our independent auditors will be required to issue an opinion on management's assessment and the effectiveness of those matters. Our compliance with Section 404 of Sarbanes-Oxley will first be reported on in connection with the filing of our annual report on Form 10-K for the fiscal year ending March 31, 2008. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Being a public company will increase our administrative costs.

        As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, Sarbanes-Oxley and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. These new rules and regulations will apply to us once we are a public company and will increase our legal and financial compliance costs and make some activities more time-consuming or costly. Further, as a public company we intend to implement additional internal controls and disclosure controls and procedures, increase our directors and officers insurance coverage, adopt, monitor and enforce an insider trading policy, and have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. As a result, our management's attention might be diverted from other business concerns.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this prospectus may constitute "forward looking" statements that represent our beliefs, projections, predictions and assumptions about future events. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. Forward-looking statements may be identified by words such as "anticipate", "estimate", "expect", "intend", "may", "will", "should", "would", "believe", "plan", "target", "project" and other similar terminology.

        Forward-looking statements are subjective and involve known and unknown risks, uncertainties and other important factors, many of which are beyond our ability to control or predict, that may cause our actual results, performance or achievements, or industry results, to be materially different from any estimates of future results, performance or achievements expressed or implied by such forward-looking statements.

        Forward-looking statements should not be read as guarantees or accurate indications of future results, performance or achievements. Accordingly, except as required by law, we assume no obligation to update or revise them to reflect changed events or circumstances.

        In making the forward-looking statements in this prospectus, the material factors and assumptions that were applied include, but are not limited to:

  •
  that our market research with respect to our current and potential customers and their end-users (which is in part based on information we have received from our customers), including information regarding their needs and how our current services and prospective services currently address or may in future address those needs, is comprehensive and accurate;

  •
  that our market research regarding our competitors, their service offerings and the competitive factors in the markets in which we compete is comprehensive and accurate;

  •
  that developing and improving Web services will increase our revenue per end-user and that providing additional Web services to end-users will allow us to command higher prices and maintain and increase our profitability;

  •
  that offering new Web services will generate further demand in our existing end-user base and that leveraging the brand recognition of our customers will increase our penetration rate;

  •
  that we have the ability to succeed using our proprietary technologies and, in particular, that our plans for commercializing and launching certain Web service applications are viable operationally and economically;

  •
  that shifting the mix between sales of Web services to communication services providers versus sales to small Web hosting resellers and end-user businesses is viable and will be profitable;

  •
  that our cash resources, including net cash flows into our business and our revolving line of credit, will be consistent with our past experience and improve following completion of the offering;

  •
  that acquisition candidates exist which are complementary to our business and that we will have the resources to acquire and integrate suitable candidates into our business effectively; and

  •
  that the advice we have received from our financial and legal advisors, including that relating to such matters as accounting policies and prior sales of securities, is reliable and correct.

        We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the risks, uncertainties and events described in the section entitled "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

        Because of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements contained in this prospectus.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that our net proceeds from the offering will be approximately $             million (Cdn$             million), based upon an assumed initial offering price of $            per share (Cdn$            per share), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the net proceeds to the selling stockholders will be $            (Cdn$            ). If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $             million (Cdn$             million). We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We expect to use $            (Cdn$            ) of the net proceeds that we receive from this offering to invest in our application delivery platform and expand our portfolio of Web services, $            (Cdn$            ) to expand into the UK market (including developing a network operations center, staffing and market development) and $             (Cdn $            ) for general corporate purposes. We may also use certain of the net proceeds to pursue growth through the selective acquisition of, or investment in, complementary services, technologies and businesses. We have no present agreements or commitments with respect to any prospective business acquisitions.

        While we intend to use funds available from this offering as stated above, circumstances may arise where a reallocation of funds is necessary. The amount and timing of our actual expenditures for general corporate purposes will vary significantly depending on the amount of cash used in or generated by our operations, the status of our development efforts, sales and marketing activities, technological advances and competitive pressures. Accordingly, our management will have broad discretion in the application of the net proceeds generated from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds.

        The funds may not be fully used for a significant period following closing of this offering. Pending final use, we may invest net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or Canada or their respective agencies.

DIVIDEND POLICY

        We have never paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our shares of common stock. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization as at March 31, 2006:

  •
  on an actual basis;

  •
  as adjusted, to give effect to the conversion of all shares of Series A redeemable convertible preferred stock into 2,127,658 shares of common stock, which will occur automatically upon the closing of this offering, and the sale by us of            shares of common stock at the assumed initial public offering price of Cdn$            per share in this offering and our receipt of the net offering proceeds therefrom, after deducting estimated underwriting discounts and commissions and offering expenses.

        You should read this table together with "Use of Proceeds," "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock," and our financial statements and the notes thereto included elsewhere in this prospectus.

	March 31, 2006(1)
	Actual (audited)	As Adjusted
	(in thousands)
Total long term debt including current portion	$882		$882

Series A redeemable convertible preferred stock $0.0001 par value; 10,000,000 shares authorized, 2,127,658 issued and outstanding, actual: 10,000,000 shares authorized, no shares issued and outstanding as adjusted	5,170		—

Stockholders' equity Common stock, $0.0001 par value; 30,000,000 shares authorized; 4,032,336 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	216
Additional paid-in capital	3,384
Deferred stock-based compensation	(26)		(26)
Accumulated other comprehensive loss	(43)		(43)
Deficit	(1,189)

Total stockholders' equity	2,342

Total capitalization	$8,394	$

(1)
The table above excludes the following as of May 31, 2006: (a) 845,260 shares of common stock reserved for issuance pursuant to the exercise of options outstanding under our 2000 Stock Option Plan, at a weighted average exercise price of $3.55 per share; and (b) 60,000 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $3.20 per share.

DILUTION

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share upon the completion of this offering.

        Our net tangible book value as of March 31, 2006 was approximately $5,904,000, or $0.96 per share of common stock. The net tangible book value per share of common stock represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares of common stock, after giving effect to the conversion of all of our outstanding shares Series A preferred stock into 2,127,658 shares of common stock, which will occur automatically upon the closing of this offering. After giving effect to the sale of shares of common stock offered by us in this offering, at an assumed initial public offering price of Cdn$            per share ($            per share), and after deducting the estimated underwriting discounts and offering expenses payable by us, our net tangible book value, as adjusted, as of            , 2006, would have equaled approximately Cdn$             million ($             million), or Cdn$            per share ($            per share) of common stock. This represents an immediate increase in net tangible book value of Cdn$            per share ($            per share) of common

stock to our existing stockholders, and an immediate dilution in net tangible book value of Cdn$            per share ($            per share) of common stock to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share of common stock.

Assumed initial public offering price per share of common stock				$(1)
Net tangible book value per share of common stock as of March 31, 2006		$0.96
Net tangible book value per share of common stock attributable to this offering	$
Pro forma, as adjusted net tangible book value per share of common stock after giving effect to this offering			$
Dilution per share of common stock to new investors				$(2)

(1)
Cdn$            per share.

(2)
Cdn$            per share.

        The table above assumes no exercise by the underwriters of their option to purchase up to 15% of the number of shares of common stock sold in the offering to cover over-allotments, if any.

        The following table summarizes, as of March 31, 2006, on the as-adjusted basis described above, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid, before deducting the estimated underwriting discounts and commissions and our offering expenses. The calculations with respect to shares of common stock purchased by new investors in this offering reflect an assumed initial public offering price of Cdn$             per share.

	Shares Purchased		Total Consideration
	Number(1)	Percent	Amount	Percent
Existing stockholders(2)	6,159,994%		$8,132,849%
New investors		%		%

Total		100%		100%

(1)
Assumes the conversion of all outstanding shares of Series A preferred stock to shares of common stock on a one-for-one basis upon completion of the offering. See "Description of Capital Stock — Preferred Stock".

(2)
The average price per share for existing stockholders is $1.32.

        The sale of shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to            , or            % of the total shares outstanding, and will increase the number of shares held by new investors to            , or            % of the total shares outstanding. If the underwriters exercise their over-allotment option in full, the shares held by existing stockholders will own            % of the total shares outstanding, and our new investors will own            % of the total shares outstanding.

        The above discussion and table assume no exercise of stock options to purchase 845,260 shares of common stock outstanding as of May 31, 2006, with a weighted average exercise price of $3.55 per share, and no exercise of warrants to purchase 60,000 shares of common stock outstanding as of May 31, 2006, at an exercise price of $3.20 per share. If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own            % and our new investors would own             % of the total number of shares of our common stock outstanding upon closing of this offering, representing            % and            % of the voting power of such shares of common stock, respectively.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth our selected consolidated statements of operations, balance sheets and other financial information for the periods indicated. We have derived our consolidated statements of operations information for the years ended March 31, 2006, 2005, 2004, 2003 and 2002 and our consolidated balance sheet information as of March 31, 2006, 2005, 2004, 2003 and 2002 from our audited consolidated financial statements. Historical results are not necessarily indicative of future results. The following selected consolidated financial information should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended March 31,
	2006	2005	2004	2003	2002
	(in thousands, except per share data)
Consolidated Statement of Operations Data(1)
Revenues(2)
Webhosting and applications services	$17,295	$13,351	$8,269	$5,041	$2,805
Other services	662	953	621	502	374

Total revenues	17,957	14,304	8,890	5,543	3,179

Cost of revenues	2,003	2,343	1,826	1,126	661

Gross profit	15,954	11,961	7,064	4,417	2,518

Operating expenses
Sales and marketing	3,899	3,012	2,269	1,556	1,263
Research and development	2,108	2,168	1,380	772	555
Project management	1,393	826	585	—	—
Technical support	2,258	1,518	784	969	675
General and administrative	1,451	1,150	1,277	871	740
Amortization of property and equipment, other assets and customer list	1,796	1,234	891	539	444

Total operating expenses	12,905	9,908	7,186	4,707	3,677

Income (loss) before the undernoted	3,049	2,053	(122)	(290)	(1,159)
Interest expense (income), net	(23)	15	22	(16)	175

Income (loss) before income taxes	3,072	2,038	(144)	(274)	(1,334)
Income taxes (recovery)	1,069	(1,178)	—	—	—

Net income (loss)	$2,003	$3,216	$(144)	$(274)	$(1,334)

Net income (loss) per share
Basic	$0.47	$0.77	$(0.06)	$(0.10)	$(0.35)

Diluted	$0.28	$0.47	$(0.06)	$(0.10)	$(0.35)

Weighted average number of common shares outstanding
Basic	4,032	4,032	4,009	3,966	3,850

Diluted	6,684	6,578	4,009	3,966	3,850

	Year Ended March 31,
	2006	2005	2004	2003	2002
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,038	$1,897	$1,420	$1,045	$557
Working capital(3)	2,731	1,491	439	753	848
Total assets	10,282	6,920	4,069	2,658	2,076
Deferred Web hosting revenue	923	589	474	301	193
Series A redeemable convertible preferred stock	5,170	5,056	4,943	4,833	4,726
Deficit	(1,189)	(3,192)	(6,408)	(6,263)	(5,989)
Total stockholders' equity (deficit)	2,342	433	(2,694)	(3,080)	(3,151)
Other Financial Data
EBITDA(4)	$4,845	$3,287	$769	$249	$(715)

(1)
Financial information for the fiscal years ended March 31, 2002 and 2003 were prepared in accordance with Canadian Generally Accepted Accounting Principles, including a reconciliation to U.S. Generally Accepted Accounting Principles, that were audited in accordance with Canadian Generally Accepted Auditing Standards.

(2)
Segmented Revenue Information
	Year Ended March 31,
	2006	2005	2004	2003	2002
	(in thousands)
Canada	$8,535	$7,462	$5,182	$3,560	$2,072
United States	9,348	6,842	3,708	1,983	1,107
United Kingdom	74	—	—	—	—

Total revenue	$17,957	$14,304	$8,890	$5,543	$3,179

(3)
Working capital is defined as total current assets less total current liabilities.

(4)
EBITDA is defined as net income before interest, taxes, depreciation and amortization and is used by us as a performance measure. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For example, EBITDA does not include:

(i)
interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

(ii)
amortization expense, and because we use capital assets, amortization expense is a necessary element of our costs and ability to generate revenue; and

(iii)
income tax expense, and because the payment of taxes is part of our operations, income tax expense is a necessary element of our costs and ability to operate.

  Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

  The following table is a reconciliation of our net income (loss) to EBITDA:

	Year Ended March 31,
	2006	2005	2004	2003	2002
	(in thousands)
Net income (loss)	$2,003	$3,216	$(144)	$(274)	$(1,334)
Interest expense (income), net	(23)	15	22	(16)	175
Income taxes (recovery)	1,069	(1,178)	—	—	—

Operating income (loss) (EBIT)	3,049	2,053	(122)	(290)	(1,159)
Amortization	1,796	1,234	891	539	444

EBITDA	$4,845	$3,287	$769	$249	$(715)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Consolidated Financial Information" and our historical financial statements and notes thereto included elsewhere in the prospectus. However, historical trends should not be taken as indicative of future operations. The following discussion includes forward-looking statements that are not historical facts but reflect our current expectation regarding future results. Actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties, including the matters discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

        We believe we are a leading provider of Web services that enable small and medium-sized businesses to establish and maintain an Internet presence. We believe we are a leading provider of such Web services based on the number and size of our customers, the number of end-user Web sites that we support, the quality of our Web services, and our reputation. We have over 330 customers in the United States, Canada and the United Kingdom, which include telecommunication carriers, cable companies, Internet service providers, domain registrars and Web hosting service providers. These communication services providers purchase our Web services on a wholesale basis and resell these services under their own brands to small and medium-sized businesses. We refer to small and medium-sized businesses which use our Web services as "end-users" or "end-user businesses". In addition we sell our Web services to small Web hosting resellers and directly to end-users. Our Web services include Website creation and maintenance applications, managed email with virus and spam protection, e-commerce application services, customer communications and Website promotion applications, and Website hosting and data transfer. Revenue derived from our Web services is recorded as Web hosting and application revenue in our financial statements.

        Our revenues are primarily derived from the sale of Web services to our customers who in turn resell them to their end-user businesses. Over the past four fiscal years, our revenue growth has been primarily driven by increasing the number of our customers and their respective end-users who purchase our Web services on a recurring subscription basis. Between March 31, 2002 and March 31, 2006, our customer base grew from 197 to over 330 communication services providers, and end-users grew from 31,700 to over 210,000. During the same period our revenues increased from approximately $3.2 million to approximately $18.0 million.

        Hostopia.com was founded in December 1999. In May 2000, we raised approximately $2.6 million from our principal shareholders through the conversion of loans, and from new investors and employees in seed capital, in exchange for issuing 938,487 shares of our common stock. In December 2001, we raised $5 million in venture capital financing via a private placement, 60% of which was provided by our founding shareholders and 40% by TELUS Corporation, in exchange for issuing 2,127,658 shares of Series A preferred stock.

Key Metric

End-User Count

        Our customers purchase our Web services based on the demand for these services among their end-users. As a result, the number of end-user businesses purchasing our services from our customers drives our revenues. This number increases primarily as a result of: (1) our existing customers reselling our Web services to more of their end-user businesses; and (2) the addition of new customers who in certain circumstances replace Web services currently provided to their end-user businesses by other providers of Web services with our Web services. To a lesser extent we increase the number of our end-users by direct sales to small Web hosting resellers and end-user businesses.

        Changes in the number of end-users are predictive of our future revenue growth and operating results due to the recurring revenue that we receive from the sale of our Web services. As a result, we monitor this metric closely to forecast and manage our growth.

Sources of Revenues

        We derive all of our revenue from Web hosting and application services and other services. We sell our services primarily on a wholesale basis to our customers. These sales account for approximately 82% of our total revenues. No single customer accounted for more than 13% of revenue for the year ended March 31, 2006 and 12% for the year ended March 31, 2005. To a lesser extent, we sell our services directly to small Web hosting resellers and end-user businesses which accounted for approximately 14% of our total revenues for the year ended March 31, 2006 and 18% for the year ended March 31, 2005. Other services accounted for approximately 4% of total revenues.

Web Hosting and Application Services

        Web hosting and application service revenues are derived from the sale and support of Web services. We generated 96.3%, 93.3% and 93.0% of our revenues in the years ended March 31, 2006, 2005 and 2004, respectively, from Web hosting and application services. Most of our Web hosting and application services revenue is derived from monthly fees paid to us by our customers in accordance with contracts that generally range from one to four years. We derive a smaller portion of our revenues from the direct sale of Web services to small Web hosting resellers and end-user businesses. We expect Web hosting and application services revenue to increase in absolute dollars and to remain relatively stable as a percentage of our total revenues as we intend to maintain the mix of services offered in their current proportion. We expect the revenue we derive from the direct sale of Web services to small Web hosting resellers and end-user businesses to decline relative to our total revenues as we intend to devote few resources to this segment of our business in proportion to other segments.

Other Services

        Other services are revenues derived from domain name registration and professional services. We derived 3.7%, 6.7% and 7.0% of our total revenues in 2006, 2005 and 2004, respectively, from other services. Domain name registration revenue consists of fees we receive for domain name registrations, renewals and transfers from customers, end-users and other individuals. Professional services consist of fees we receive from our customers for services provided at their request. We expect other services revenue to increase in absolute dollars and to remain relatively stable as a percentage of our total revenues as we intend to maintain the mix of services offered in their current proportion.

Cost of Revenues

        Cost of revenues consists principally of expenses relating to bandwidth and data center costs, software license fees, hardware maintenance, referral payments and domain name registration fees.

Bandwidth and Data Center

        Bandwidth and data center expenses primarily consist of the cost of bandwidth and leased data center space. We purchase bandwidth from several suppliers. We lease space in four network operations centers — three in Toronto, Ontario and one in Miami, Florida. We utilize these facilities under contracts ranging from one to three years. We pay for these services on a monthly basis. Bandwidth costs represent the largest percentage of our cost of revenues. We expect that, in the future, bandwidth and data center facility costs will increase as the number of end-users increase.

Software License and Hardware Maintenance

        Software licensing and hardware maintenance fees are incurred to maintain our Web services application delivery platform. We expect that, in the future, software license and hardware maintenance expenses will increase with increases in the number of end-users.

Referral Payments

        We make referral payments to small Web hosting resellers and select customers under referral agreements. We expect that, in the future, referral payments will increase with expected increases in revenue from these resellers and customers. Referral fees are paid to small Web hosting resellers and certain customers based on revenues received from their associated end-users.

Domain Name Registration Fees

        We purchase domain rights from accredited suppliers for resale. Customers and end-users purchase the right to use domain names for a specified number of years and this right must be renewed periodically.

Operating Expenses

        Operating expenses comprise all personnel costs together with advertising and marketing expenses, travel expenses, administrative expenses including insurance and professional fees, communication expenses, rent expenses for office facilities and amortization expenses. We allocate these expenses to sales and marketing, research and development, project management, technical support and general and administrative.

        In addition, we have used outsourced services provided by GeeksForLess, Inc. (GFL), a related party by means of common ownership, since November 2003. From November 2003 to the end of fiscal 2005, all outsourced services and related expenses were allocated solely to research and development. Beginning April 1, 2005, GFL has provided services in the areas of technical support, project management and sales support and we began allocating expenses accordingly.

Sales and Marketing

        Sales and marketing expenses represent the largest percentage of our operating expenses, and consist primarily of compensation and commissions for our sales personnel. Other sales and marketing expenses include amounts paid to allow our employees to attend trade shows, print and Internet banner advertising, travel expenses and allocated rent, communications and office expenses.

Research and Development

        Research and development expenses consist primarily of compensation, performance bonuses and related expenses for our research and development staff, contracted offshore resources, and allocated overhead costs. We focus our research and development efforts on increasing the features and functionality of our Web services and the delivery of those Web services to end-users. We expect that, in the future, research and development expenses will increase as we upgrade and enhance our existing Web service offerings, develop new Web service offerings and expand the capabilities of our application delivery platform.

Project Management

        Project management expenses consist of compensation and performance bonuses, allocation of payments to GFL for its services to the project management group, travel expenses, allocated rent, communication and office expenses. The project management team manages new customer set ups and our customers' end-user migrations to our application delivery platform as well as ongoing technical assistance to customers.

Technical Support

        Technical support expenses consist of compensation and allocated rent, communication and office expenses and allocation of payments to GFL for its services to the technical support group. Our technical support staff provides assistance to our customers and/or end-users. We employ technical support staff who operate 24 hours a day, 365 days a year.

General Administration

        General and administrative expenses consist of personnel compensation and related expenses for administration and finance personnel, professional services that are not otherwise allocated to specific functions, insurance fees, franchise and capital taxes, banking fees, provision for bad debts expenses and other miscellaneous expenses that are not otherwise allocated. We also anticipate that we will incur expenses related to professional service fees and insurance fees necessary to meet the requirements of being a public company.

Amortization

        Amortization expenses consist of charges relating to the amortization of all of the property and equipment (including hardware, software, furniture and fixtures, telephone equipment), leasehold improvements, lease inducement assets, and intangible assets (including customer lists, Website templates and digital images). With the exception of furniture and fixtures that are amortized over a period of three to five years, and leasehold improvements that are amortized over the lesser of the term of the lease and expected life of the asset, all other assets are amortized over a three-year period. We believe this policy covers most risks associated with the prospect of technological obsolescence; however, we evaluate the condition of our asset base annually to determine whether additional decreases in recorded value may be required. We expect that amortization expenses will increase in future periods as we continue to make capital investments in our application delivery platform to support the expansion of our Web services and increasing number of end-users.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses together with disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and estimates may differ under different assumptions or conditions. We believe the following accounting policies, described in greater detail in Note 1 to our consolidated financial statements included in this prospectus, to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Web hosting and Applications Services

        We recognize revenue derived from Web hosting and applications services on a monthly basis as services are performed. The majority of our revenue is derived from our customers that receive invoices dated the first day of the month during which our Web services will be provided to them. Set-up fees received in advance from our customers are deferred and recognized as revenue on a straight-line basis over the term of the underlying service contract commencing with the delivery of service.

        We also receive a portion of our revenue directly from end-user businesses and small Web hosting resellers on a monthly, quarterly, semi-annually or annual basis. We defer recognition of revenue that will be earned in a subsequent period and for which an end-user has paid in advance. The portion of Web hosting and application services revenue directly received from these end-users and small Web hosting resellers is recognized as deferred revenue in the accompanying consolidated balance sheets. As services are performed, we recognize this revenue on a straight-line basis over the applicable service period.

Other Services

        As a domain name reseller, as opposed to a registrar, we recognize domain name registration revenue when we receive payment from customers and end-users since we have no obligation to maintain a domain registry following a sale. Professional service revenue is recorded based upon the extent to which all of the contracted professional services have been provided.

Allowance for Doubtful Accounts

        In accordance with our revenue recognition policy, our accounts receivable are based on customers whose payment is reasonably assured. We monitor collections from our customers and maintain an allowance for estimated credit losses for 100% of all customers' accounts deemed uncollectible. For those accounts receivable not specifically identified as uncollectible, an allowance is maintained for a specific percentage of those receivables based on aging accounts, historical collection experience and current economic expectations. Credit losses have historically been within our expectations and the provisions established in our financial statements, but we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because we have several large customers, a change in liquidity of any one customer or our inability to collect from one of these customers could have a material adverse impact on our consolidated financial position.

        We record an allowance for estimated credit losses once a contract has been legally terminated with a customer who has ceased to pay for services. While losses from these items have historically been minimal, we cannot guarantee that we will continue to experience the same loss rates that we have in the past.

Accounting for Stock-Based Compensation

        Up to and including the fiscal year ended March 31, 2006, with the exception of stock option awards made to non-employee consultants that have provided services to us, we elected to account for stock-based compensation in our accounts as based on Accounting Principles Board (APB) Opinion No. 25. We have provided the pro forma disclosures required by FASB Statement No. 123 in the notes to our consolidated financial statements located elsewhere in this prospectus. Effective April 1, 2006, we will adopt the recommendations of FASB Statement No. 123R in recording stock-based compensation expense in our accounts. Accordingly, stock-based compensation expense will increase over the levels of the preceding three years. For each of the past three fiscal years ended March 31, 2006, 2005 and 2004, stock-based compensation expense related to option awards made to consultants amounted to $19,956, $24,118 and $33,440, respectively.

        The table below summarizes the options we granted during the year ended March 31, 2006.

Month	Number of Options	Exercise Price Per Option	Fair Value Per Share
June 2005	6,740	$7.70	$7.70
November 2005	32,800	$8.75	$8.75
February 2006	18,500	$9.50	$9.50

Total	58,040

        We granted to our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our board of directors at that time. Our board of directors estimates the fair market value of the option awards based on our revenue, gross profit and operating income and other market comparables.

Accounting for Goodwill, Intangible Assets and Property and Equipment

        Since our inception we have fully allocated the purchase price of acquisitions to intangible assets. Other intangible assets include Website templates and electronic images, and they are amortized using the straight-line method over three years. We test for the impairment of intangible assets annually, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount. Similarly, we annually review the condition and revenue generating potential of our property and equipment to determine whether our amortization policies are satisfactory in the circumstances.

Accounting for Income Taxes

        We provide for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. A valuation allowance is recorded to reduce deferred income tax assets to an amount that in the opinion of management is more likely than not to be realized. We consider factors, such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies and other factors in the determination of the valuation allowance. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the year that includes the enactment date. As of March 31, 2006, we did not have any net operating losses or other tax attributes subject to valuation allowances.

Results of Operations

        The following table presents our selected consolidated statement of operations data expressed as a percentage of our total revenue for the periods indicated:

	Year Ended March 31,
	2006	2005	2004
Revenues
Web hosting and application services	96%	93%	93%
Other services	4	7	7

Total revenues	100	100	100

Cost of revenues
Web hosting and application services	10	14	18
Other services	1	2	3

Total cost of revenues	11	16	21

Gross profit	89	84	79

Operating expenses
Sales and marketing	22	21	25
Research and development	12	15	16
Project management	8	6	7
Technical support	12	11	9
General and administrative	8	8	14
Amortization of property and equipment, other assets and customer list	10	9	10

Total operating expenses	72	70	81

Income (loss) before the undernoted	17	14	(2)
Interest expense (income), net	(0)	0	0
Income (loss) before income taxes	17	14	(2)

Income taxes (recovery)	6	(8)	—

Net income (loss)	11%	22%	(2)%

Comparison of fiscal years ended March 31, 2006 and 2005

Revenue

        Total revenue increased by 26% from $14.3 million in the year ended March 31, 2005 to $18.0 million in the year ended March 31, 2006. In the year ended March 31, 2006, we recorded revenue of $8.5 million from customers, small Web hosting resellers and end-users in Canada, $74,000 from new customers in the United Kingdom and $9.4 million from customers, small Web hosting resellers and end-users in the United States. In the year ended March 31, 2005, we recorded revenue of $7.5 million from customers, small Web hosting resellers and end-users in Canada and $6.8 million from customers, small Web hosting resellers and end-users in the United States.

        During the year ended March 31, 2006, there was a 7.1% increase in the value of the Canadian dollar against the U.S. dollar, based on the average Canada/U.S. exchange rate during that period. If the value of the Canadian dollar had remained constant against the U.S. dollar during the year ended March 31, 2006, the net increase in revenue would have been $3.1 million, or 21%.

Web Hosting and Application Services Revenue

        Web hosting and application services revenue increased from $13.4 million to $17.3 million, an increase of $3.9 million or 30%. Our revenue growth was a result of adding new customers and increased penetration of our existing customers' end-user bases. New customers drove growth in our total number of end-users by approximately 18,500, representing a 12% increase over the number of end-users at the beginning of the fiscal year. Penetration of our existing customer end-user base resulted in an increase of approximately 38,000 end-users, representing a 24% increase over the number of end-users at the beginning of the fiscal year. In total, we added 56,500 end-users, representing a 36.6% increase year over year. As at March 31, 2006, monthly billing increased by $389,000, or 31% over the month ended March 31, 2005.

        In January 2006, we acquired Web hosting assets from a customer. This acquisition added approximately $70,000 in Web hosting and application services revenue during the final two months of our 2006 fiscal year.

Other Services

        Other services revenue, including domain name registration and professional services revenue, decreased by $291,000 or 31% from $953,000 to $662,000, or 3.7% of total revenue. The primary reason for the decline was the reduction in chargeable work performed at the request of our customers. There was a significant decrease in 2006 compared to 2005 because a major customer had outsourced monthly billing and account collection services to us in 2005 while they developed their own billing and collection system. Revenue associated with that customer in 2005 amounted to approximately $375,000, as compared to nil revenue in fiscal 2006.

Cost of Revenues

Web Hosting and Applications Services

        Cost of Web hosting and application services revenues declined by 10% from $2.0 million or 14% of total revenue for the year ended March 31, 2005 to $1.8 million or 10% of total revenue for the year ended March 31, 2006. The decline was primarily the result of lower bandwidth costs per megabyte. The decline in bandwidth cost was partially offset by a larger number of new end-users which necessitated the purchase of additional bandwidth capacity. Bandwidth and data center costs declined by approximately $262,000 from $1.3 million or 9% of total revenue during the year ended March 31, 2005 to $1.1 million or 6% of total revenue for the year ended March 31, 2006. Software licenses fees, hardware maintenance fees and referral payments maintained a consistent percentage of total revenue at approximately 3% in each fiscal year. The result was an increase in gross margin on Web hosting and application services revenue from 85% in 2005 to 90% in 2006.

Other Services

        Cost of other services revenue declined by 38% from $397,000 or 3% of total revenue for the year ended March 31, 2005 to $246,000 or 1% of total revenue for the year ended March 31, 2006. Other services expense declined due to the expenses related to the volume of credit card transactions undertaken in fiscal 2005 on behalf of one of our customers while they developed their own billing and account collection system. Other services expenses include the purchase of domain name rights that we resell to end-users.

Operating Expenses

        Total operating expenses increased by 30% from $9.9 million or 69% of total revenue for the year ended March 31, 2005 to $12.9 million, or 72% of total revenue for the year ended March 31, 2006. Included in total operating expenses are payments made to GFL, a related party by means of common ownership, for outsourced services amounting to approximately $775,000 and travel expenses of $39,000. In addition, we incurred other travel expenses in the amount of approximately $70,000. These expenses have been allocated to Sales and Marketing ($62,000), Research and Development ($274,000), Project Management ($265,000) and Technical Support ($283,000). The increase in operating expenses in absolute dollars was caused by the increased number of end-users to whom our customers sold Web services.

Sales and Marketing

        Sales and marketing expenses increased by 29% from $3.0 million or 21% of total revenue for the year ended March 31, 2005 to $3.9 million or 22% of total revenue for the year ended March 31, 2006. Trade show participation, employee travel and entertainment increased by $339,000; allocated rent and office expenses increased by $213,000; telecommunications and other miscellaneous expenses increased by $57,000. Stock-based compensation expense (all of which was allocated to sales and marketing) decreased by $4,000. Payments to GFL which were allocated to sales and marketing totalled $62,000. In addition, wages, benefits and commissions increased by $264,000. Direct advertising and promotion expenses decreased by $45,000.

Research and Development

        Research and development expenses decreased by 3% from $2.2 million or 15% of the total revenue for the year ended March 31, 2005 to $2.1 million or 12% of total revenue for the year ended March 31, 2006. Research and development was allocated $274,000 of the payments made to GFL and related travel expenses compared to approximately $627,000 in the prior year, a reduction of $353,000. Hardware expense and other overhead expenses decreased by approximately $30,000. Compensation and benefits increased by approximately $323,000.

Project Management

        Project management expenses increased by 68% from $826,000 or 6% of total revenue for the year ended March 31, 2005 to $1.4 million or 8% of total revenue for the year ended March 31, 2006. The increase is related to $265,000 in payments to GFL which were allocated to project management. In addition, the increase includes approximately $219,000 in compensation and benefits, increased travel costs and other departmental overheads totalling approximately $83,000.

Technical Support

        Technical support expenses increased by 49% from $1.5 million or 11% of total revenue for the year ended March 31, 2005 to $2.3 million or 13% of total revenue for the year ended March 31, 2006. The increase in compensation and benefits of $457,000 is due to an increase in the number of personnel, combined with compensation and benefits, as well as allocation of rent, communication and office expenses. In addition, technical support expenses included approximately $283,000 of payments to GFL and associated travel costs.

General and Administrative

        General and administrative expenses increased by 26% from $1.2 million or 8% of total revenue for the year ended March 31, 2005 to $1.5 million or 8% of total revenue for the year ended March 31, 2006. The increase is attributed to approximately $166,000 in compensation and benefits expenses. In addition, approximately $111,000 in additional expenses were incurred in professional fees — principally legal and advisory fees. Additional expense increases of approximately $25,000 were incurred in insurance fees, franchise and capital taxes, banking fees, provisions for bad debts and other miscellaneous expenses that are not otherwise allocated.

Amortization

        Amortization expense increased by approximately 46% from $1.2 million or 9% of total revenue for the year ended March 31, 2005 to $1.8 million or 10% of total revenue for the year ended March 31, 2006. The increase in expenses of $494,000 related to the amortization of property and equipment, including leasehold improvements. In addition, amortization of our Website templates which we began purchasing from a related party supplier in 2005 accounted for an additional amortization expense of approximately $67,000 during fiscal 2006.

Interest

        Interest income increased from an expense of approximately $15,000 or less than 1% of total revenue for the year ended March 31, 2005, to income of approximately $23,000 or less than 1% of total revenue for the year ended March 31, 2006. The increase was derived principally from the investment of cash resources in short-term bank deposits and from the difference between the interest imputed on a non-interest bearing debt instrument incurred at the time of the purchase of the customer list from a former customer in July 2003 and the interest expense related to the self-declaration of sales tax on certain purchases of capital assets.

Income Tax

        We incurred an income tax expense of $1.1 million for the year ended March 31, 2006. This compares to an income tax recovery of $1.2 million recorded in fiscal 2005. The effective tax rate of 35% of pre-tax income is not comparable to fiscal 2005 as 2005 was the point in time when we made the determination that the tax benefit of net operating losses generated since fiscal 2001 were more likely than not to be realized. Accordingly, with the elimination of the valuation allowance previously recognized against these tax assets in fiscal 2005, we benefited from an income tax recovery of $1.2 million in that year.

Comparison of fiscal years ended March 31, 2005 and 2004

Revenue

        Total revenue increased by 61%, from $8.9 million in the year ended March 31, 2004, to $14.3 million during the year ended March 31, 2005. In the year ended March 31, 2005, we recorded revenue of $7.5 million from Canada and $6.8 million from the United States. In the year ended March 31, 2004, we recorded revenue of $5.2 million from Canada and $3.7 million from the United States.

        During the year ended March 31, 2005, there was a 6% increase in the Canadian dollar against the U.S. dollar based on the average Canada/U.S. exchange rate during that time. If the value of the Canadian dollar had remained constant against the U.S. dollar during the year ended March 31, 2005, the net increase in revenue would have been $5.1 million or 56%.

Web Hosting and Applications Services Revenue

        Web hosting and application services revenue increased in the year ended March 31, 2005 over the prior year, from $8.3 million to $13.4 million, an increase of $5.1 million or 61.5%. Our revenue growth was a result of new customers and increased penetration of our existing customers' end-user base. New customers drove growth in the number of end-users by approximately 13,200 representing a 14% increase over the number of end-users at the beginning of the year. Penetration of our existing customer base resulted in an increase of approximately 47,300 end-users, representing a 51% increase over the number of end-users at the beginning of the year. In total, we added 62,000 end-users, representing a 67% increase year over year. As at March 31, 2005, monthly billing increased by $483,000 or 61% over the month ended March 31, 2004.

Other Services

        Other services revenue, including domain name registration and professional services revenue, increased by $332,000 or 53% from $621,000 to $953,000 in the year ended March 31, 2005 over the prior year. In 2005 we provided outsourced monthly billing and account collection services to a large customer while they developed their own billing and account collection system. Revenue associated with this transaction in 2005 was approximately $375,000 compared to $38,000 in fiscal 2004. Domain name registration revenue increased by 7% year over year.

Cost of Revenues

Web Hosting and Applications Services

        Cost of Web hosting and application services revenue increased by 22% from $1.6 million or 18% of total revenue for the year ended March 31, 2004 to $1.9 million or 14% of total revenue for the year ended March 31, 2005. The increase was primarily the result of increases in bandwidth and data center expenses resulting from growth in the number of end-users. Notably, this expense began to decline in the final quarter of 2005 as we negotiated a three year contract with TELUS that reflected increased volumes and lower pricing. Bandwidth and data center costs increased by $263,000 from $1.1 million or 12.1% of total revenue for the year ended March 31, 2004 to $1.3 million or 9% for the year ended March 31, 2005. Software licenses, hardware maintenance fees and referral payments increased by $62,000 from $384,000 or 4% of total revenue for the year ended March 31, 2004 to $446,000, or 3% of total revenue for the year ended March 31, 2005. The result was an increase in gross margin on Web hosting and application services revenue from 81% in 2004 to 85% in 2005.

Other Services

        Cost of other services revenue increased by 73% from $230,000 or 3% of total revenue for the year ended March 31, 2004 to $397,000 or 3% of total revenue for the year ended March 31, 2005. The increase was predominantly a result of an increase in the volume of credit card transactions in fiscal 2005 on behalf of one of our customers while they developed their own billing and account collection system. Other expenses included the purchase of domain name rights that we resold to end-users.

Operating Expenses

        Total operating expenses increased by 38% from $7.2 million or 81% of total revenue for the year ended March 31, 2004 to $9.9 million or 69% of total revenue for the year ended March 31, 2005. The increase in operating expenses in absolute dollars was caused by the increased number of end-users to whom our customers sold Web services.

Sales and Marketing

        Sales and marketing expenses increased by 32.7% from $2.3 million or 26% of total revenue for the year ended March 31, 2004 to $3.0 million or 21% of total revenue for the year ended March 31, 2005. The increase was principally due to $713,000 for additional personnel, higher wages including commissions and benefits. Marketing and trade show spending including employee travel, allocated rent, office and communication expenses and advertising and promotion expenditures increased marginally. Stock-based compensation expense decreased by $9,000.

Research and Development

        Research and development expenses increased by 57% from $1.4 million or 15.5% of revenue for the year ended March 31, 2004 to $2.2 million or 15% of revenue for the year ended March 31, 2005. The increase was partially due to an increase of $478,000 resulting from services purchased from GFL and related expenses and travel. In addition, compensation and benefits increased by approximately $204,000 with the increase of additional personnel. Other overhead expenses and hardware expenses resulted in an increase of $106,000.

Project Management

        Project management expenses increased by 41% from $585,000 or 7% of revenue for the year ended March 31, 2004 to $826,000 or 6% of revenue for the year ended March 31, 2005. The increase of $218,000 was attributable to the addition of personnel and increases in compensation and benefits. Other overhead expenses resulted in an increase of approximately $23,000.

Technical Support

        Technical support expenses increased by 94% from $784,000 or 9% of total revenue for the year ended March 31, 2004 to $1.5 million or 11% for the year ended March 31, 2005. The increase was largely due to an increase of $701,000 in total compensation and benefits resulting from the increase in call center employees. Other overhead expenses resulted in an increase of approximately $33,000.

General and Administrative

        General and administrative expenses decreased by 10% from $1.3 million or 14% of total revenue for the year ended March 31, 2004 to $1.1 million or 8% of total revenue for the year ended March 31, 2005. The decrease was primarily a result of a $405,000 non-cash charge recorded in 2004 with respect to warrants issued to a customer. Offsetting this reduction were compensation and benefits increases of approximately $168,000 as a result of additional personnel and wage increases. In addition, professional fees, principally legal and accounting fees, increased by $64,000 while the provision for bad debts declined by approximately $6,000.

Amortization

        Amortization expense increased by approximately 40% from $891,000 or 10% of total revenue for the year ended March 31, 2004 to $1.2 million or 9% of total revenue for the year ended March 31, 2005. The increase in expenses of $311,000 relates to the amortization of property and equipment including leasehold improvements. Amortization of our Website templates accounted for an additional amortization expense of approximately $32,000 during fiscal 2005.

Interest

        Interest expense decreased from approximately $22,000 or less than 1% of total revenue for the year ended March 31, 2004 to approximately $15,000 or less than 1% of total revenue for the year ended March 31, 2005. The decrease was derived principally from the investment of surplus cash resources in short-term bank deposits and the difference between the interest imputed on a non-interest bearing debt instrument incurred at the time of the purchase of the customer list from a former customer in July 2003.

Income Tax Recovery

        Up to fiscal 2005, we did not record the benefits of potential income tax recoveries related to the realization of net operating losses carried forward. After considering the operating results in fiscal 2005 as well as the anticipated loss utilization in our 2005 federal income tax return, and our expectation of future profitablility, a resulting income tax recovery of $1.2 million was recognized in fiscal 2005.

Quarterly Results of Operations

        The following tables set forth selected unaudited quarterly consolidated statements of operations data for the eight quarters ended March 31, 2006, as well as each line item expressed as a percentage of total revenue. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended,
	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	June 30, 2004
	(unaudited) (in thousands)
Revenues
Web hosting and applications services	$4,870	$4,336	$4,177	$3,912	$3,685	$3,543	$3,384	$2,739
Other services	212	147	144	159	254	267	256	176

Total revenues	5,082	4,483	4,321	4,071	3,939	3,810	3,640	2,915

Cost of revenues
Web hosting and applications services	508	449	415	385	479	531	493	442
Other services	89	50	49	58	111	97	95	94

Total cost of revenues	597	499	464	443	590	628	588	536

Gross profit	4,485	3,984	3,857	3,628	3,349	3,182	3,052	2,379

Operating expenses
Sales and marketing	929	1,011	906	1,053	770	861	707	674
Research and development	596	525	498	489	651	552	520	445
Project management	403	348	328	314	216	217	190	204
Technical support	680	548	529	501	429	378	346	365
General and adminstration	430	343	346	332	352	318	254	226
Amortization of property and equipment, other assets and customer list	596	405	402	393	301	306	299	328

	3,634	3,180	3,009	3,082	2,719	2,632	2,316	2,242

Income before the undernoted	851	804	848	546	630	550	736	137
Interest, net	10	9	—	4	(1)	(3)	(5)	(6)

Income before income taxes	861	813	848	550	629	547	731	131
Income taxes (recovery)	294	285	303	187	(1,178)	—	—	—

Net income	$567	$528	$545	$363	$1,807	$547	$731	$131

	Three Months Ended,
	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	June 30, 2004
	(unaudited)
As a percentage of total revenue
Revenues
Web hosting and applications services	96%	97%	97%	96%	94%	93%	93%	94%
Other services	4	3	3	4	6	7	7	6

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues
Web hosting and applications services	10	10	10	10	12	14	14	15
Other services	2	1	1	1	3	3	2	3

Total cost of revenues	12	11	11	11	15	17	16	18

Gross profit	88	89	89	89	85	83	84	82

Operating expenses
Sales and marketing	18	22	21	25	20	23	20	23
Research and development	12	12	11	12	16	14	14	15
Project management	8	8	8	8	5	6	5	7
Technical support	13	12	12	12	11	10	10	13
General and adminstration	8	8	8	8	9	8	7	8
Amortization of property and equipment, other assets and customer list	12	9	9	10	8	8	8	11

	71	71	69	75	69	69	64	77

Income before the undernoted	17	18	20	14	16	14	20	5
Interest, net	—	—	—	—	—	—	—	1

Income before income taxes	17	18	20	14	16	14	20	4
Income taxes (recovery)	6	6	7	5	(30)	—	—	—

Net income	11%	12%	13%	9%	46%	14%	20%	4%

        Web hosting and application services revenue increased in each of the eight quarters presented due to the addition of several new customers that provided incremental end-users. Over that period, the number of end-users using our Web services grew from approximately 92,000 to over 210,000.

        Our quarterly operating results, while trending upwards year over year, tend to fluctuate through the year with the second and fourth fiscal quarters typically being our best quarters. This is due to the absence of participation at trade shows during the summer and winter months.

Income Taxes

        We operate primarily in Canada and the United States. We file Canadian income tax returns on a federal and provincial basis and United States tax returns on a federal and state basis. As at March 31, 2006, we had fully utilized our loss carry-forwards in the United States.

Liquidity and Capital Resources

        We have funded our business operations through a combination of net income, the sale of equity securities and a bank line of credit that allows us to borrow up to Cdn$1.0 million. As of March 31, 2006 we have received approximately $7.9 million in cash from the sale of equity securities.

        In addition, we have reinvested our net cash flows into the business. As of March 31, 2006 and 2005 we had cash and cash equivalents of $3.0 million and 1.9 million, respectively. We have a secured revolving line of credit of Cdn$1.0 million with the Canadian chartered bank affiliate of one of the Underwriters at the prime rate plus 1.5%. Borrowed funds cannot exceed 75% of the value of our U.S. and Canadian current accounts receivables balances. The line of credit is secured by a general security agreement dated

February 17, 2005, against all our personal property. As of May 31, 2006 we do not have any outstanding loans related to our line of credit.

        We have been building our cash position over the last few years as a result of our positive earnings. We have purchased or leased all of our capital assets and intangible assets, with the recent exception of the purchase of Web hosting assets, with cash generated by our operations. The liability related to the purchase of the Web hosting assets will be repaid based on receipt of future cash flows generated by such Web hosting assets.

        We are profitable and have used all of our available tax loss carry-forwards. As a result we expect to pay federal, provincial and state taxes as applicable. This recurring liability will reduce the rate of growth of our cash position. Also, from time to time, if a large customer is slow to remit payments due we could experience a short-term reduction in our cash position. However, we believe we have sufficient cash resources to manage the rate of growth that we have generated historically and do not anticipate any restrictions over the longer term. The ability to acquire a large business or penetrate new geographic regions, however, may be delayed unless we can secure additional new capital.

Fiscal 2006

        As of March 31, 2006, we had $3.0 million in cash and short term deposits and $2.7 million in working capital. This compares to $1.9 million in cash and short term deposits and $1.5 million in working capital as of March 31, 2005.

        Net cash provided from operations during the year and changes in working capital amounted to $3.7 million, an increase of $700,000 or 26% compared to the prior fiscal year. Increased amortization expense and tax loss utilization were offset by lower net income. Net income was higher in fiscal 2005 due to the decision to record the tax benefit associated with the net operating losses carried forward for income tax purposes. The improvement in the cash position was driven largely by a combination of a 25% increase in revenue and lower direct cost of Web hosting and application services revenue due to favorable bandwidth pricing. During the fiscal year, we invested $2.1 million in property and equipment and $238,000 in Website templates. We also purchased the customer list of a former customer for $151,000 in cash and the assumption of a medium term, non-interest bearing liability. Subsequent to the purchase we repaid approximately $39,000 on March 31, 2006.

Fiscal 2005

        Net cash provided from operations during fiscal 2005 was $2.9 million, an increase of approximately 94% compared to fiscal 2004. Pre-tax earnings were the primary factor in the increase, together with a $343,000 increase in amortization. Revenues increased by 61% over the prior year and offsetting the 28% increase in cost of revenues and 38% increase in operating expenses. The increase in cash provided sufficient funds to cover purchases of capital property, incremental payments towards the purchase of Web hosting assets of a former customer and the purchase of Website templates. On March 31, 2005, we paid off the non-interest bearing debt associated with the Website purchase making the full year debt retirement of $309,000. As at March 31, 2005, we had $1.9 million in cash and short term deposits on hand.

Contractual Obligations and Commitments

        The following summarizes our contractual obligations as of March 31, 2006:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$504	$260	$244	$—	$—
Operating lease obligations(2)	4,033	1,438	2,240	265	90
Bandwidth and data center purchase obligations	259	209	50	—	—
Other purchase obligations	94	94	—	—	—

Total	$4,890	$2,001	$2,534	$265	$90

(1)
The long-term debt obligation is non-interest bearing and has been discounted by $28,000 in accordance with U.S. Generally Accepted Accounting Principles. We have estimated an amount that may be repaid in the next two years. However, actual repayments will be based on a declining percentage of cash flow generated by the purchased assets.

(2)
Our operating lease obligations consist of commitments under office space leases.

        The commitment amounts set out in the preceding table are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used; fixed minimum or variable price provisions; and the approximate timing of the expenditures. Obligations under contract that we can cancel without a significant penalty are not included in the preceding table.

Off Balance Sheet Arrangements

        We do not have "off-balance sheet" arrangements as of March 31, 2006 and March 31, 2005, as that term is described by the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

        The operating results and cash flows that we generate through our activities are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the relationship of the Canadian dollar to the U.S. dollar, and to a lesser extent U.K. sterling and the Euro. We have not entered into any hedging contracts but we review our currency exposure periodically to ensure that, generally, our revenues in non-U.S. currencies are reasonably matched by expenses in those currencies. In each of the three fiscal years from March 31, 2004 through March 31, 2006, Canadian dollar revenues, though increasing in absolute dollar terms, have represented approximately 58%, 52% and 48% of our total revenues. The decline in the Canadian dollar percentage contribution to total revenue is a direct result of the increase in revenue that we generate in U.S. dollars and more recently, U.K. sterling.

        Since we generate both Canadian dollar revenues and incur Canadian dollar expenses, we believe we have not needed to enter into any hedging transactions. Over the three fiscal years from March 31, 2004 through March 31, 2006, Canadian dollar expenses have represented approximately 118%, 110% and 118% of Canadian dollar revenues respectively. In fiscal 2006, a 1% change in the U.S.-Canadian exchange rate would have changed our operating income result by approximately $15,000.

Interest Rate Sensitivity

        We had cash and short term deposits amounting to $3.0 million at March 31, 2006 and $1.9 million at March 31, 2005. Amounts in excess of our day to day requirements were invested in short term deposits ranging up to 90 days. We do not enter into investments for trading or speculative purposes. Due to the short term nature of our investments, we believe that we do not have any material exposure to changes in the value of our short term investments as a result of changes in interest rates. However, declines in interest rates or in the funds available for short term investments will reduce future interest income.

Recently Adopted and Recently Issued Accounting Pronoucements Not Yet Adopted

Exchange of non-monetary assets

        In December 2004, the FASB issued Statement No. 153, Exchange of Non-Monetary Assets — an Amendment of APB Opinion 29 (Statement 153). Accounting Principles Board Opinion No. 29 (APB 29) is based on the principle that exchanges of non-monetary assets generally should be measured based on the fair value of assets exchanged, except in certain circumstances. Statement 153 amends APB 29 to eliminate the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005 and will be applied prospectively. We do not expect that this standard will have a material effect on our consolidated financial statements.

Share-based payments

        In December 2004, the FASB issued Statement No. 123R, Share-Based Payments (Statement 123R). The new Statement is effective for fiscal years beginning on or after June 15, 2005. Statement 123R addresses the accounting for transactions in which an enterprise receives services in exchange for: (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that share-based payment arrangements, including stock options and compensatory employee stock purchase plans be accounted for using a fair value-based method and that we recognize an expense for compensation costs over the service period. We will adopt Statement 123R effective April 1, 2006. We are currently evaluating option valuation methodologies and assumptions in light of the evolving accounting standards related to share-based payments and also the effect of other aspects of Statement 123R, including transitional adoption alternatives.

        In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 provides the SEC staff position regarding the application of Statement 123R. SAB 107 contains interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as providing the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently evaluating SAB 107 and will be incorporating it as part of its adoption of Statement 123R.

Accounting changes and error corrections

        In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 (APB 20) and FASB Statement No. 3 (Statement 154). Statement 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. In addition, Statement 154 requires that a change in amortization method be accounted for as a change in estimate, not as a change in accounting principle, as previously required by APB 20. However, a change in amortization methods must continue to be justified by its preferability and related disclosures must be provided. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

BUSINESS

Overview

        We believe we are a leading provider of Web services that enable small and medium-sized businesses to establish and maintain an Internet presence. We believe we are a leading provider of such Web services based on the number and size of our customers, the number of end-user Websites that we support, the quality of our Web services, and our reputation. Our customers are communication services providers, including telecommunication carriers, cable companies, Internet service providers, domain registrars and Web hosting service providers. Our customers purchase our Web services on a wholesale basis and resell these services under their own brands to small and medium-sized businesses. We provide our customers with the technology, infrastructure and support services that enable them to offer Web services, while saving them the research and development and capital and operating costs typically associated with the design, development and delivery of Web services.

        We believe our success is based on a number of factors:

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  the quality of our comprehensive suite of Web services that is designed to meet the specific needs of small and medium-sized businesses;

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  our services reduce the time and money our customers spend having to develop and deploy high-quality Web services themselves;

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  our marketing, support, systems and integration services that help our customers sell and deliver our Web services effectively, inexpensively and dependably to their end-users;

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  the efficiency, reliability and scalability of our application delivery platform;

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  the leverage in our distribution model for our Web services, reaching large numbers of end-user businesses through the established brand name and market position of each of our customers at low marginal cost; and

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  experienced management.

        Our customers include Bell Canada, COLT Telecommunications, Covad Communications Company, Register.com, Inc., Rogers Cable Communications Inc., TELUS Communications Company and Verizon Directories Corp. In addition to our customers, we offer Web services to end-users through small Web hosting resellers and directly to end-users. With the exception of Rogers Cable Communications Inc. and TELUS Communications Company, these companies became our customers during the three fiscal years ended March 31, 2006.

        We deliver our Web services via the Internet to end-users. Our Web services include:

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  Website creation and maintenance applications;

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  managed email with virus and spam protection;

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  e-commerce application services;

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  customer communications and Website promotion applications; and

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  Website hosting and data transfer.

        We have increased our revenues by substantially increasing our customer base. Between March 31, 2002 and March 31, 2006, our customer base grew from 197 to over 330 communication services providers. We have also increased revenue by providing Web services to an increasingly higher percentage of end-users targeted by our customers. Between March 31, 2002 and March 31, 2006, our end-user base grew from 31,700 end-users to over 210,000 end-users. Of the 210,000 total end-users, approximately 26,000 are served through our small Web hosting resellers and direct end-user operations. Between March 31, 2002 and March 31, 2006, our revenues grew from approximately $3.2 million to approximately $18.0 million, a compound annual growth rate of 54%.

        Other recent developments in our business include expanding our Web services and using new outsourced services. During the three fiscal years ended March 31, 2006, we expanded our Web services by: launching a sub-domain email service; enhancing EasySiteWizard™, our Website building tool; and acquiring Website templates which are used by end-users to create Websites quickly. We believe that these applications have improved or enhanced our Web services. In 2003, we began purchasing services from GeeksforLess Inc., a related party, for the purpose of expanding our development and support capabilities at a lower cost than was possible in North America.

Industry Overview

        The Internet is a global medium for information, communication and commerce and an integral part of everyday life for hundreds of millions of people worldwide. Increasing usage of the Internet is being driven by the ever-increasing variety of content, commerce and applications available online. Many individuals now use the Internet as a primary means to access news and information, communicate and socialize, and purchase goods and services.

        The global reach, interactive nature and transactional efficiency of the Internet enables businesses to capitalize on new revenue opportunities by building Websites that support e-commerce and other commercial activities. While most large corporations are already operating online, many smaller businesses, including income-generating home-based businesses, have yet to establish an Internet presence or fully exploit the capabilities of their existing Internet presence. In 2005, International Data Corporation (IDC), a provider of information technology research and advice, estimated that there were approximately 8.1 million businesses in the United States with fewer than 100 employees, of which nearly 60% had a Website. IDC also estimated that there were 14.7 million income-generating home-based businesses and of these businesses that had Internet access, just under 30% had a Website. In order to take advantage of new business growth opportunities presented by greater Internet presence and e-commerce, small and medium-sized businesses must create and maintain an Internet presence or enhance the capabilities of their existing Internet presence.

        A business seeking to establish an Internet presence may use a variety of Web services such as the following:

Website creation tools and services

        More and more small and medium-sized businesses want to establish Websites and attract visitors to those Websites on the Internet. These businesses increasingly look to third-party providers for automated, easy-to-use Web services that require minimal technical expertise, yet still have the necessary range of features to enable them to establish a successful Internet presence. We believe such Web services include: domain name registration; Website creation tools; pre-built, customizable Website templates; galleries of ready-to-use images; and pre-built Website scripts and applications such as customer forms, surveys and appointment scheduling. We believe businesses are also looking to Website building services that deliver fully-built Websites that also include applications and tools that allow businesses the flexibility to make their own changes.

Online communications

        Online communications, and email in particular, have become an essential means of business communication. Moreover, domain-based email addresses that serve as personalized or branded professional identifiers have become increasingly important for businesses. Additionally, service providers are increasingly offering more sophisticated online communication features such as live online chat, blog tools, collaboration, fax through email and email marketing services.

E-commerce services

        Increasing use of the Internet as a convenient resource for researching and purchasing goods and services is causing rapid growth in e-commerce volume. IDC expects that global e-commerce, which includes all electronic business transactions, will grow from $3.8 trillion in 2005 to $8.5 trillion in 2009, a compound annual growth rate of 22%. To be successful with an e-commerce-enabled Internet presence, businesses require highly reliable, scalable and secure Website services such as search engine optimization, online shopping carts, payment processing and security tools.

On-Demand Applications

        The wide availability of Internet broadband access and enhanced Web browser functionality has made it possible to deliver sophisticated software tools and services over the Internet as a service. This "Software as a Service" delivery model enables organizations to outsource the provision and administration of software to third-party application service providers that design, host, maintain and update software remotely over the Internet. According to IDC, these outsourced applications offer several advantages to the small and medium-sized business market, including cost-effectiveness, less internal expertise needed to install and maintain, quick deployment, no expensive upgrades and no use of outdated and unsupported software. IDC expects that the market in the Americas for software services delivered via the Internet will grow from an estimated

$3.4 billion in 2004 to an estimated $8.6 billion by 2009, representing a compound annual growth rate of 21%.

Website hosting

        A Website's content is composed of data that must be hosted on a server that Internet users can access. Hosting refers to the housing, serving and maintenance of data for one or more Websites on servers that are operated and maintained by the Website owner or a third-party hosting services provider. In addition to basic Website storage and electronic access, many Website hosting service providers offer their customers additional benefits, including increased connectivity speed and bandwidth, redundancy, backup, security and technical support. According to IDC, the Web hosting services market in the United States for small businesses with fewer than 100 employees is expected to grow from $2.7 billion in 2004 to $4.5 billion by 2008, a compound annual growth rate of 14%.

Key Industry Trends

        We have identified a number of key industry trends affecting small and medium-sized businesses and large providers of information technology services to these businesses, including the following:

An Internet presence is now a priority for small and medium-sized businesses

        According to a 2005 IDC published survey, approximately 60% of businesses with 5 to 99 employees in the U.S. had a Website and over 92% of such businesses stated they will either have a Website or plan to establish a Website in the future. IDC also determined that more than 70% of businesses with 5 to 99 employees consider a corporate Website to be essential to their business.

        In addition, we believe small and medium-sized businesses increasingly value more sophisticated applications and services that help their Websites generate marketing leads, drive increased customer Web traffic or enable telephone or e-commerce sales orders. We believe that the leading applications and services demanded by small and medium-sized businesses are:

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  Website design, creation and enhancement, including pre-built business Website templates;

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  E-commerce applications and services;

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  Email, communication and collaboration services;

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  applications that help sites improve search engine rankings or increase visibility with online advertising and promotion services; and

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  business relationship management tools such as online chat, blogging and HTML newsletter services.

Small and medium-sized businesses are turning to communication services providers for Internet solutions

        According to IDC, small businesses with Websites increasingly prefer to outsource Web services to third-party providers, and practice considerably higher levels of outsourcing than larger businesses. IDC predicts that by 2008 the use of third-party Web hosting services will extend to nearly 80% of small businesses with Websites. We believe this trend is explained by a number of factors, including the lack of financial and human resources that small and medium-sized businesses have to allocate to in-house technical expertise and support for Web services, as well as the reliability, quality and increased back-up or redundancy provided by outsourcing Web services.

        We believe established communication services providers are well-positioned to serve the small and medium-sized business market due to their trusted brand name recognition and large existing customer bases. These communication services providers have the market reach, sales and marketing capabilities and customer bases to which they can market and sell Web services.

Communication services providers are seeking outsourced, private label solutions

        Communication services providers seek to offer reliable and scalable Web services which address the evolving needs of the small and medium-sized business market and offer high marginal profit returns. We believe that these communication services providers find it difficult to meet the growing demand for more sophisticated hosted applications and technologies due to the lack of economies of scale required to justify the risk of capital investment and ongoing operating expenditures, as well as the lack of internal expertise focused on Web services technology. As a result, we believe that communication services providers will increasingly look to outsource their Web services to private label wholesale vendors who deliver high-quality, reliable, specialized services that meet and continually adapt to the evolving needs of the small and medium-sized business market.

Our Key Strengths

        We have established ourselves as a leading provider of Web services to communication services providers. We believe that we have been able to do so because of our strengths, including the following:

We provide a comprehensive suite of Web services designed to appeal to small and medium-sized businesses

        Our industry award-winning suite of Web services is designed to meet the specific needs of small and medium-sized businesses. Our services are easy to use for end-users with little or no technical expertise, yet still have the range of features necessary to help small and medium-sized businesses establish and maintain an effective Internet presence. Our Web services, which include Website creation and maintenance, business class email, virus and spam protection, e-commerce application services, online marketing and customer communications applications, and Web hosting and data transfer, differ from competing services in:

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  the breadth of applications that are included with our bundled services;

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  the quality and reliability of our services;

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  the ease of use of our interface for delivery of Web services;

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  our offering of a choice of UNIX or Windows features on a single system;

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  the integration of multi-language display; and

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  the availability of our 24 hour, 365 day technical support services.

Our wholesale distribution model enables our customers to economically offer high-quality Web services under their own brands

        We believe that our wholesale distribution model better enables our customers to provide high-quality Web services designed to meet the specific needs of small and medium-sized businesses. By purchasing Web services on a wholesale subscription basis, per end-user, we believe our customers are able to save the significant capital and operating expenses that they would be required to commit to develop and deploy these Web services themselves. In addition, our private labelling system allows our customers to sell our Web services under their respective brands, which preserves and reinforces their brand relationship with their end-users.

We provide our customers with comprehensive marketing, support, systems and integration services

        We provide our customers with comprehensive services, including marketing, support, systems and integration services, that we believe enable them to immediately launch and operate a profitable Web services business and assist them in further penetrating their small and medium-sized business end-user base. These comprehensive services include:

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  sales and marketing services to assist customers in the launch and growth of their businesses;

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  migrations of end-users to our Web hosting services platform;

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  integration of end-user sales with billing and automated set up of end-user services; and

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  private-label technical support services.

We provide an efficient, reliable and scalable Web services delivery platform

        We own and operate a proprietary Internet-based application delivery platform that is capable of deploying new Web services to hundreds of thousands of end-users simultaneously, in contrast to many Web hosting providers who must update multiple individual servers to deliver new applications to end-users. This allows us to minimize the cost of distributing new Web services, while providing instantaneous updates to end-users. We operate this platform in an environment we refer to as a "clustered server architecture," which relies on a group of servers, software applications and storage devices that reduce single points of system failure. In addition, clustered servers enable us to deliver new or enhanced applications across our customers' entire base of end-users. Our platform thus holds significant advantages over single server technology with respect to reliability, scalability and software development and deployment.

We take advantage of our distribution channel to increase sales

        We capitalize on the business relationships that our customers have already established with approximately four million small and medium-sized businesses. We have used this channel to grow our business at rates above industry averages. The brand, marketing and sales strengths of our customers result in lower sales and marketing costs of acquiring end-user businesses relative to retail provider business models. Among our customers are some of the most recognized names in the communication services provider industry, including Bell Canada, COLT Telecommunications, Covad Communications Company, Register.com, Inc., Rogers Cable Communications Inc., TELUS Communications Company and Verizon Directories Corp. Many of our customers engage us as their exclusive provider of Web services to their end-users.

        In addition to taking advantage of the low-cost distribution channel to end-users that our customers provide, we derive greater revenues and incrementally greater profits as the number of end-users serviced increases. We charge our customers a monthly subscription fee based on the number of end-users to which they resell our Web services. Since the cost associated with our software delivery infrastructure is largely fixed, our profit margins increase with the number of end-users to whom our customers provide services.

Our experienced management team

        Hostopia.com was formed and is led by Mr. John Nemanic, Mr. Colin Campbell and Mr. William Campbell. Prior to establishing our Company, they founded two successful Internet businesses. In 1994, they formed Internet Direct Canada Inc. It became one of the largest independent Internet service providers in Canada, amalgamating it with I.D. Internet Direct Ltd. (I.D. Internet Direct), a public company in 1999. In 1999, I.D. Internet Direct merged with Look Communications Inc. (Look). In 1997, Mr. John Nemanic, Mr. Colin Campbell and Mr. William Campbell acquired the Website www.tucows.com and built it to become a leading software download site on the Internet. In 1999, they sold the material business assets owned by TUCOWS Interactive Inc. (TUCOWS). Companies run by Messrs. Nemanic, Campbell and Campbell have won awards and industry recognition, including Profit Magazine's 7th fastest growing company (1997), Profit Magazine's 3rd fastest growing company (1998) and Profit Magazine's 1st fastest growing company (2005). In addition, we have been able to put together an experienced senior management team, most of whom have been with us for more than five years. Following completion of the offering, our management will retain a            % interest in Hostopia.com.

Growth Strategy

        We expect to maintain and enhance our market position as a leading private-label, wholesale provider of Web services to the communication services provider market. Key elements of our growth strategy include the following:

Acquire new customers

        We identify prospective customers based on two sets of criteria. First, we target the largest service providers on the basis of size of revenues, number of employees and the number of end-user businesses they serve. Second, we segment service providers into five service categories: telecommunications; cable broadband; Internet service providers; hosting service providers; and domain name registrars. Our prime target customers are the largest companies in each of these service provider categories who have well-recognized retail brands and significant end-user bases. We estimate there are 1,000 of these communication services providers in North America. We currently sell our services to over 40 of these communication services providers. Our continuing focus is to market and sell our services to the remaining largest communication services providers.

Further penetrate our customers' existing end-user base

        Our customers resell our Web services to approximately 184,000 out of an estimated 4,000,000 small and medium-sized businesses that they currently serve. Our estimated penetration rate is, therefore, approximately 4.6%.

        We intend to leverage the brand strength of our customers in order to increase the penetration rate for our Web services with their existing end-users. We expect to continue to provide sales and marketing assistance programs to our existing customers to help them attract additional end-user businesses. These programs include marketing consulting, sales force training, and creation and delivery of marketing materials. We believe that our current strategies for growth through our existing customers are effective because the rates of increase of our customers' aggregate end-user subscriber numbers and revenues are higher than industry averages.

Grow average revenue per end-user

        We intend to increase average revenue per end-user by introducing new Web services that we expect will command higher prices. We will offer these new Web services separately and/or bundled with other Web services. We plan to charge an additional fee for these Web services if purchased separately.

        The Web services we plan to introduce include: collaborative email, search engine optimization, Website design services and HTML newsletter services. We believe that each of these Web services can generate higher average revenues per end-user both for us and for our customers. In addition, we believe that the following Web services that we are considering for future introduction have the potential to generate further demand in our existing end-user base: online document storage and data backup service, enhanced blogging software, fax to email service, sales management tools and pre-built Websites for specialized vertical businesses, such as real estate. We intend to launch aggressively the Web services that we estimate will enjoy the highest demand rates and unit sales and command the highest per unit monthly revenues.

Pursue appropriate business acquisitions to accelerate growth

        We believe we can accelerate our growth through the selective acquisition of, or investment in, complementary services, technologies and businesses. We intend to pursue strategic acquisition opportunities that we believe can accelerate our growth by increases in one or more of the following measures: our customer base, the number of our end-users, our suite of services, and our revenues.

Services

        We enter into wholesale distribution agreements with our customers to provide them with a suite of user-friendly Web services for resale to small and medium-sized businesses, to assist these businesses in establishing a custom, professional Internet presence. In addition, we provide our customers with a suite of services to assist them with sales and support of these Web services to end-user businesses. The delivery model of our services is as follows:

Services for our customers

        We offer our customers a range of services and business management systems and tools. These include end-user Website migration services, billing and end-user set-up services, sales and marketing support services, domain name registration and technical support services. These services enable our customers to sell and support our suite of Web services to their end-user businesses. Our business management systems and tools include the following:

Service	Description	Benefit

WebhostOS™
WebhostOS™ is our proprietary browser-based services management software that appears as an online control panel, and allows our customers to manage and deliver our Web services to end-user businesses under their own brand names.

	Features include: access to end-user accounts and information, ability to create, edit and remove end-user service features, analytics, set up and process custom email messages to end-users, as well as perform a number of other business administration functions.	User friendly management of business systems from a single browser based management system.

Ordering & Billing Suite	This application enables customers to sell, deliver and collect payment for Web services that they sell to end-users. Application functions include an online ordering application, end-user transaction management, secure credit card payment (collection) and invoicing modules and other features that enable customers to manage their end-user transactions.	Allows a customer to set-up and launch an e-commerce Website to sell our Web services.

Domain Registration	Online domain registration with hosting package selection set-up. We deliver this generic domain registration service for our customers utilizing our wholly owned subsidiary Internet Names for Business Inc.	Allows a customer to set up and launch a domain name registration Website under its own brand name.

Provisioning Application Programming Interface	A network-based system which connects customers' systems to our application delivery platform to provision Web services.	Automation and integration with existing customer systems.

        Our professional services enable our customers to set up and manage a Web services business, and include the following:

Service	Description	Benefit

Sales and Marketing Services	These services are customized sales and marketing support programs we developed for our customers based on our extensive industry experience.	Our sales and marketing services facilitate our customers' business growth by recommending and helping implement sales and marketing programs.

End-user Migration	We move customers' existing hosted end-users from another hosting platform to our applications delivery platform.	Our customers can economically and reliably move large numbers of end-users to our platform.

Billing Integration	Our specialized billing, end-user set-up and management services help our customers replace or integrate their own in-house systems with our system to allow them to set-up and bill end-user Web service plans at minimal cost.	Our customers are often unable to enter the Web hosting services business because their in-house billing systems lack the capability to bill end-users for the services. Our services enable them to launch and manage their business.

Technical Support	Our end-user technical support services are provided via telephone, email and online chat. Our customer technical support services are available to our customers' technical teams and their end-users.
Eliminates the need for our customers to build and manage a 24/7/365 technical support team while at the same time providing industry expert technical support for end-users.
Provides additional industry expertise to resolve complex end-user issues with 24/7/365 availability.

Project Management	Our project management services facilitate all aspects of implementing a new customer on our system and as well as servicing ongoing customer operational needs.	Helps ensure customer implementation and operational needs are delivered professionally.

Services for our end-users

        We provide a range of services to end-users. The cornerstone of our package for small and medium-sized businesses is WebsiteOS™, our proprietary browser-based interface through which end-users access and control their Web services. WebsiteOS™ allows access to all the applications required by end-users to create, manage and market their Internet presence. This unified application delivery platform also allows individual end-users to set their language preferences from among English, French, Spanish, German, Italian and Portuguese.

        In addition, we have developed several proprietary applications which we believe differentiate our Web services from those of other providers. The following table sets out a list of these proprietary applications, a description of their features and the benefits they deliver to small and medium-sized businesses. We have developed all of these applications through our investment in research and development.

Application	Description	Benefit

EasySiteWizard™	Template and wizard driven Website creation tool which allows end-users to design and publish a Website with no HTML programming knowledge.	End-users can create Websites easily by choosing a template, adding their content, logos and images.

EasyStoreMaker Pro™	Wizard driven application to enable end-users to set up an online store. Our shopping cart software integrates with many payment processing gateways.	End-users can easily create online stores, add product images and descriptions, set prices and accept credit card payments with international currencies, if desired.

EasyMail™	Our proprietary domain-based email service allows end-users to create, edit and delete email accounts. Features include password security, aliases, catch alls, auto-responders, spam and virus protection. Includes high mail box storage limits with the features and functionality demanded by small and medium-sized businesses.	Intuitive design makes this an easy to use self-service application.

WebMail	This application provides end-users with access to email from a Web browser.	End-users can access email from anywhere using a Web browser.

Virtual Managed Server	A managed hosting, email and applications service platform designed to enable Web developers or other small providers to set up and run a Web hosting business.	Enables Web developers to quickly and inexpensively launch and operate Web hosting services.

Advanced Template Manager	More than 2,500 professionally designed Web templates for end-users. All templates are compatible with HTML graphics editors such as FrontPage®, Macromedia® and Dreamweaver®.	Website templates reduce or eliminate the development required to create the look and feel of a Website for end-users, thereby reducing costs while maintaining quality.

EasyBlogBuilder™	Application to create and post blogs on an end-user's Website.	End-users can quickly create, then manage and maintain, a blog with no specialized expertise.

EasyLiveChat™	Application to set up an online chat as a customer service option for Website visitors.	Facilitates communication and improved customer service.

Sales and Marketing

Sales

        We employ a direct sales staff that targets the largest communication services providers within particular service categories (which are telecommunications, cable broadband, Internet service providers, hosting service providers and domain name registrars), on the basis of revenues, number of employees and number of end-users. We have established a method of systematically identifying, approaching and engaging target customers. Our sales representatives are assigned to specific geographic territories and address specific named accounts.

        As a result, we believe we are generally well informed of new opportunities. We have a high rate of success in winning customer requests for proposal (RFPs). Between April 1, 2000 and March 31, 2006 we have succeeded in winning ten of twelve RFPs in which we were invited to compete. Communication services providers who issue RFPs are typically large providers. The ten communication services providers we have won through RFPs represent approximately 122,000 of the over 210,000 end-user businesses on our system as of March 31, 2006.

Marketing

        Our marketing strategy is to identify and directly target the largest communication services providers in North America and western Europe.

        In order to win new customer contracts, we promote our brand and Web services to prospective clients using print advertising in targeted trade publications, online media properties, our corporate Website, participation in industry trade shows, outbound telesales lead generation and seasonal direct response campaigns.

        To increase the revenues from our existing customers, we provide sales, marketing and support programs, including sales training, marketing assistance, and promotional programs, in an effort to drive adoption of Web services by more small and medium-size businesses. To increase the average revenue per customer, our marketing team structures new Web service launch programs with our customers to ensure that new, high-demand Web services and features are brought to market in a timely and effective manner. We thereby increase take-up rates of new Web services and increase average revenues per customer.

Customers

        As of March 31, 2006, we had more than 330 communication services providers as customers. Our customers include such companies as Bell Canada, COLT Telecommunications, Covad Communications Company, Register.com, Inc., Rogers Cable Communications Inc., TELUS Communications Company and Verizon Directories Corp.

        For the month ended March 31, 2006, we estimate that our largest 20 customers represented approximately 63% of our total monthly revenues and our top three customers represented approximately 29% of our total revenues. The only customer that accounts for more than 10% of our total revenues is Bell Canada (11.4%). We expect that we will further diversify our customer base and extend our market coverage as we sign new communication services providers throughout the United States, Canada and western Europe. See "Risk Factors".

Research and Development

Development of new applications

        Since our inception, we have developed substantially all of our Web services internally and through our offshore contractors, rather than licensing or acquiring technology from third parties. Our research and development efforts are focused on the design, development and deployment of a breadth of hosted application services that have the functionality to appeal to small and medium-sized businesses and fit the "Software as a Service" delivery model. Our research and development expenditures for fiscal 2006, 2005 and 2004 were approximately $2.1 million, $2.2 million, and $1.4 million, respectively, representing 11.7%, 15.2% and 15.5% of revenues, respectively.

Planned Web services launches

        We intend to complete the commercialization and launch of the following applications funded in part with the proceeds of this offering:

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  collaborative features and capabilities for our email services;

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  search engine optimization;

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  Website design services; and

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  HTML newsletter authoring and management application.

Software as a Service delivery platform

        Our application delivery platform is based upon proprietary software that enables us to increase the number of end-users of our Web services, economically and reliably. In our experience, we can scale the number of users on our systems while decreasing our costs of adding each new user due to the automation of our systems. This capability requires constant research and development investment in our application delivery platform to ensure:

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  geographical dispersion;

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  increased redundancy;

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  increased scalability to support new subscribers;

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  private-label customization for customers;

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  increased performance of new and existing Web services;

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  increased systems automation in deployment of Web services; and

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  a highly secure systems infrastructure.

        We intend to continue to invest in research and development to maintain what we believe is our technological advantage, the quality of our business applications and our application delivery platform.

Operations

        Our operating teams are the Professional Services, Customer Care and Small Web Hosting Reseller and Direct to End-User Services Teams. These teams work together to deliver our services effectively to our customers and end-users. In addition, each of these operating teams is supported through outsourced services provided by GFL, a related party contractor.

Professional Services

        Our Professional Services Team is responsible for assisting with the implementation of completed sales agreements, including, where requested, the development of customer sign-up servers, the migration of legacy hosting, email and other Web services to our platform. Our Professional Services Team also works closely with our marketing department to provide ongoing sales and marketing initiatives with our customers.

        Our Professional Services Team is comprised of the Project Management, Multimedia and Project Administration groups located in Mississauga, Ontario and Fort Lauderdale, Florida and is supported by GFL, a related party by means of common ownership. The Project Management Group is responsible for setting up and managing all customer projects, coordinating internal resources and acting as primary contact liaison with customers. The Multimedia Group supports implementation activities with Web development, WebsiteOS™ and Web-mail control panel branding, and other Web publishing services. Our Project Administration Group performs core project functions typically related to large end-user service migrations and other projects.

Customer Care

        Our Customer Care Team is located in Mississauga, Ontario, and is responsible for providing technical support services on behalf of our customers, by live phone support, email support, or live chat support, all of which are available on a 24-hour, 365-day basis. All support calls are answered through the Mississauga Customer Care Team. Support for live chat and email is managed through GFL.

        The Customer Care Team uses state-of-the-art, call center phone systems technology which includes advanced queuing, resource loading, reporting and other professional call center functionalities. In addition, the Customer Care Team uses a problem ticketing system to record, track and ensure resolution of customer or end-user issues. This system is used by all of our call center agents and is available to our customers through a password-protected extranet.

Small Web Hosting Reseller and Direct to End-User Hosting Operations

        BlueGenesis our wholly-owned subsidiary, sells Web services to small Web hosting resellers and end-user businesses, focusing on small Web hosting resellers. We also sell Web services to end-users referred to us by Fortunecity.com Inc. under the trade name "FortuneCityhosting.com" licensed to us by them. There are approximately 26,000 end-users served by BlueGenesis and under the name FortuneCityhosting.com.

Relationship with GFL

        In 2003, we began purchasing services from GeeksForLess Inc., a related party by means of common ownership, for the purpose of expanding our development and support capabilities at a lower cost than was possible in North America. We believe this has yielded significant benefits to our business, including access to qualified technical personnel, cost savings, increased capacity, reduction in time-to-market, flexibility to respond to growth opportunities, and increased ability to deliver cost-effective custom services to customers. The strategy has contributed to our success as a low-cost, high-quality provider of private-label Web services.

        GFL employs contractors in Nikolaev, Ukraine. Our agreement with GFL relates to the provision of support services for our business, including software programming services, technical support and technical services, which stipulate a fixed contract price that is adjusted annually based upon the rate of inflation in Ukraine to a maximum of 10% per year. The services agreement is automatically renewed for 12 month periods unless terminated by either party. See "Intellectual Property" and "Certain Relationships and Related Transactions".

Intellectual Property

        Our success and ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology without infringing upon the proprietary rights of others. Because technology is changing so rapidly, we believe that the improvement of our existing services, development of new services, and our reliance upon trade secrets and unpatented proprietary know-how will continue to be our principal source of intellectual property protection.

        We currently rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions, and other similar measures to protect our proprietary information. We do not own any patents; however, we have filed patent applications with the United States Patent and Trademark Office and the Canadian Intellectual Property Office with respect to our Web services technology. We also intend to continue registering service marks and trademarks comprised of some of our product names, slogans and logos in the United States and Canada. We currently have four registered trademarks: (1) Hostopia, which is registered in Canada and the United States and has a duration of fifteen years in Canada (from May 9, 2006), subject to the renewal upon payment of a fee and five years in the United States (from September 14, 2004), subject to renewal upon filing of an affidavit of use, (2) WebsiteOS which is registered in the United States and has a duration of five years (from March 21, 2006) subject to renewal upon filing an affidavit of use, (3) WebhostOS, which is registered in the United States and has a duration of five years (from July 18, 2006) subject to renewal upon filing an affidavit of use, and (4) EasySiteWizard, which is registered in Canada for a duration of 15 years (from April 25, 2006), subject to renewal upon payment of a fee. In addition, we currently require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements and to assign to us in writing all inventions created on our behalf unless otherwise stipulated.

        Some of our products and services include third-party software for which we have obtained license and/or sublicense rights. This software is used to help support the delivery of our Web services. We also use open source software.

        We have an image license agreement with ArtToday, Inc., an unrelated third-party, under which we access images that are used within end-user Websites. The agreement provides that we, along with our customers and our customers' end-users, have the non-exclusive right to use the images anywhere in the world, provided that the images remain on our hosting platform.

        We have entered into three important intellectual property agreements with GFL, a related party with whom we contracted to provide certain outsourced services, as discussed above. The first agreement concerns Website templates that we jointly own with GFL. By paying GFL a one-time template development fee for each template, we acquired a portion of GFL's ownership interest in the templates. Our ownership rights with respect to the Website templates are not restricted by, and survive termination of, this agreement. These rights include the worldwide right to license, sell, assign, transfer, use, re-use, duplicate, distribute, publish, republish, lease, lend, adapt, translate, modify and transmit the templates, in electronic form, print media or otherwise to any third parties. In addition we do not require GFL's approval, and we are not obligated to pay any additional fees or commissions, to exercise any of our rights under this agreement. Further, GFL must pay us a fee equal to 10% of the revenues they collect from the sale of the templates developed under this agreement to our customers during the term of the agreement and for a period of five years following its termination. The Website templates are used by end-users to create Websites quickly and easily. The second agreement is with respect to the creation of images intended for use in Websites, which similarly provides that we jointly own these images with GFL. Our ownership rights with respect to the images are not restricted by this agreement. While we created some of the images, a majority of the images were produced by GFL. The third agreement concerns support services for our business including software programming services and Website template design. This agreement does not assign or transfer to GFL any ownership rights, or any other rights, in or to the software or services provided by GFL to us in accordance with this agreement.

        We were recently granted non-exclusive licenses to two patents held by Web.com Inc. (formerly Interland, Inc.) (U.S. Patent numbers 5,680,152 and 6,789,103) which broadly cover methods for Website building and Web hosting control panels. See "— Web.com Inc. License Agreement."

Competition

        The market for Web services is competitive and constantly evolving. We expect competition to increase from existing competitors and from new market entrants. We estimate that there are approximately 10 to 15 businesses in North America against whom we compete directly for the provision of private-label Web services to communication services providers.

        Our main competitors in the wholesale market include: other private-label providers of Web services such as Inquent Technologies Corp.; large retail providers who have established wholesale operations such as Verio Inc. and Web.com, Inc. (formerly, Interland, Inc.); hosting and automation software vendors such as Ensim Corporation, SWsoft, Inc. and Sphera Corporation; and diversified Internet companies including Google Inc., Microsoft Corporation and Yahoo! Inc. that may offer Web services on a wholesale private-label basis in the future.

        Our main competitors in the retail Web services market include:

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  Domain name registrars who focus on domain name registration supplemented by Web hosting services such as Network Solutions, LLC, Melbourne IT Ltd. and Dotster Inc.;

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  Web services and hosting companies that focus primarily on retail Web hosting services and reseller Web hosting services that compete against our wholesale services including 1&1 Internet, Inc., GoDaddy.com, Inc, Affinity Internet, Inc, Web.com, Inc. (formerly, Interland, Inc.) and Verio Inc.;

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  Website design firms who build web sites and may offer Web hosting services as part of their offering including Website Pros, Inc. and IPOWER, Inc.;

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  Internet service providers who offer retail and reseller Web hosting services including EarthLink, Inc. and United Online, Inc.;

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  Internet portals that provide high traffic Internet sites to the marketplace, supplemented by Web services such as hosting and domains, including Yahoo! Inc., About, Inc. and Homestead Technologies; and

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  Diversified Internet companies and search engine companies that offer or may potentially offer Web services similar to ours including Google Inc., Microsoft Corporation and Yahoo! Inc.

        Many of our competitors, and in particular Google Inc., Microsoft Corporation, Yahoo! Inc., Network Solutions and 1&1 Internet, Inc., have greater resources, better brand recognition and consumer awareness, and larger customer bases than we have. We believe the principal competitive factors in the private-label wholesale market for Web services include:

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  The breadth, quality and ease of use of Web services for small and medium-sized businesses;

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  A wholesale distribution model that allows communication services providers to sell Web services economically, under their own brands;

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  A comprehensive suite of professional and technical support services that help communication services providers set up and operate a Web services business;

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  Reliability and security of service offerings;

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  Price;

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  Established brand and reputation; and

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  Quality and responsiveness of customer support and Web services.

Company Information

        Hostopia.com Inc., a Delaware corporation, was incorporated on December 10, 1999. Our principal U.S. executive offices are located at 110 East Broward Blvd., Suite 1650, Fort Lauderdale, Florida 33301. Our principal Canadian executive offices are located at 5915 Airport Road, Suite 1100, Mississauga, Ontario L4V 1T1. Our telephone number is (954) 463-3080 in the United States and (905) 673-7575 in Canada. Our Website address is www.hostopia.com. Information contained on our Website is not incorporated by reference into this prospectus, and you should not consider information on our Website as part of this prospectus.

        We have two wholly-owned subsidiaries, BlueGenesis.com Corp., a Nova Scotia unlimited liability company, and Internet Names for Business Inc., an Ontario corporation. BlueGenesis sells Web services directly to small Web hosting resellers and end-users. Internet Names for Business Inc. is the entity through which we provide generic domain and billing services to our customers.

        On May 18, 2006, our stockholders approved a one-for-five reverse stock split, effective April 30, 2006. All references to our common stock and per share amounts give effect to the reverse stock split.

Acquisitions

        In January 2006, we acquired certain of the Web hosting assets of Fortunecity.com Inc. for $1,132,000. The Web hosting assets purchased from Fortunecity.com Inc. consisted of all right, title and interest in paid Web hosting contracts and agreements between Fortunecity.com Inc. and each of its end-users, as well customer lists, email addresses, addresses and phone numbers of end-users. The purchase price was adjusted in the amount of $243,468 to account for services that were paid by end-users in advance to Fortunecity.com Inc.

        In July 2003, our subsidiary, BlueGenesis, acquired substantially all of the Website hosting assets of Data Centurion Canada Inc. ("Data Centurion") for $711,924 and the issuance of warrants to purchase 60,000 shares of our common stock. As additional consideration we agreed to pay Data Centurion 50% of the gross annual revenue derived from the Data Centurion customer list for a period of two years following closing and 40% of gross annual revenues derived from such customer list in the third year following closing. On March 31, 2005, we agreed with the vendor to settle all future contingent payments for cash consideration of $260,000, which was applied against the outstanding long-term liability and interest payable of $39,444 and increased the assigned value of the Website hosting assets by $220,556. The assets purchased primarily consisted of the rights and obligations under the agreements relating to the provision of Website hosting services between Data Centurion and each of its end-users.

Web.com Inc. License Agreement

        In early July 2006 we were contacted by Web.com Inc. (formerly Interland, Inc.) and entered into discussions relating to their patent portfolio and whether we were interested in licensing certain of their patents. As a result of these discussions, on July 17, 2006 we entered into a five year, non-exclusive license agreement with Web.com Inc. which granted us rights to two of Web.com Inc.'s patents (U.S. Patent numbers 5,680,152 and 6,789,103) which cover methods for Website building and Web hosting control panels. We entered into this patent license agreement to potentially enhance certain aspects of our software delivery platform and to mitigate litigation risk to our customers, and ourselves, with respect to Web.com Inc.'s patents and patents pending. Although the term of the license is five years, we and Web.com Inc. have also agreed to mutual covenants not to sue each other or each other's customers for patent infringement during the life of all existing Web.com Inc. patents (which includes, but is not limited to the two patents we licensed), or the life of patents issued from existing Web.com Inc. patent applications. Pursuant to the terms of the license agreement we agreed to pay Web.com Inc. a royalty equal to 10% of our gross annual U.S. retail revenues multiplied by five. This royalty, which amounted to $650,000, was due and paid in full at signing. Hostopia is not required to make any additional payments under the terms of the license agreement. In addition, we granted a cross-license to Web.com Inc. granting Web.com Inc. non-exclusive perpetual rights to 2,750 of our Website templates and a license to certain additional intellectual property.

Employees

        As of March 31, 2006, we employed a total of 167 employees. This group is comprised of 155 employees based in Canada and 12 employees based in the United States.

        The departmental breakdown of full time employees includes 16 in Sales and Marketing and 30 in Research and Development. Our Professional Services team of 20 employees includes project management, multimedia and project administration. Our Customer Care team employs 69 persons. We also have 12 employees in Finance and Administration. In addition, 15 employees are engaged in sales and marketing for our small Web hosting reseller hosting and direct to end-user hosting operations. At the head of all these groups is our senior executive team of five full-time employees.

Facilities

        We lease office facilities and data center facilities. If we require additional space we believe that we can obtain that space on commercially reasonable terms.

Office Facilities

        We have office facilities totalling 16,750 square feet located at 5915 Airport Road, Mississauga, Ontario L4V 1T1 under a lease that expires on October 31, 2009. In addition, we have an office facility of 5,966 square feet located at 110 East Broward Blvd, Fort Lauderdale, Florida 33301 under a lease that expires on August 31, 2011.

Data Center Facilities

        We currently use four data centers with high levels of security, power and connectivity redundancy. We maintain these facilities under contract service agreements that range from one to three years. We lease space in three data center facilities in Toronto, Ontario and one in Miami, Florida.

Legal Proceedings

        As of the date hereof, we are not a party to or aware of any legal proceedings that individually, or in the aggregate, will have a material adverse effect on our business, financial position or result of operations.

MANAGEMENT

        Our directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors, or until their resignation or removal. Officers are appointed by the board of directors and serve at the discretion of the board.

        The table and information that follow set forth the names, ages and positions of our directors and executive officers:

Name and Municipality of Residence	Age	Current Position	Principal Occupation	Director Since
John Nemanic Panama City Republic of Panama	46	Chairman	Chairman of Hostopia.com	December 10, 1999
Colin Campbell Fort Lauderdale, Florida, USA	36	Chief Executive Officer, Chief Operating Officer and Director	Chief Executive Officer, Chief Operating Officer of Hostopia.com	December 10, 1999
William Campbell Toronto, Ontario, Canada	40	President and Director	President of Hostopia.com	December 10, 1999
Michael Mugan Pickering, Ontario, Canada	56	Chief Financial Officer	Chief Financial Officer of Hostopia.com	n/a
Paul D. Engels North York, Ontario, Canada	47	Executive Vice President, Chief Marketing Officer	Executive Vice President and Chief Marketing Officer of Hostopia.com	n/a
Dirk Bhagat Toronto, Ontario, Canada	28	Chief Technology Officer	Chief Technology Officer of Hostopia.com	n/a
Michael Cytrynbaum(2)(3) Westmount, Quebec, Canada	65	Director	President of First Fiscal Management Ltd.	August 14, 2003
Mathew George(1) Vancouver, British Columbia, Canada	35	Director	Vice President of TELUS Ventures (a division of TELUS Corporation)	December 27, 2001
Robert Kidd(1)(3) Mississauga, Ontario, Canada	61	Director	President of Location Research Company of Canada Limited	May 15, 2000
David McMahon Calgary, Alberta, Canada	47	Director	Vice President of Customer Care and Carrier Services, Partner Solutions, TELUS Communications Inc. and Vice President, Global Carrier Sales at TELUS Communications Inc.	August 14, 2003
Christopher Scatliff(1)(2)(3) Oakville, Ontario, Canada	63	Director	Chief Executive Officer of KORE Wireless Group Inc.	May 15, 2000

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee

(3)
Member of Nominating and Corporate Governance Committee.

Executive Officers

        The following is a description of the business background of the executive officers of Hostopia.com:

        John Nemanic has served as our Chairman of the Board since December 1999. Mr. Nemanic served as the President and Chief Executive Officer of Internet Direct, an Internet service provider, which later merged with I.D. Internet Direct Inc., an Internet service provider, from 1994 to 1999 and as the President and Chief Executive Officer of TUCOWS Interactive Inc., a web services and online software delivery services provider from 1997 to 1999. Mr. Nemanic has a Masters of Business Administration from York University, a Bachelor of Administrative Studies Degree and Bachelor of Arts Degree, also from York University.

        Colin Campbell has served as our Chief Executive Officer and Chief Operating Officer since April 2006. He was Chief Operating Officer from January 2001 to November 2005. He was President and Chief Operating Officer from November 2005 to April 2006. From November 1999 to December 2000, Mr. Campbell held the position of Senior Vice President, Internet Services at Look Communications Inc., a communications service provider, where he was responsible for leading the Internet team, guiding Internet product and services development, and for mergers and acquisitions in that product area. Mr. Campbell was a founding member of the Canadian Internet Registration Authority and served as a board member from June 2001 to January 2003. Mr. Campbell was Chief Operating Officer of TUCOWS Interactive Inc., a web services and online software delivery services provider, from 1997 to 1999 and was Chief Operating Officer of Internet Direct, an Internet service provider which later merged with I.D. Internet Direct Inc., an Internet service provider from 1994 to 1999. Mr. Campbell has a Bachelor of Arts in Commerce from the University of Toronto.

        William Campbell has served as our President since April 2006. Mr. Campbell was our Chief Executive Officer from August 2001 until April 2006, and was Chief Technology Officer from August 2001 until June 2005. Mr. Campbell held the position of Chief Technology Officer in TUCOWS Interactive Inc., a web services and online software delivery services provider, from 1997 to 1999 and the position of Chief Technology Officer in Internet Direct, an Internet service provider which later merged with I.D. Internet Direct Inc., an Internet service provider from 1994 to 1999. Mr. Campbell has a diploma from Control Data Institute.

        Michael Mugan has served as our Chief Financial Officer since May 2000. Mr. Mugan has extensive experience with public companies in several sectors of the economy. Mr. Mugan was with a predecessor firm of KPMG LLP, an accounting firm, from 1972 to 1981. He obtained his Chartered Accountant's degree in 1974 and progressed to Senior Manager. In 1981, he joined the Resource Group of George Weston Limited a food processing and distribution company and became Vice President, Finance of that Group in 1985. In 1998, he formed a consulting business involved in various assignments within the high technology and agribusiness industries. After completing an initial assignment with us early in 2000, he joined Hostopia.com and took on the responsibilities of Chief Financial Officer. Mr. Mugan has a Bachelor of Commerce (Honours) Degree from the University of Windsor.

        Paul D. Engels has served as our Executive Vice President and Chief Marketing Officer since November 2005. Mr. Engels was also our Vice President, Marketing and Sales from January 2004 to November 2005 and Vice President, Marketing and Business Development from January 2002 to January 2004. Mr. Engels has a 20-year background in senior sales, marketing and product management roles in leading technology and Internet-related businesses. He served as Director, Software Products at Pitney Bowes of Canada Ltd., a business services company, from 1990 to 1992, as Vice President, Marketing at Internet Direct /Look from 1998 to 2000, and as Vice President Marketing, Enterprise Solutions at Sprint Canada, a telecommunications services provider, from 2000 to 2001. Mr. Engels has a Bachelor of Arts (Honours, Joint Specialist in Political Economy) from the University of Toronto.

        Dirk Bhagat joined Hostopia.com in April 2000 and has served as our Chief Technology Officer since June 2005. Mr. Bhagat was also our Vice President of Research and Development from November 2003 to June 2005. Prior to this, Mr. Bhagat served as Director of Technology from February 2002 to November 2003. Mr. Bhagat has extensive experience in systems and software development and engineering, including public-key encryption infrastructure, computational complexity theory and Internet security. Mr. Bhagat has a Bachelor of Science in Software Engineering from the University of Toronto.

Non-Executive Directors

        Michael Cytrynbaum is President of First Fiscal Management Ltd. a private consulting company specializing in financial reorganizations, mergers and acquisitions, strategic planning and negotiation. Mr. Cytrynbaum also serves as chairman of Look Communications Inc., a communications service provider and Ignition Point Technologies Corp., a broadband communication provider, both publicly traded companies. In addition, he is a director of two junior resource companies, Callinan Mines Limited and Central Minera Corp., as well as being a director of Peer 1 Network Enterprises, Inc., a provider of high-performance Internet bandwidth. Mr. Cytrynbaum was a founding director of Microcell Telecommunications Inc. and remained on the board of that company for ten years. Mr. Cytrynbaum has a Bachelor of Arts and a Bachelor of Common Law from McGill University.

        Mathew George is Vice President of TELUS Ventures, the strategic venture investment arm of TELUS Corporation. TELUS Ventures manages a venture capital fund that invests in emerging U.S. and Canadian technology companies. Mr. George joined Telus Ventures in June 2001 from the Abu Dhabi Investment Authority where he worked from 1999 to 2001 and was responsible for the global co-investment and direct private equity investment activities of Abu Dhabi Investment Authority's Private Equity group. Mr. George has also worked in the Mergers & Acquisitions Group at Warburg Dillon Read from 1996 to 1998 and Barclays de Zoete Wedd from 1995 to 1996, both in London and New York. In addition to serving on our board, Mr. George is a director of Apparent Networks, Inc., Vision Critical Communications Inc. and the Arts Club Theatre Company. Mr. George is a Chartered Financial Analyst and a member of the Chartered Financial Analysts Institute and the Vancouver Society of Financial Analysts. Mr. George holds a Masters of Business Management from the Ecole des Hautes Etudes Commerciales in Paris, with specialization in Analytical Finance from the University of Chicago Graduate School of Business. His Bachelor of Technology (Honours) degree in Electrical & Electronics Engineering is from the Regional Engineering College in Calicut, India.

        Robert H. Kidd is a director of Genesis Microchip Inc. and Vice Chairman Appleby College Foundation. Mr. Kidd is President of Location Research Company of Canada Limited. Mr. Kidd served as Chief Financial Officer of Technology Convergence Inc. from 2000 to 2002, of Lions Gate Entertainment Corp. from 1997 to 1998, and of InContext Systems Inc. from 1995 to 1996. He served as Senior Vice President, Chief Financial Officer and director of George Weston Limited from 1981 to 1995, as a partner of a predecessor firm of KPMG LLP, from 1973 to 1981 and as a Lecturer in Finance, Faculty of Management Studies, University of Toronto, from 1971 to 1981. Mr. Kidd has served on several professional committees, including the Toronto Stock Exchange Investors & Issuers Advisory Committee from 1993 to 1998, the Canadian Institute of Chartered Accountants Emerging Issues Committee from 1992 to 1997 and the Canadian Securities Administrators Committee on Conflicts of Interest in Underwriting from 1994 to 1996. Mr. Kidd has a Bachelor of Commerce from the University of Toronto and a Masters of Business Administration from York University. Mr. Kidd is a Fellow of the Institute of Chartered Accountants of Ontario.

        David McMahon became the Vice President of Customer Care and Carrier Services for Partner Solutions of TELUS Communications, based in Calgary, Alberta, in January 2003. Mr. McMahon has over 30 years of telecommunications experience, most recently in Toronto as Vice President, Global Carrier Sales at TELUS from 2001 to 2003. Prior to that, he held various senior positions in TELUS, including Vice President, Ontario Acceleration Program from 2000 to 2001 and Vice President Operations/Carrier Relations/Engineering and Customer Care, TELUS Integrated Communications from 1999 to 2000.

        Christopher Scatliff is founder and Chief Executive Officer of KORE Wireless Group Inc., a Virginia-based mobile virtual network operator specializing in machine-to-machine wireless communications. From 2000 to 2001 he was Executive Vice President of Itemus Inc. From 1996 until 2000, he was President and Chief Executive Officer of UUNET Canada (now MCI Canada). Mr. Scatliff was also a member of UUNET's International Management Board from 1998 to 2000 with executive responsibility for Latin America. Mr. Scatliff served on the Canadian Government Ministerial Advisory Group for the 1998 OECD Conference in Ottawa. Previously, Mr. Scatliff was Vice President and Managing Director from 1993 to 1996 for Europe, Middle East, and Africa for Computer Sciences Corporation based in London, England. He has a Bachelor of Science degree in Physics from the University of Manitoba.

Corporate Cease Trade Orders or Bankruptcies

        Mr. Cytrynbaum has been a director and the Chairman of the Board of Look since May 1996 and Mr. Colin Campbell was Senior Vice-President of Internet Services from November 1999 to December 2000 and a director of Look from November 1999 to March 2003. On September 4, 2001, Look was granted protection from its creditors under the Companies' Creditors Arrangement Act (Canada) (CCAA), pursuant to a court order issued by the Superior Court of the Province of Ontario. Under the terms of the court order, Look was required to present to the court a Plan of Arrangement and Compromise setting out the terms of the restructuring of its debt and other obligations. The Plan of Arrangement and Compromise was filed with the court on November 14, 2001, received creditor approval on December 14, 2001, final court approval on December 21, 2001, and was implemented on February 11, 2002.

        Mr. Cytrynbaum was a director of Microcell Telecommunications Inc. (Microcell) from December 1993 to May 2003. Microcell elected to restructure its operations under the CCAA and filed for and received an initial order for protection under the CCAA on January 3, 2003 from the Superior Court of the Province of Quebec. On March 17, 2003, Microcell's Plan of Reorganization and of Compromise and Arrangement was voted upon and approved by secured and affected unsecured creditors. On March 18, 2003, the court issued an order sanctioning the Plan of Reorganization and of Compromise and Arrangement, and it became effective on May 1, 2003.

        Mr. Scatliff was appointed Executive Vice President and an officer of Vengold Inc. (Vengold) on April 4, 2000 as part of Vengold's acquisition of his private company Exceleration.net Inc. Vengold subsequently changed its name to Itemus Inc. (Itemus). Mr. Scatliff resigned from Itemus effective April 5, 2001. Subsequent to Mr. Scatliff's involvement, Itemus filed for bankruptcy on July 31, 2001, and a cease trade order was issued on November 15, 2001 by the Ontario Securities Commission. Itemus was dissolved on September 19, 2005.

        To the best of our knowledge, other than as disclosed above, none of our directors, officers or stockholders holding a sufficient number of securities to affect materially the control of Hostopia.com, is, or within the ten years prior to the date of this prospectus has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order, or any order that denied the issuer access to any statutory exemptions under securities legislation for a period of more than 30 consecutive days, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

        To the best of our knowledge, none of our directors, officers or stockholders holding a sufficient number of securities to affect materially the control of Hostopia.com, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

        To the best of our knowledge, none of our directors, officers or stockholders holding a sufficient number of securities to affect materially the control of Hostopia.com, nor any personal holding company of any such person has, within the ten years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Indebtedness of Directors And Executive Officers

        As at the date of this prospectus, no amount was owed to us or any of our subsidiaries by any director or executive officer other than in respect of amounts which would constitute routine indebtedness.

Board Composition and Officers

        Our amended and restated certificate of incorporation provides that our board of directors shall consist of not less than three directors, the exact number to be determined from time to time by resolution of the board of directors. Our board of directors currently consists of eight directors. Our directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors, or until their death, resignation, retirement, disqualification or removal. Any newly created directorship resulting from an increase in the number of directors or any vacancy occurring in the board is required to be filled by a resolution of a majority of the directors then in office, subject to applicable provisions of the Delaware General Corporation Law. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor. Directors may be removed only for cause, and only by the affirmative vote of at least 60% in voting power of all of our shares entitled to vote generally on the election of directors, voting as a single class.

        Officers are appointed by the board of directors and serve at the discretion of the board.

Board Committees

        Upon completion of this offering, our board of directors will have an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

        Upon completion of this offering, the Audit Committee will consist of Messrs. Kidd (Chairman), Scatliff and George. In accordance with applicable securities laws, all members of the Audit Committee will be independent and financially literate, and at least one member will be a financial expert. The board of directors has determined that each of the proposed Audit Committee members is independent and financially literate and that Mr. Kidd is a financial expert, as such terms are defined by applicable securities laws and stock exchange regulations. The Audit Committee will, among other things:

  •
  following the completion of this offering, review and recommend to the board of directors for approval all public disclosure documents containing financial information;

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  oversee the work of the external auditors and review and approve the annual audit plan of the external auditors;

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  discuss with the external auditors and management the adequacy and effectiveness of our disclosure controls and internal controls;

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  meet regularly with the external auditors without management present;

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  pre-approve all audit, audit-related and non-audit services to be provided to us by the external auditors;

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  annually review the qualifications, expertise and resources and the overall performance of the external audit team;

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  at least annually, obtain and review a report by the external auditors describing:

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  its internal quality-control procedures;

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  any material issues raised by the most recent internal quality control review, peer review, or inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting independent audits carried out by the firm; and

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  all relationships between the external auditors and us;

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  annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Audit Committee regarding its independence;

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  review post-audit or management letters containing recommendations of the external auditors and management's response, and review reports of the external auditors;

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  ensure that we have in place adequate procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  review with management and the external auditors our major accounting policies, and emerging accounting issues and their potential impact on our financial reporting;

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  review with management our financial policies and significant treasury matters;

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  confer with management and the external auditors and internal auditors (if any) regarding the scope, adequacy and effectiveness of internal controls over financial reporting and review certain of our internal policies to the extent they relate to internal control over financial reporting;

  •
  review with management and the external auditors and internal auditors (if any) our guidelines and policies with respect to risk assessment and risk management; and

  •
  evaluate the adequacy of the Terms of Reference and the Audit Committee's performance and report its evaluation and any recommendations for changes to the Corporate Governance and Nominating Committee.

        Each of our independent auditors and our financial personnel will have regular private meetings with the Audit Committee and will have unrestricted access to the Audit Committee. KPMG LLP currently serves as our independent auditors.

        Our board of directors will adopt written Terms of Reference for our Audit Committee which will be posted on our Website.

Compensation Committee

        Upon completion of this offering, the Compensation Committee will consist of Messrs. Scatliff (Chairman), McMahon and Cytrynbaum. The Compensation Committee will, among other things:

  •
  develop and recommend to the board of directors for its approval, our compensation philosophy and guidelines for executive management;

  •
  review our compensation philosophy and guidelines for compensation of executive management and recommend any material changes to the board of directors for its approval;

  •
  review our senior management organizational structure;

  •
  propose, review the proposed establishment of or review material changes to, equity-based incentive compensation plans and employee benefit plans for executive management;

  •
  review and recommend to the board of directors for approval the proposed appointment of any person to executive management;

  •
  develop and recommend to the board of directors for approval, the corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

  •
  lead the review on the performance of the Chief Executive Officer and the President and report the results to the board of directors;

  •
  review and recommend to the board of directors for approval the compensation of the Chief Executive Officer and the President, based on the evaluation of their respective performances and its review of the form and adequacy of the compensation of the Chief Executive Officer and the President;

  •
  review and determine succession plans for executive management;

  •
  review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between us and any member of executive management;

  •
  review management's recommendation for, and, subject to confirmation by the board of directors, approve the granting of stock options or other securities under equity-based incentive plans to eligible participants, and administer such plans;

  •
  review and recommend to the board of directors compensation for the directors, including the Chair,

  •
  prepare and approve for publication reports on executive compensation for inclusion in our public disclosure documents; and

  •
  review and evaluate the adequacy of these Terms of Reference and the Compensation Committee's performance, and report its evaluation and any recommendations for change to the Corporate Governance and Nominating Committee.

        Our board of directors will adopt written Terms of Reference for the Compensation Committee which will be posted on our Website.

Corporate Governance and Nominating Committee

        Upon completion of this offering, the Corporate Governance and Nominating Committee will consist of Messrs. Cytrynbaum (Chairman), Kidd and Scatliff. The Corporate Governance and Nominating Committee will, among other things:

  •
  monitor corporate governance developments and best practices, and review and administer our corporate governance guidelines, policies and procedures;

  •
  review and recommend to our board of directors for approval, the nominees for election as directors and, as required, candidates to fill any casual vacancy and, as required, candidates for appointment as the Chair and the Chief Executive Officer;

  •
  review and recommend to the board of directors the terms of reference, scope, duties, composition and responsibilities of the committees;

  •
  review and recommend to the board of directors the adequacy of the Board Policy Manual and Terms of Reference for each committee;

  •
  recommend guidelines for the board of directors in respect of its size, composition, committee structure and composition as well as retirement procedures for board members;

  •
  recommend to the board of directors for approval a process for the determination of the independence, financial literacy and financial expertise of each director, and make such actual determinations;

  •
  evaluate the performance of individual directors, the Chair, the chairs of the committees, the board of directors as a whole and the committees, including its own performance;

  •
  report to the board of directors on the necessity or advisability of appointing an independent committee to evaluate and confirm to the board of directors the fairness of any non-routine transaction involving us and a related party;

  •
  review and approve any reports on corporate governance for inclusion in our public disclosure documents; and

  •
  review and evaluate the adequacy of these Terms of Reference and the Corporate Governance and Nominating Committee's performance, and consider any recommendations for changes.

        Our board of directors will adopt written Terms of Reference for the Corporate Governance and Nominating Committee which will be posted on our Website.

Compensation Committee Interlocks and Insider Participation

        During the year ended March 31, 2006:

  •
  Mr. Colin Campbell, our Chief Executive Officer and Chief Operating Officer, and Mr. William Campbell, our President, were members of the Compensation Committee;

  •
  none of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with us or any of our subsidiaries in which the amount involved exceeded $60,000 in which he had or will have a direct or indirect material interest, other than the compensation arrangement for Mr. John Nemanic described in footnote 5 to the Summary Compensation Table under the heading "Executive Compensation", and the services agreement between Hostopia.com and GFL described in "Certain Relationships and Related Transactions — GeeksForLess Inc.";

  •
  none of our executive officers was a director or Compensation Committee member of another entity an executive officer of which served on our Compensation Committee; and

  •
  none of our executive officers served on the Compensation Committee (or another board committee with similar functions) of another entity an executive officer of which served as a director on our board of directors.

Director Compensation

Historic Compensation

        Historically, our independent directors, other than Mr. George and Mr. McMahon, have been paid Cdn$1,000 per board meeting attended plus Cdn$500 per fiscal quarter if a director has served as a committee chair during that fiscal quarter. In addition, we have reimbursed the out-of-pocket expenses that all directors have incurred to attend board meetings.

Compensation Following the Offering

        Upon completion of this offering, each independent director, excluding the Chairman of our board, will be eligible to receive a retainer of Cdn$17,000 per year, and Cdn$250 for attending each meeting of the board or of any committee of the board. If board and committee meetings are held on the same day, then no additional compensation will be paid for attendance at the committee meetings. Committee chairs will also receive an additional Cdn$8,000 per year. The Chairman of the board will receive Cdn$75,000 per year to serve in such capacity. In addition, our current Chairman provides consulting services and receives Cdn$65,000 annually.

        We will continue to reimburse all of our directors for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors. Applicable laws prohibit us from making loans to our directors.

        We intend to review the compensation agreements for directors on an annual basis to ensure that the directors are being compensated in line with industry practices.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other four most highly compensated executive officers, or, collectively, the named executives officers, for the fiscal years ended March 31, 2006, 2005 and 2004.

Long Term Compensation
	Annual Compensation							Awards			Payouts
Name and Principal Position	Fiscal Year	Salary(1) ($)		Bonus ($)			Other Annual Compensation ($)	Common Shares Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)		Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
John Nemanic(2)(8) Chairman	2006 2005 2004	$	– – –	$	– – 40,000	(5)	$117,502 89,306 50,252	– – –	$	– – –	$ – – –	$	– – –
Colin Campbell(8) Chief Executive Officer and Chief Operating Officer	2006 2005 2004		148,400 118,125 71,838		– – 40,000		– – –	– – –		– – –	– – –		– – –
William Campbell(3)(8) President	2006 2005 2004		$155,449 127,287 93,114		– – 50,000		– – –	– – –		– – –	– – –		– – –
Franc Nemanic(4) Former President	2006 2005 2004		88,485 111,300 105,000		22,570 34,100 12,000		21,778 – –	– – –		– – –	– – –		– – –
Michael Mugan(5) Chief Financial Officer and Secretary	2006 2005 2004		140,365 123,572 106,416		1,676 – –		– – –	– – –		– – –	– – –		– – –
Paul D. Engels(6) Executive Vice President and Chief Marketing Officer	2006 2005 2004		122,862 119,505 100,874		22,356 – –		– – –	6,000 – 10,000		– – –	– – –		– – –
Dirk Bhagat(7) Chief Technology Officer	2006 2005 2004		103,702 78,862 64,662		– – –		– – –	9,000 – 3,600		– – –	– – –		– – –

(1)
The following exchange rates were used 2006-U.S.$1 = Cdn$1.1933; 2005-U.S.$1 = Cdn$1.2786; and 2004-U.S.$1 = Cdn$1.3532.

(2)
Mr. John Nemanic's compensation, until December 31, 2005, consisted of consulting fees paid in Canadian dollars to a business he owned. Commencing January 1, 2006 compensation was paid to him directly in U.S. dollars. The Canadian dollar portion of fees paid to him in fiscal 2006 was Cdn$104,344, in fiscal 2005 was Cdn$114,188, and in fiscal 2004 was Cdn$68,000.

(3)
Mr. William Campbell's base salary is paid in Canadian dollars (fiscal 2006-Cdn$185,500; fiscal 2005-Cdn$162,750; fiscal 2004-Cdn$126,000).

(4)
Mr. Franc Nemanic resigned as President and director effective November 18, 2005, and remained as an employee until December 31, 2005. From January 1, 2006 to February 28, 2006, Mr. Franc Nemanic was engaged as a consultant. Subsequent to that date, he agreed to provide consulting services, as required by us, on an hourly basis.

(5)
Mr. Mugan's base salary is paid in Canadian dollars (fiscal 2006-Cdn$167,500; fiscal 2005-Cdn$158,000; fiscal 2004-Cdn$144,000).

(6)
Mr. Engels was engaged as a consultant until he was appointed Vice President, Marketing effective April 1, 2005. He assumed the role of Executive Vice President and Chief Marketing Officer in November 2005. His base salary, paid in Canadian dollars, for fiscal 2006 was Cdn$146,613. In fiscal 2004 and 2005 consulting fees were paid to a company owned by Mr. Engels (2005-Cdn$152,800; 2004-Cdn$136,500).

(7)
Mr. Bhagat was appointed Chief Technology Officer effective July 1, 2005. His base salary, paid in Canadian dollars, for fiscal 2006 was Cdn$123,750 (2005-Cdn$100,833; 2004-Cdn$87,500).

(8)
Mr. John Nemanic, Mr. William Campbell and Mr. Colin Campbell each own 25% of GFL, a related party, to which a total of $1,051,746 was paid during the year ended March 31, 2006 pursuant to the agreements between us and GFL See "Certain Relationships and Related Transactions — GeeksForLess Inc.".

Stock Option/Stock Appreciation Rights (SARs) Grants in Last Fiscal Year

        Prior to this offering, we adopted a new stock option plan, the 2006 Plan. The 2006 Plan permits us to issue stock options and stock appreciation rights (SARs) to eligible participants for up to 10% of the outstanding shares of common stock (minus the shares of common stock that are reserved for issuance pursuant to the exercise of options already outstanding under the previous stock option plan described below).

        Prior to the adoption of the 2006 Plan, we had adopted a stock option plan effective May 31, 2000 (the 2000 Plan). Effective May 19, 2006, no further options will be granted under the 2000 Plan. However, all outstanding options under the 2000 Plan will continue to be governed by the 2000 Plan. As at May 31, 2006, there were options to purchase 845,260 shares of common stock outstanding under the 2000 Plan. No options have been issued under the 2006 Plan. Consequently, up to an additional             shares of common stock are available for issuance upon the exercise of options that may be granted under the 2006 Plan.

        The following table sets forth the stock options granted to our named executive officers and directors during the fiscal year ended March 31, 2006. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of the grant. No stock appreciation rights were awarded. See "2006 Stock Option Plan" and "2000 Stock Option Plan".

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term(2)
	Number of securities underlying options/SARs granted (#)	Percent of total options/SARSs granted to employees in fiscal 2006(1)
			Exercise or base price ($/Share)	Expiration Date
Name					5%	10%
Paul D. Engels Executive Vice President and Chief Marketing Officer	6,000	10.3%	$8.75	11/30/12	$21,373	$49,808
Dirk Bhagat Chief Technology Officer	9,000	15.5%	$8.75	11/30/12	$32,059	$74,711

(1)
We issued options to acquire a total of 58,040 shares of common stock to some of our officers and other employees during the fiscal year ended March 31, 2006.

(2)
The potential realizable value is computed based on the term of the option at the time of grant, which is 7 years. In accordance with rules prescribed by the SEC, we assume annual stock price appreciation rates of 5% and 10%. The foregoing rates are statutory and should not be interpreted as our expectation of our future stock price performance. We apply the 5% and 10% rate appreciation to the option price which we consider to be fair market value at the date of issue. The potential realizable value is determined by reference to the compounded value of the option after 7 years less the amount that will be paid at the time of exercise of the related options.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

        We are party to employment contracts providing for an annual salary of Cdn$225,000 to Mr. William Campbell, Cdn$225,000 to Mr. Colin Campbell, Cdn$181,750 to Mr. Mugan, Cdn$160,000 to Mr. Engels and Cdn$137,800 to Mr. Bhagat. The employment contracts for Mr. William Campbell and Mr. Colin Campbell expire on March 31, 2009 and the employment contracts for Mr. Mugan, Mr. Engels and Mr. Bhagat continue for an indefinite term. Mr. Mugan earned a one time bonus of Cdn$10,000 upon filing of this preliminary prospectus and will receive a bonus of $25,000 following the date that our shares are listed on a Canadian or American stock exchange. His annual salary will increase to Cdn$200,000 at the time of listing. Mr. Engels will receive a bonus of $20,000 following the date that our shares are listed on a Canadian or American stock exchange. Mr. Engels is also eligible to receive bonuses based upon both sales and earnings goals established by our board of directors. Mr. Bhagat is eligible to receive annual bonuses not to exceed 20% of his annual base salary.

        Pursuant to our agreements with each of Messrs. W. Campbell and C. Campbell, we may terminate the agreement without cause, by paying an amount equal to 2 weeks' salary multiplied by the number of years the executive was employed by us. With respect to our agreement with Mr. Mugan we may terminate this agreement without cause and without notice, provided that we pay an amount equal to 6 months' salary plus 1 month's salary for each year or partial year of his employment. With respect to our agreement with Mr. Engels we may terminate this agreement without cause and without notice, provided that we pay an amount equal to not less than 6 months salary plus an amount equal to two weeks' of salary for each year of employment. Mr. Engels is also entitled to commissions earned up to the date of termination, in the event we terminate the agreement. With respect to Mr. Bhagat in the event we terminate the agreement without cause, he shall be entitled to receive a payment equal to the greater of (i) 26 weeks' salary, and (ii) 2 weeks' salary multiplied by the number of years he was employed by us.

        Other than the payment of directors' fees as described above, we have no service contracts with any director or officer other than the management service agreement between us and John Nemanic, as described in "Director Compensation". There are no arrangements or agreements made or proposed to be made between us and any of our named executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of us or a change in the named executive officer's responsibilities following such change in control.

2006 Stock Option Plan

Purpose of the 2006 Plan and Eligible Participants

        Effective            , 2006, we adopted the 2006 Plan. The purpose of the 2006 Plan is to attract, retain and motivate persons of training, experience and leadership, and to advance the interests of Hostopia.com by providing participants with the opportunity to acquire an increased proprietary interest in Hostopia.com. Options may be granted our employees, directors, executive officers and consultants and those of our subsidiaries.

Administration

        The 2006 Plan is administered by the Compensation Committee which has the authority to, among other things: (a) establish policies and adopt rules and regulations for carrying out the purposes, provisions and administration of the 2006 Plan; (b) interpret and construe the 2006 Plan and to determine all questions arising out of the 2006 Plan or any option granted under the 2006 Plan; (c) determine the number of shares covered by each option; (d) make recommendations to the board of directors regarding the grant of options; (e) determine the exercise price of each option; (f) determine the time or times when options will be granted and exercisable; (g) determine if the shares which are issuable on the exercise of an option will be subject to any restrictions upon the exercise of such option; and (h) prescribe the form of the instruments relating to the grant, exercise and other terms of options.

Shares Subject to Option

        Shares of common stock reserved for issuance upon the exercise of options granted under the 2006 Plan may not exceed 10% of our issued and outstanding shares (which includes all shares of common stock reserved for issuance upon the exercise of all stock options granted under the 2000 Plan), from time to time. Options may be granted which would result in the aggregate number of shares reserved for issuance upon the exercise of all options granted under the 2006 Plan and the 2000 Plan exceeding 10% of the shares issued and outstanding. However, in no case shall options be granted if such grant could result in the number of our shares issued to insiders, within a one year period, and issuable to our insiders, at any time, under the 2006 Plan, 2000 Plan and any other future security based compensation arrangement in the aggregate exceeding 10% of our shares then issued and outstanding. If options are not exercised before the expiry date, shares of common stock reserved for issuance pursuant to the exercise of such options shall be available for the grant of future options. As of the closing of the offering,              shares of common stock

are available for issuance of future options grants (             shares if the underwriters exercise their over-allotment option in full).

Exercise Price

        The exercise price will be established by the Compensation Committee, but cannot be less than the market price of the common stock on the date the grant of the option is approved by the Compensation Committee. For the purposes of the 2006 Plan, the "market price" of the common stock on any date means the volume weighted average trading price of the common stock on the stock exchange where the majority of the trading volume and value of the common stock occurs for the five trading days immediately preceding such date. The volume weighted average trading price of the common stock is calculated by dividing the total value by the total volume of shares traded for the relevant period. In the event that the common stock is not listed on an exchange, the market price is determined by the Compensation Committee.

Term and Termination of Options

        The term of any stock option will not exceed 10 years, unless with respect to options granted under the 2006 Plan the option expires during or 10 business days after a self-imposed blackout period to which the holder of the option is subject, in which case the option may be exercised up to 10 business days after the lifting of the blackout period. All options and rights to purchase shares of common stock terminate 30 days following the participant ceasing to be a employee, director, executive officer or consultant. In the case of the permanent disability or retirement of the participant, the Compensation Committee may allow the participant to exercise the option to the extent that the participant was entitled to do so at the time of such permanent disability or retirement, at any time up to and including a date three months, in the case of retirement, and six months, in the case of permanent disability, following the date of such event or following the expiry time of the option, whichever is earlier. The representative of a participant who dies before the expiry of his or her options may exercise such options up to one year following the death of the participant.

Stock Appreciation Rights

        At the discretion of the board, any option granted under the 2006 Plan may have attached a number of stock appreciation rights (SARs) equal to the number of shares of common stock which are the subject of the option. SARs attaching to any option entitle the participant, at his or her discretion, to surrender to us the unexercised option and to receive in return such number of shares of common stock as determined by the difference between the value of a share of common stock at the date of the exercise of the SAR and the exercise price.

        The exercise of SARs will terminate the related option. Any unexercised SAR will terminate when the attached option is exercised or the option is surrendered, terminated or expires. A SAR is attached to the related option and is non-transferable and non-assignable except in connection with the transfer of the option in accordance with the provisions of the 2006 Plan.

Form of Option Instrument

        Options will be evidenced by a share option agreement, instrument or certificate in such form as the Compensation Committee may from time to time determine.

2000 Stock Option Plan

        Effective May 19, 2006, no further options will be granted under the 2000 Plan. However, all outstanding options under the 2000 Plan will continue to be governed by the terms and conditions of the 2000 Plan. As of May 31, 2006, options to purchase 845,260 shares of common stock at a weighted average exercise price of $3.55 per share were outstanding under the 2000 Plan.

        If an option granted under the 2000 Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the option become available for subsequent issuance under the 2006 Plan described above.

        In the event that there is a specified type of change in our capital structure, such as a dividend, consolidation or stock split, appropriate adjustments will be made to the number of shares issuable pursuant to the exercise of, and exercise price of, all outstanding options under the 2000 Plan. In the event of certain significant corporate transactions, such as a merger, reorganization or reclassification of the common stock, all outstanding options under the 2000 Plan may be substituted or adjusted, as applicable.

Limitation of Liability and Indemnification Matters

        As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care. Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by law.

        Section 102 of the Delaware General Corporation Law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors from the following:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

        Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our amended and restated certificate of incorporation does not affect a director's responsibilities under any other laws, such as the federal securities laws.

        Our amended and restated certificate of incorporation provides that we may indemnify our directors, officers, employees and agents to the fullest extent permitted by applicable law. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered into and expect to continue to enter into agreements to indemnify our directors, officers and other employees and agents as determined by our board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us pursuant to the following provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

        The limitation of liability and indemnification provisions in our amended certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit our stockholders and us. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or other agents in their capacity as such, where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock: (1) immediately prior to the consummation of this offering; and (2) as adjusted to reflect the sale of the shares of common stock in this offering by:

  •
  each person that is a beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all directors and named executive officers as a group; and

  •
  each selling stockholder.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on shares of our common stock outstanding as of the date of this prospectus, and shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Other than as specifically noted otherwise, the address of each individual listed in the table is c/o Hostopia.com Inc., 5915 Airport Road, 11th Floor, Mississauga, Ontario L4V 1T1.

 OPTIONS TO PURCHASE SECURITIES

        The following chart sets out, as of July 31, 2006, information regarding outstanding options granted to purchase shares in our common stock which have been granted to our directors, past directors, executive officers, past executive officers, employees, past employees and consultants.

Category	Year of Grant	Shares of Common Stock Issuable Under Options Granted (#)		Exercise Price Cdn ($)	Expiry Date
All our directors and past directors (9 in total)	2003 2001	25,000 9,600		3.75 2.75	August 31, 2010 November 30, 2008
	2001	39,600		2.75	February 29, 2008
	2000	248,400		2.75	May 31, 2007
All our executive officers and past executive officers (3 in total)	2005 2003	15,000 3,600		8.75 5.00	November 30, 2012 November 30, 2010
	2003	10,000		3.35	June 30, 2010
	2002	6,000		3.05	November 30, 2009
	2002	8,400		2.75	August 31, 2009
	2002	28,000		2.75	February 28, 2009
	2001	2,400		2.75	June 30, 2008
	2001	20,400		2.75	February 29, 2008
	2000	79,200		2.75	May 31, 2007
All our other employees or past employees (209 in total)	2006 2006	10,000 18,500		10.95 9.50	May 31, 2013 February 28, 2013
	2005	17,800		8.75	November 30, 2012
	2005	6,740		7.70	June 30, 2012
	2005	16,860		7.00	February 29, 2012
	2004	5,700		6.50	November 30, 2011
	2004	35,640		5.75	August 31, 2011
	2004	8,140		5.50	February 29, 2011
	2003	5,700		5.00	November 30, 2010
	2003	28,660		3.75	August 31, 2010
	2003	12,460		3.35	June 30, 2010
	2003	18,760		3.05	February 28, 2010
	2002	16,180		3.05	November 30, 2009
	2002	7,800		2.75	August 31, 2009
	2002	20,540		2.75	June 30, 2009
	2002	4,980		2.75	February 28, 2009
	2001	25,620		2.75	November 30, 2008
	2001	17,220		2.75	June 30, 2008
	2001	13,200		2.75	February 29, 2008
	2000	116,100		2.75	November 30, 2007
	2000	206,760		2.75	May 31, 2007
All our consultants (1 in total)	2004	10,000		6.50	November 30, 2011

Total		1,118,960	(1)

Notes:

(1)
Of the total options granted in respect of 1,118,960 underlying shares of common stock, options on 279,980 underlying shares in our common stock were forfeited, terminated or otherwise cancelled prior to July 31, 2006.

					Number of Shares Beneficially Owned After this Offering
	Number of Shares Beneficially Owned Prior to this Offering(1)		Number of Shares to be Sold in this Offering
Name and Address of Beneficial Owner
	Number	%(2)	Number	%	Number	%
John Nemanic(3)(4)	1,470,627	23.9
Colin Campbell(4)(5) 110 East Broward Blvd. Suite 1650 Fort Lauderdale, Florida 33301.	1,391,453	22.6
William Campbell(4)(6)	1,450,827	23.6
TELUS Corporation(7) 12 - 3777 Kingsway Burnaby, British Columbia V5H 3Z7	851,063	13.8
Michael Cytrynbaum(8)	16,666	*
Matthew George	—	—
Robert Kidd(9)	87,900	1.4
David McMahon	—	—
Christopher Scatliff(10)	87,900	1.4
Michael Mugan(11)	96,000	1.6
Paul Engels(12)	45,000	*
Dirk Bhagat(13)	23,200	*
Franc Nemanic(14)	290,000	4.7
Lillian Campbell(15)	99,574	1.6
Data Centurion Canada Inc.(16) 5915 Airport Road 1st Floor Mississauga, Ontario L4V 1T1	60,000	*

All directors and executive officers as a group (11 persons)	4,669,573	78.2

*
Represents beneficial ownership of less than one percent.

(1)
Unless otherwise indicated, the shares sold to the selling stockholders were issued directly by us pursuant to private equity financings.

(2)
The respective percentages of beneficial ownership of the common stock are based on 6,159,994 shares of common stock outstanding as of May 31, 2006 and assumes the conversion of all Series A Preferred shares and all options and warrants convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of May 31, 2006. Shares issuable pursuant the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

(3)
Includes 1,012,162 shares of common stock and 141,844 Series A Preferred shares convertible into common stock. Includes 39,600 shares of common stock issuable upon exercise of options. Also includes 277,021 shares of Series A Preferred stock convertible into common stock held by 1556706 Ontario Limited based on Mr. Nemanic's proportionate interest in 1556706 Ontario Limited.

(4)
Messrs. Nemanic, Colin Campbell and William Campbell control 1556706 Ontario Limited which owns 851,063 Series A Preferred shares convertible into common stock. 1556706 Ontario Limited is owned 32.55% by Mr. Nemanic, 27.90% by Mr. Colin Campbell, 32.55% by Mr. William Campbell and 7.0% by Ms. Lillian Campbell, the mother of Mr. Colin Campbell and Mr. William Campbell.

(5)
Includes 748,162 shares of common stock; 141,844 Series A Preferred shares convertible into common stock and 264,000 common shares owned by Mr. Campbell's spouse, Kimberly Clarke-Campbell. Also includes 237,447 shares of Series A Preferred stock convertible into common stock held by 1556706 Ontario Limited based on Mr. Campbell's proportionate interest in 1556706 Ontario Limited.

(6)
Includes 708,162 shares of common stock; 141,844 Series A Preferred shares convertible into common stock, 264,000 shares of common stock owned by The 1999 William Campbell Family Trust and 40,000 common shares owned by Mr. Campbell's spouse, Marie Campbell. Includes 19,800 shares of common stock issuable upon exercise of options. Also includes 277,021 shares of Series A Preferred stock convertible into common stock held by 1556706 Ontario Limited based on Mr. Campbell's proportionate interest in 1556706 Ontario Limited.

(7)
Includes 851,063 Series A Preferred shares convertible into common stock. Messrs. Mathew George and David McMahon represent TELUS Corporation on our board of directors.

(8)
Includes 16,666 shares of common stock issuable upon exercise of options.

(9)
Includes 44,400 shares of common stock issuable upon exercise of options. Also includes 43,500 shares of common stock owned by Location Research Company of Canada Limited, which is wholly owned by Mr. Kidd and his spouse, Elizabeth Kidd.

(10)
Includes 44,400 shares of common stock issuable upon exercise of options.

(11)
Includes 90,000 shares of common stock issuable upon exercise of options.

(12)
Includes 44,000 shares of common stock issuable upon exercise of options.

(13)
Includes 22,800 shares of common stock issuable upon exercise of options.

(14)
Mr. Franc Nemanic was President of Hostopia.com until November 18, 2005. Includes 90,000 shares of common stock issuable upon exercise of options.

(15)
Includes 59,574 shares of Series A Preferred stock convertible into common stock held by 1556706 Limited, based on Ms. Campbell's proportionate interest in 1556706 Ontario Limited.

(16)
Includes 60,000 shares of common stock issuable upon exercise of warrants. Data Centurion Canada Inc. is owned by Igor Nikolaichuk and Elana Nikolaichuk.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GeeksForLess Inc.

        We have entered into three agreements with GFL. Mr. Colin Campbell, Mr. William Campbell and Mr. John Nemanic, each of whom is a director and/or officer of Hostopia.com and holder of more than 5% of our outstanding shares of common stock, each hold 25% of the outstanding shares of GFL.

        In July 2005, we entered into a services agreement with GFL, for software programming services, technical support and technical services. Under this services agreement, we retain all intellectual property rights in or to the software or services provided by GFL, and GFL and its contractors agree to enter into intellectual property rights agreements in favor of Hostopia.com, regarding the treatment of confidential information, the ownership of intellectual property and the assignment of rights, prior to undertaking any work under the agreement. The initial term of the agreement is one year, and it automatically renews for additional one-year terms unless terminated. The agreement may be terminated by us at any time upon 30 days' written notice, by GFL at any time after June 30, 2010 upon 12 months' written notice, and by either party upon 21 days' written notice in the event of an uncured breach by the other party of its obligations under the agreement. This agreement with GFL stipulates fixed prices that will increase in 2007, 2008 and 2009 based upon the rate of inflation in Ukraine to a maximum of 10% per year. We paid GFL $813,866, including travel expenses, under this services agreement for the fiscal year ended March 31, 2006. We believe that the terms of this agreement are equivalent to terms we would have received in an agreement with an arm's length party.

        In February 2005, we entered into an agreement with GFL concerning the creation of Website templates by GFL. The Website templates are used by end-users to create Websites quickly and easily. This agreement stipulates that we jointly own such Website templates with GFL. By paying GFL a one-time template development fee for each template, we acquired a portion of GFL's ownership interest in the templates. Our ownership rights with respect to the Website templates are not restricted by, and survive termination of, this agreement. Each party to the agreement may use the Website templates independently of the other and may retain any revenues derived from such use without payment of additional fees or permission of the other party, with the exception that GFL must pay us a fee equal to 10% of the revenues they collect from the sale of the templates developed under this agreement to our customers during the term of the agreement and five years following its termination. This agreement has an indefinite term, but may be terminated by us at any time upon 30 days' written notice. GFL may terminate the agreement upon 30 days' written notice in the event of an uncured breach of our obligations under this agreement. We paid GFL an aggregate amount of $237,880 for these services for the fiscal year ended March 31, 2006. We believe that the terms of this agreement are equivalent to terms we would have received in an agreement with an arm's length party.

        In January 2005, we entered into an agreement with GFL concerning the creation of images intended for use in Websites. The agreement stipulates that we jointly own these images with GFL. Our ownership rights with respect to the images are not restricted by this agreement. Although some of the images were created by us, the majority of the images were produced by GFL. We and GFL are required to submit all images we provide to an image library that may be used by us and by GFL, with each party responsible for the expenses relating to the creation of those images. Each party to the agreement may license the images to a third party independently of the other and may retain any revenues derived from such licensing. Either party may terminate the agreement upon 30 days' written notice for any reason or in the event of an uncured breach by the other party of its obligations under the agreement. The term of this agreement is not defined, but it has a provision for automatic termination when 50,000 images exist within the image library. In addition, this agreement may be terminated by us at any time upon 30 days' written notice. No fees are payable by either party under this agreement.

TELUS Communications Company

        We have entered into an agreement with TELUS Communications Company (TELUS) to provide Web hosting and related services. We also have a number of service agreements with TELUS for the purchase of bandwidth, data center space and telephony services as described below. Prior to this offering, TELUS Corporation, an affiliate of TELUS, held 40% of the issued and outstanding shares of our Series A redeemable convertible preferred stock, which will automatically convert to shares of common stock on a one-for-one basis upon the closing of this offering. Consequently, TELUS Corporation will hold             shares of our common stock or            % following completion of the offering. Two of our directors, Mr. Mathew George and Mr. David McMahon are employees of TELUS or its affiliates.

        In March 2006, we entered into a services agreement with TELUS whereby we agreed to purchase or lease upgraded digital telephone line services. This agreement expires in December 2007. No payments were made to TELUS for these services for the fiscal year ended March 31, 2006.

        In April 2005, we entered into a services agreement with TELUS whereby we agreed to purchase or lease upgraded bandwidth services. This agreement expires in December 2007. We paid TELUS an aggregate amount of $15,236 for these services for the fiscal year ended March 31, 2006.

        In December 2004, we entered into a services agreement with TELUS whereby we agreed to purchase or lease bandwidth, data centre space, and telephone line services. This agreement expires in December 2007. We paid TELUS an aggregate amount of $542,876 for these services for the fiscal year ended March 31, 2006.

        In December 2004, we entered into a services agreement with TELUS whereby we agreed to purchase or lease long distance telephone services as well as upgraded bandwidth services and increased data centre space. This agreement expires in December 2007. We paid TELUS an aggregate amount of $157,326 for these services for the fiscal year ended March 31, 2006.

        In August 2001 we entered into a services agreement with TELUS with an initial term of three years whereby we agreed to provide them with Web hosting, electronic commerce, and e-mail solutions and other related services. Upon the expiry of the initial term, the agreement automatically renewed and will continue until notice of termination is provided. The agreement may be terminated by TELUS upon 30 days' notice, subject to payment by TELUS of an amount equal to one half of the average monthly billings for the prior six months multiplied by the number of months remaining in the term. The agreement may also be terminated by either party upon 60 days' notice at the end of the initial term or any renewal term. In addition, either party may terminate the agreement upon 30 days' written notice in the event of an uncured breach by the other party of its obligations under the agreement, or in the case of bankruptcy or insolvency proceedings being instituted with respect to the other party.

        We believe that the terms of these agreements are equivalent to terms we would have received in agreements with arm's length parties.

John Nemanic

        Mr. John Nemanic's compensation, until December 31, 2005, consisted of consulting fees paid in Canadian dollars to a business he owned. Commencing January 1, 2006 compensation was paid to him directly in U.S. dollars. The Canadian dollar portion of fees paid to him in fiscal 2006 was Cdn$104,344, in fiscal 2005 was Cdn$114,188, and in fiscal 2004 was Cdn$68,000.

Registration Rights Agreement

        In connection with TELUS Corporation's purchase of 851,063 shares of our Series A preferred stock, we and some of our stockholders, including the holders of our Series A preferred stock and some of the holders of our common stock (including TELUS), have entered into a registration rights agreement pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering, including those shares of common stock issuable upon the automatic conversion of the shares of Series A preferred stock upon the closing of this offering. For a further description of this agreement, see "Description of Capital Stock — Registration Rights Agreement."

DESCRIPTION OF CAPITAL STOCK

        The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock, and provisions of our amended and restated certificate of incorporation and our bylaws, all as will be in effect upon the closing of this offering. This description is only a summary and is qualified by reference to our amended and restated certificate of incorporation and bylaws. Our certificate of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of our common stock and preferred stock, as well as options and warrants to purchase our common stock, reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate.

        Our authorized capital is 40,000,000 shares, consisting of 30,000,000 shares of common stock having a par value of $0.0001 per share, and 10,000,000 shares of preferred stock, issuable in series, having a par value of $0.0001 per share. Prior to the date of this offering, Hostopia.com had 2,127,658 shares of Series A preferred stock. On the closing of this offering all such shares will have been automatically converted into 2,127,658 shares of common stock.

Common Stock

        Each share of common stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the board of directors. If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

Preferred Stock

        The preferred stock is issuable in one or more series without any further stockholder approval. Subject to our amended and restated certificate of incorporation, the board of directors is authorized to fix and alter the rights, preferences, privileges and restrictions granted to or imposed upon the shares of preferred stock of each series, as well as the number of shares constituting any such series and the designation thereof. The board of directors may also increase or decrease the authorized number of shares of any series prior or subsequent to the issue of that series, but not below the number of such series then outstanding. The rights, preferences, privileges and restrictions of any additional series may be subordinated to, equal with, or senior to any of those of any then existing series of preferred stock or common stock.

        The actual effect of the issuance of the preferred stock upon the rights of holders of common stock is unknown until our board of directors determines the specific rights of owners of a particular series of preferred stock. Depending upon the designation, rights, privileges, restrictions and conditions given to any series of preferred stock by the board of directors, the voting power, liquidation preference or other rights of holders of common stock could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our common stock. We have no plans to issue any shares of preferred stock.

Series A Preferred Stock

        Our Series A Preferred Stock was issued under an Amended Certificate of Designation of Preferred Stock filed with the Secretary of State of the State of Delaware on June 9, 2006 (the "Designation"). This description is only a summary of the Series A Preferred Stock, and it is qualified in its entirety by reference to the full text of the Designation. All shares of Series A Preferred Stock will automatically be converted into shares of common stock upon the closing of this offering.

Voting Rights

        Each holder of Series A Preferred Stock is be entitled to vote on all matters and to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of outstanding Preferred Stock could be converted pursuant to the Designation. As long as the holders of Series A Preferred Stock hold at least 340,000 shares, the holders of Series A Preferred Stock will be entitled to elect two directors to the board of directors. Additionally, certain transactions, such as the issuance of new stock ranking senior to the Series A Preferred Stock and the amendment of the certificate of incorporation, require the affirmative vote of the holders of 70% of the Series A Preferred Stock.

Dividend Rights

        Each issued and outstanding share of Series A Preferred Stock entitles the holder of record thereof to receive dividends thereon at the annual rate of 8% of the amount each such share is worth in the even of liquidation pursuant to the Designation. Dividends on the Series A Preferred Stock are not cumulative except that if we have not consummated a Qualified Offering prior to December 1, 2006, the dividends on the Series A Preferred Stock shall become cumulative after December 1, 2006.

Liquidation Rights

        In the event of a voluntary or involuntary liquidation, dissolution or winding up of Hostopia, before any payment is made or any assets distributed to the holders of shares of Common Stock, the holders of shares of Series A Preferred Stock are entitled to receive $2.35 per outstanding share of Series A Preferred Stock (the "Liquidation Preference"). After payment of the Liquidation Preference, the remaining assets available for distribution will be distributed ratably among the holders of the Series A Preferred Stock and the holders of Common Stock.

Conversion Rights

        Shares of Series A Preferred Stock may, at the option of the holder, be converted in whole or in part at any time into fully-paid and non-assessable shares of Common Stock. The rate at which such conversion may take place will originally be one-for-one, but the conversion rate may be adjusted from time to time pursuant to the Designation. All shares of Series A Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a qualified initial public offering.

Redemption

        If a qualified initial public offering does not occur by December 31, 2008, we will redeem, upon request by the holders of the Series A Preferred Stock, the shares of Series A Preferred Stock at a price calculated pursuant to the instructions in the Designation.

Registration Rights Agreements

        Under the terms of registration rights agreements with the holders of            shares of our common stock, we have granted to these holders rights to register such shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stock holders, the holders of these shares are entitled, under certain circumstances, to include in the registration statement, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than 3 occasions, and not more than once in any nine-month period, at any time beginning six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Warrants

        In July 2003, we issued warrants to purchase 60,000 shares of common stock to Data Centurion. The warrants may be exercised at a price of $3.20 per share at any time prior to 5:00 p.m. (Eastern time) on December 28, 2006. These warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants in the event of dividends of securities, cash or property (other than any dividends paid in the ordinary course), stock splits, reorganizations, rights offerings, reclassifications, mergers, certain sales or conveyances, and consolidations.

Stock Options

        As of May 31, 2006, options to purchase a total of 845,260 shares of our common stock were outstanding at a weighted average stock price of $3.55 per share. Options to purchase an additional             shares of common stock may be granted under the 2006 Plan (             shares of common stock if the underwriters exercise the over-allotment option in full).

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Anti-Takeover Effects of Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

  •
  provides that most provisions of our amended and restated certificate of incorporation cannot be amended without the affirmative vote of 66 2/3% of the outstanding voting stock of our Hostopia.com; and

  •
  provides that the bylaws may not be amended without the affirmative vote of 66 2/3% of the outstanding voting stock of Hostopia.com; and

  •
  provide that special meetings of our stockholders may be called only by our Chief Executive Officer and our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Equity Transfer and Trust Company at its principal office located at 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3.

UNDERWRITING

        Under the terms and subject to the conditions contained in the underwriting agreement dated            , 2006, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, and we and the selling stockholders have agreed to sell, the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
RBC Capital Markets Corporation

Total

        The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The shares of common stock will be offered in the United States through those underwriters who are registered to offer the shares for the sale in the United States, either directly or indirectly through their U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the underwriters. The shares of common stock will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the shares of common stock outside of the United States and Canada.

        The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent, including the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors and certain other stated events. The obligations of the underwriters under the terms of the underwriting agreement may be terminated at their discretion on the basis of their assessment of any material adverse change in our business, their assessment of the state of the financial markets and may also be terminated on the occurrence of certain other stated events. The underwriters will purchase all of the shares of our common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

Option to Purchase Additional Shares

        We have granted to the underwriters an option to purchase up to an aggregate of            shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions that we and the selling stockholders will pay to the underwriter. The underwriting discount is the difference between the initial price to the public and the amount the underwriters pay to purchase the shares of common stock from us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to

an additional            shares. The underwriting discounts and commissions equal            % of the public offering price.

	Per Share (Cdn$)	Without Exercise of Over-Allotment (Cdn$)	With Exercise of Over-Allotment (Cdn$)
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$
Proceeds before expenses to us	$	$	$
Proceeds to selling stockholders	$	$	$

        The underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of Cdn$            per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of Cdn$            per share to brokers and dealers.

        We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately Cdn$             million. We will pay all such expenses other than the underwriting discounts and commissions to be paid by the selling stockholders set out above.

Lock-Up Agreements

        Substantially all of our existing stockholders, holding             shares of common stock, have agreed with the underwriters not to sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering, except with the prior written consent of RBC Dominion Securities Inc. and RBC Capital Markets Corporation on behalf of the underwriters. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

Offering Price Determination

        Prior to the offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us, the selling stockholders and the underwriters. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be our historical performance, our future prospects and the future prospects of our industry in general, our capital structure, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies engaged in businesses and activities similar to ours.

        The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (Exchange Act):

  •
  Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        In accordance with policy statements of the Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase the shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the applicable stock exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or slowing a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the applicable stock exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's Website and any information contained in any other Website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and securities laws in the applicable provinces and territories of Canada, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Relationships

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        BlueGenesis has a revolving line of credit for which we are a guarantor in the amount of Cdn$1,000,000 with an affiliate of RBC Capital Markets Corporation. As a result of this revolving line of credit, we may be considered a "connected issuer" of RBC Capital Markets Corporation within the meaning of applicable Canadian securities legislation.

        We have granted this affiliate of RBC Capital Markets Corporation a general security interest over all of our present and after acquired personal property, in connection with the revolving line of credit. As of the date hereof, we are in compliance with the terms of the revolving line of credit and no amount has been drawn down under it. At this time, we do not intend to use any of the proceeds of this offering to repay any of the amounts that may be outstanding on closing under our revolving line of credit. See "Use of Proceeds". See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a description of our revolving line of credit.

        The decision to distribute the shares of common stock offered hereby and the details of the terms of the offering were made through negotiations between us, and the underwriters. The affiliate of RBC Capital Markets Corporation did not have any involvement in such decision or determination but has been advised of the terms of the offering. RBC Capital Markets Corporation and its affiliates will not receive any benefit in connection with the offering other than a portion of the commissions payable to the underwriters.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        Upon the closing of this offering, we expect to have a total of            outstanding shares of common stock, which includes the            shares of common stock sold by us in this offering. If the underwriters exercise their over-allotment in full, we expect to have            shares of common stock outstanding upon the closing of this offering.

        All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for "restricted" shares held by persons who may be deemed our "affiliates," as that term is defined under Rule 144 of the Securities Act. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.

        The common shares held by our existing shareholders are deemed "restricted securities" as that term is defined in Rule 144 under the Securities Act and will be deemed to be held by such shareholders for more than two years. These restricted securities may be sold in the public market by such shareholders only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.

Rule 144

        Affiliates will be permitted to sell shares of common stock that they purchase in this offering only through registration under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption available by complying with Rule 144 of the Securities Act. In general, under Rule 144 in effect as of the date of this prospectus, beginning 90 days after the date of this prospectus, an affiliate who has beneficially owned our shares of common stock for at least one year would be entitled to sell in brokers' transactions a number of such shares within any three-month period that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which is approximately            shares of common stock upon the closing of this offering; or

  •
  the average weekly trading volume of our shares of common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding each such sale, subject to certain restrictions.

        Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) under the Securities Act, as currently in effect, a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares of common stock proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares of common stock outstanding as of            , 2006, an aggregate of approximately            shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of this prospectus; however, substantially all of these shares are subject to agreements not to sell these shares for 180 days following the completion of this offering and will only become eligible for sale upon the expiration or termination of those agreements.

Rule 701

        Rule 701 under the Securities Act, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares of common stock under a written compensatory plan or contract (such as our 2000 Plan, now governed by our 2006 Plan) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares; however, substantially all of these shares are subject to agreements not to sell these shares for 180 days following the completion of this offering and will become eligible for sale upon the expiration or termination of those agreements.

Lock-up Agreements

        Substantially all of our existing securityholders, holding            shares of common stock, have agreed with the underwriters not to sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of closing of this offering, except with the prior written consent of RBC Dominion Securities Inc. and RBC Capital Markets Corporation on behalf of the underwriters.

Shares Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately            shares of common stock issuable, with respect to common stock to be granted, or otherwise, under our employee stock option plan. Currently, there are outstanding options to purchase 845,260 shares of common stock. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares of common stock issued upon the exercise of options or other stock-based awards after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Registration Rights

        Upon completion of this offering, the holders of an aggregate of 2,127,658 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to their shares. See "Description of Capital Stock — Registration Rights."

Warrants

        Upon completion of this offering, there will be warrants outstanding to purchase 60,000 shares of our common stock at $3.20 per share, which will expire on December 28, 2006.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of certain material U.S. federal income tax consequences to a Non-U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares of our common stock.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a Non-U.S. Holder as a result of the acquisition, ownership, and disposition of shares of our common stock. In addition, this summary does not take into account the individual facts and circumstances of any particular Non-U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of our common stock. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Non-U.S. Holder. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of shares of our common stock.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (IRS), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Registration Statement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

Non-U.S. Holders

        For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is other than (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of our common stock to Non-U.S. Holders that are subject to special provisions under the Code, including the following Non-U.S. Holders: (a) a Non-U.S. Holder that is a tax-exempt organization or governmental entity; (b) a Non-U.S. Holder that is a financial institution or insurance company; (c) a Non-U.S. Holder that is a dealer in securities or currencies or a Non-U.S. Holder that is a trader in securities that elects to apply a mark-to-market accounting method; (d) a Non-U.S. Holder that is liable for the alternative minimum tax under the Code; (e) a Non-U.S. Holder that owns shares of our common stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) a Non-U.S. Holder that acquired shares of our common stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) a Non-U.S. Holder that is a "controlled foreign corporation" under section 957(a) of the Code; (h) a Non-U.S. Holder that is a "passive foreign investment company" under section 1297(a) of the Code; (i) a Non-U.S. Holder that is a former citizen or long-term resident of the U.S. subject to section 877 of the Code; or (j) a Non-U.S. Holder that holds shares of our common stock other than as a capital asset within the meaning of section 1221 of the Code. Non-U.S. Holders that are subject to special provisions under the Code, including Non-U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of our common stock.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of our common stock.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

        This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to Non-U.S. Holders of the acquisition, ownership, and disposition of shares of our common stock. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of shares of our common stock.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Shares of Our Common Stock

Distributions on Shares of Our Common Stock

        A distribution by us, including a constructive distribution, with respect to the shares of our common stock will be treated as a dividend to the extent of our current or accumulated "earnings and profits." To the extent that a distribution exceeds our current and accumulated "earnings and profits," such distribution will be treated (a) first, as a tax-free return of capital to the extent of a Non-U.S. Holder's tax basis in the shares of our common stock and, (b) thereafter, as gain from the sale or exchange of such shares of our common stock. See "Disposition of Shares of Our Common Stock" below.

        Subject to the discussion below, a dividend paid by us to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or a reduced rate under an income tax treaty) on the gross amount of such dividend. We generally will be required to withhold this U.S. federal withholding tax upon the payment of a dividend to a Non-U.S. Holder. In order to obtain a reduced U.S. federal withholding tax rate under an income tax treaty with respect to a dividend paid by us, a Non-U.S. Holder generally must complete and deliver a Form W-8BEN to us. Each Non-U.S. Holder should consult its own tax advisor regarding the procedure for claiming a reduced U.S. federal withholding tax rate under an income tax treaty with respect to a dividend paid by us.

        A dividend paid by us to a Non-U.S. Holder that is effectively connected with the conduct of a trade or business within the U.S. by such Non-U.S. Holder (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base in the U.S. of such Non-U.S. Holder) will be subject to U.S. federal income tax on a net income basis at normal graduated U.S. federal income tax rates. In addition, such a dividend may also be subject to a 30% U.S. branch profits tax (or reduced U.S. branch profits tax rate under an income tax treaty) if the recipient Non-U.S. Holder is a corporation. Such a dividend generally will not be subject to the U.S. federal withholding tax discussed above, provided a Non-U.S. Holder completes and delivers a Form W-8ECI to us.

Disposition of Shares of Our Common Stock

        A Non-U.S. Holder will recognize gain or loss on the sale or other taxable disposition of shares of our common stock in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such Non-U.S. Holder's tax basis in the shares of our common stock sold or otherwise disposed of. Gain, if any, recognized by a Non-U.S. Holder on the sale or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax, except as discussed in the following paragraphs.

  •
  Gain recognized on the sale or other taxable disposition of shares of our common stock by a Non-U.S. Holder that is effectively connected with the conduct of a trade or business within the U.S. by such Non-U.S. Holder (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base in the U.S. of such Non-U.S. Holder) will be subject to U.S. federal income tax on a net income basis at normal graduated U.S. federal income tax rates. Preferential tax rates generally will apply to such effectively connected long-term capital gains of a Non-U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a Non-U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. In addition, such gain may also be subject to a 30% U.S. branch profits tax (or reduced U.S. branch profits tax rate under an income tax treaty) if the Non-U.S. Holder is a corporation.

  •
  Gain recognized on the sale or other taxable disposition of shares of our common stock by a Non-U.S. Holder who is an individual and who is present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition of the shares of our common stock (and who satisfies certain other conditions) will be subject U.S. federal income tax at a rate of 30%, which gain generally may be offset by U.S. source capital losses.

  •
  Subject to certain exceptions, gain recognized on the sale or other taxable disposition of shares of our common stock by a Non-U.S. Holder will be subject to U.S. federal income tax on a net income basis at normal graduated U.S. federal income tax rates if we qualify as a "United States real property holding corporation" under section 897(c) of the Code (a "USRPHC") at any time during the 5-year period ending on the date of the sale or other taxable disposition of the shares of our common stock (or the Non-U.S. Holder's holding period for the shares of our common stock, if shorter). We generally will be a USRPHC if the fair market value of our "United States real property interests" as defined in section 897(c) of the Code (USRPIs) equals or exceeds 50% of the aggregate fair market value of (a) our USRPIs, (b) our interests in foreign real property, and (c) our other assets that are used or held for use in a trade or business. We do not believe that we currently are a USRPHC and we do not expect that we will become a USRPHC. Each Non-U.S. Holder should consult its own tax advisor regarding our potential qualification as a USRPHC.

Information Reporting; Backup Withholding Tax

        We generally will be required to report certain information to the IRS upon the payment of a dividend to a Non-U.S. Holder (regardless of whether any withholding of tax was required by us). Copies of these information returns also may be made available under the provisions of a specific income tax treaty with the country in which the Non-U.S. Holder is a resident. Dividends paid by us to a Non-U.S. Holder generally will be subject to U.S. backup withholding tax at the rate of 28%, unless a Non-U.S. Holder certifies its non-U.S. status (generally on Form W-8BEN) or otherwise establishes an exemption.

        The payment of proceeds from the sale or other taxable disposition of shares of our common stock effected by or through a U.S. office of a broker (whether U.S. or foreign) generally will be subject to information reporting to the IRS and U.S. backup withholding tax at the rate of 28%, unless a Non-U.S. Holder certifies its non-U.S. status (generally on Form W-8BEN) or otherwise establishes an exemption. The payment of proceeds from the sale or other taxable disposition of shares of our common stock effected by or through a foreign office of a foreign broker generally will not be subject to information reporting to the IRS or U.S. backup withholding tax. The payment of proceeds from the sale or other taxable disposition of shares of our common stock effected by or through a foreign office of broker generally will be subject to information reporting to the IRS (but not U.S. backup withholding tax) if such broker is (a) a U.S. person, (b) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business within the U.S., (c) a "controlled foreign corporation" under section 957(a) of the Code, or (d) a foreign partnership at least 50% of the capital or profits interest in which is owned by U.S. persons or that is engaged in a trade or business within the U.S., unless such broker has documentary evidence of a Non-U.S. Holder's non-U.S. status or the Non-U.S. Holder otherwise establishes an exemption.

        Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a Non-U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such Non-U.S. Holder furnishes required information to the IRS. Each Non-U.S. Holder should consult its own tax advisor regarding the information reporting and U.S. backup withholding tax rules.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP. Certain matters regarding Canadian law will be passed upon for us by Gowling Lafleur Henderson LLP, and for the underwriters by Cassels Brock & Blackwell LLP.

EXPERTS

        The consolidated financial statements for the years ended March 31, 2006, 2005 and 2004 included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed with the registration statement may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hostopia.com Inc.

        We have audited the accompanying consolidated balance sheets of Hostopia.com Inc. as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hostopia.com Inc. as of March 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
June 26, 2006, except as to note 15(d)
which is as of August 11, 2006

HOSTOPIA.COM INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)
March 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$3,038,217	$1,897,230
Trade accounts receivable, net of allowance for doubtful accounts of $48,650 (2005 — $54,316)	1,568,103	625,087
Deferred tax assets (note 7)	83,000	70,000
Prepaid expenses	268,969	223,289

Total current assets	4,958,289	2,815,606
Property and equipment, net of accumulated amortization of $4,273,828 (2005 — $2,810,338) (note 3)	3,173,715	2,376,268
Other assets	60,699	23,308
Intangible assets, net of accumulated amortization of $842,272 (2005 — $510,030) (note 4)	1,608,605	596,423
Deferred tax assets (note 7)	481,000	1,108,000

Total assets	$10,282,308	$6,919,605

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$272,456	$281,272
Accrued liabilities	511,525	393,175
Payroll and other taxes payable	25,881	32,262
Income taxes payable	155,000	—
Current portion of deferred lease inducements (note 12)	79,900	29,443
Deferred revenue	923,206	588,795
Current portion of long-term liability (note 2(a))	260,000	—

Total current liabilities	2,227,968	1,324,947
Deferred lease inducements (note 12)	298,538	105,503
Long-term liability (note 2(a))	243,639	—

Total liabilities	2,770,145	1,430,450
Series A redeemable, convertible preferred shares (note 8):
Authorized:
10,000,000 Series A redeemable, convertible preferred shares
Issued and outstanding:
2,127,658 Series A shares, redeemable at $2.35 per share	5,170,448	5,055,656
Stockholders' equity:
Capital stock (note 9):
Authorized:
30,000,000 common shares, par value $0.0001
Issued and outstanding:
4,032,336 common shares	216,362	216,362
Additional paid-in capital	3,384,339	3,499,131
Deferred stock-based compensation	(26,179)	(46,135)
Accumulated other comprehensive loss	(43,881)	(43,881)
Deficit	(1,188,926)	(3,191,978)

Total stockholders' equity	2,341,715	433,499
Commitments, contingencies and guarantees (note 13)
Subsequent events (note 15)

Total liabilities and stockholders' equity	$10,282,308	$6,919,605

On behalf of the Board:

/S/ COLIN CAMPBELL Director	/S/ ROBERT KIDD Director

See accompanying notes to consolidated financial statements.

HOSTOPIA.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars, except per share amounts)
Years ended March 31, 2006, 2005 and 2004

	2006	2005	2004
Revenues:
Webhosting and applications services	$17,295,329	$13,351,322	$8,268,710
Other services	661,578	953,147	621,411

Total revenues	17,956,907	14,304,469	8,890,121
Cost of revenues:
Webhosting and application services	1,756,263	1,945,516	1,596,295
Other services	246,353	397,168	229,757

Total cost of revenues	2,002,616	2,342,684	1,826,052

	15,954,291	11,961,785	7,064,069
Expenses:
Sales and marketing, including stock-based compensation of $19,956 (2005 — $24,118; 2004 — $33,440)	3,898,904	3,012,065	2,269,062
Research and development	2,107,626	2,167,822	1,379,827
Project management	1,393,215	826,469	585,008
Technical support	2,258,511	1,518,443	784,137
General and administrative	1,451,251	1,149,621	1,277,481
Amortization of intangible assets	332,242	265,117	232,914
Amortization of property and equipment	1,463,490	969,148	657,897

	12,905,239	9,908,685	7,186,326

Income (loss) before the undernoted	3,049,052	2,053,100	(122,257)
Interest income	27,566	6,023	1,965
Interest expense	(4,566)	(21,326)	(24,097)

Income (loss) before income taxes	3,072,052	2,037,797	(144,389)
Income taxes (recovery) (note 7):
Current	455,000	777,058	—
Deferred	614,000	(1,955,058)	—

	1,069,000	(1,178,000)	—

Net income (loss)	$2,003,052	$3,215,797	$(144,389)

Net income (loss) per share (note 11):
Basic	$0.47	$0.77	$(0.06)
Diluted	0.28	0.47	(0.06)

Weighted average number of common shares outstanding:
Basic	4,032,336	4,032,336	4,008,704
Diluted	6,683,836	6,577,829	4,008,704

See accompanying notes to consolidated financial statements.

HOSTOPIA.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Expressed in U.S. dollars)
Years ended March 31, 2006, 2005 and 2004

	Capital stock
					Accumulated other comprehensive loss		Total stockholders' equity (deficiency)
			Additional paid-in capital	Deferred stock-based compensation
	Number	Amount				Deficit
Balance, March 31, 2003	4,002,485	96,608	$3,162,345	$(31,743)	$(43,881)	$(6,263,386)	$(3,080,057)
Stock-based compensation (note 9(b))	—	—	25,050	(25,050)	—	—	—
Amortization of stock-based compensation	—	—	—	33,440	—	—	33,440
Issuance of warrants on acquisition of customer list (note 2)	—	—	102,000	—	—	—	102,000
Issuance of warrants to customers (note 9(a))	—	—	405,000	—	—	—	405,000
Issuance of common shares on exercise of warrants (note 9(a))	29,851	119,754	(19,754)	—	—	—	100,000
Present value of future dividends on preferred shares (note 8)	—	—	(110,026)	—	—	—	(110,026)
Net loss	—	—	—	—	—	(144,389)	(144,389)

Balance, March 31, 2004	4,032,336	216,362	3,564,615	(23,353)	(43,881)	(6,407,775)	(2,694,032)
Stock-based compensation (note 9(b))	—	—	46,900	(46,900)	—	—	—
Amortization of stock-based compensation	—	—	—	24,118	—	—	24,118
Present value of future dividends on preferred shares (note 8)	—	—	(112,384)	—	—	—	(112,384)
Net income	—	—	—	—	—	3,215,797	3,215,797

Balance, March 31, 2005	4,032,336	216,362	3,499,131	(46,135)	(43,881)	(3,191,978)	433,499
Amortization of stock-based compensation	—	—	—	19,956	—	—	19,956
Present value of future dividends on preferred shares (note 8)	—	—	(114,792)	—	—	—	(114,792)
Net income	—	—	—	—	—	2,003,052	2,003,052

Balance, March 31, 2006	4,032,336	$216,362	$3,384,339	$(26,179)	$(43,881)	$(1,188,926)	$2,341,715

See accompanying notes to consolidated financial statements.

HOSTOPIA.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)
Years ended March 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income (loss)	$2,003,052	$3,215,797	$(144,389)
Items which do not involve cash:
Amortization	1,795,732	1,234,265	890,811
Stock-based compensation	19,956	24,118	33,440
Warrant issue expense included in general and administration	—	—	405,000
Non-cash interest	—	21,326	24,097
Deferred income taxes	614,000	(1,178,000)	—
Deferred lease inducements	63,492	(29,443)	(29,443)
Change in operating assets and liabilities:
Trade accounts receivable	(1,098,741)	(144,709)	(271,030)
Prepaid expenses	(17,821)	(94,016)	50,746
Increase in other assets	(36,542)	—	—
Accounts payable	(17,259)	(152,534)	267,975
Accrued liabilities	108,412	(82,357)	184,507
Payroll taxes and other taxes payable	(10,535)	4,660	(9,291)
Income taxes payable	155,000	—	—
Deferred revenue	78,163	88,371	95,868

Cash flows from operating activities	3,656,909	2,907,478	1,498,291
Cash flows from financing activities:
Issue of common shares	—	—	100,000
Repayment of long-term liabilities	(38,864)	(308,793)	—

Cash flows from (used in) financing activities	(38,864)	(308,793)	100,000
Cash flows from investing activities:
Acquisition of property and equipment	(2,080,937)	(1,824,680)	(998,655)
Acquisition of customer lists (note 2)	(151,400)	(220,556)	(239,826)
Acquisition of intellectual property	(240,454)	(111,424)	(17,735)

Cash flows used in investing activities	(2,472,791)	(2,156,660)	(1,256,216)
Effect of currency translation on cash balances	(4,267)	34,821	33,246

Increase in cash and cash equivalents	1,140,987	476,846	375,321
Cash and cash equivalents, beginning of year	1,897,230	1,420,384	1,045,063

Cash and cash equivalents, end of year	$3,038,217	$1,897,230	$1,420,384

Supplemental cash flow information:
Interest paid	$4,566	$—	$101
Income taxes paid	300,000	—	—

See accompanying notes to consolidated financial statements.

HOSTOPIA.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)
Years ended March 31, 2006, 2005 and 2004

Hostopia.com Inc. (the "Company") was incorporated in the State of Delaware and has developed application software for webhosting and applications services, e-mail and e-commerce that is marketed to users via the Internet.

1.     SIGNIFICANT ACCOUNTING POLICIES:

  (a)
  Basis of presentation:

    These consolidated financial statements include the accounts of the Company and its subsidiaries, BlueGenesis.com Corp. and Internet Names for Business Inc., which are wholly owned. All material intercompany accounts and transactions and balances have been eliminated.

    These consolidated financial statements are stated in U.S. dollars. They have been prepared in accordance with accounting principles generally accepted in the United States of America.

  (b)
  Revenue recognition:

    The Company's revenue is derived from webhosting and applications services, Internet private label domain name registration and services.

    Webhosting and applications services revenue consists of fixed fees earned and recognized on a monthly basis by leasing server space and web services to companies and individuals wishing to have a web or e-commerce presence. Incremental fees for excess bandwidth usage or data storage are billed and recognized as revenue in the period customers utilize such services. Up-front set-up fees are deferred and recognized in income on a straight-line basis over the term of the underlying service contract.

    Other services revenue consists of registration fees and other service income. Registration fees charged to end-users for domain name registration services are recognized upon registration of the domain name. End-users typically pay for domain registrations with credit cards. A provision for chargebacks from credit card carriers is included in accrued liabilities and deducted from gross registration fees. Service revenue is earned and recognized as revenue on a time and materials basis as the services are provided.

    Fees that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are presented as deferred revenue on the Company's consolidated balance sheets.

  (c)
  Cash and cash equivalents:

    Cash and cash equivalents include highly liquid instruments with an original maturity of less than 90 days. The carrying amount of cash equivalents is stated at cost which approximates its fair value.

  (d)
  Allowance for doubtful accounts:

    The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company conducts on-going credit evaluations of its customers' payment history and current credit worthiness. The allowance is maintained for 100% of all accounts deemed to be uncollectible and, for those receivables not specifically identified as uncollectible, an allowance is maintained for a specific percentage of those receivables based upon the aging accounts, the Company's historical collection experience and current economic expectations.

  (e)
  Property and equipment:

    Property and equipment are recorded at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the following estimated useful lives:

Computer hardware and software	3 years
Furniture and fixtures	3 - 5 years
Leasehold improvements	Lesser of term of lease or estimated useful life
  (f)
  Intangible assets:

    Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

Customer lists	3 - 5 years
Intellectual property	3 years

  (g)
  Impairment of long-lived assets:

    Long-lived assets, including property and equipment and intangible assets with finite lives, are amortized over their useful lives. The Company periodically reviews the useful lives and the carrying values of its long-lived assets for continued appropriateness. The Company performs an impairment assessment of long-lived assets held for use whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows from the use and eventual disposition of the asset group is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset group exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

  (h)
  Prepaid expenses:

    Included in prepaid expenses is the cost of domain names, tradeshows and insurance which is paid for in advance.

  (i)
  Lease inducements:

    Lease inducements are deferred and amortized against rent expense on a straight-line basis over the term of the applicable lease.

  (j)
  Functional currency:

    The U.S. dollar is the functional currency of the Company and of its subsidiaries as the majority of their revenues and expenditures are denominated in U.S. dollars. In addition, the Company's financing is primarily denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the result of operations in the year in which they are incurred.

  (k)
  Research and development costs:

    Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product has substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

  (l)
  Stock-based compensation:

    The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25. Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price. Deferred stock-based compensation is amortized over the vesting period of the individual options in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 44. The Company has provided the pro forma disclosures required by FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.

    The table below sets out the pro forma amounts of net income (loss) and net income (loss) per share that would have resulted if the Company had accounted for its employee stock plans under the fair value recognition provisions of Statement 123:

	2006	2005	2004
Net income (loss), as reported	$2,003,052	$3,215,797	$(144,389)
Cumulative dividends on redeemable, convertible preferred shares	(114,792)	(112,384)	(110,026)

Basic and diluted net income (loss)	1,888,260	3,103,413	(254,415)
Stock-based compensation expense	(126,506)	(121,202)	(152,206)

Pro forma net income (loss)	$1,761,754	$2,982,211	$(406,621)

Net income (loss) per share — basic:
As reported	$0.47	$0.77	$(0.06)
Pro forma	0.44	0.74	(0.10)
Net income (loss) per share — diluted:
As reported	0.28	0.47	(0.06)
Pro forma	0.26	0.45	(0.10)

    The estimated fair value of options is amortized over the vesting period, on a straight-line basis, and is determined using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Risk-free rate	2.75%-3.75%	4.0%-4.4%	3.9%-5.3%
Expected option life	7 years	7 years	7 years
Dividend yield	—	—	—
Weighted average grant date fair value of option granted	$3.45	$3.15	$2.95
Volatility factor	75%	80%	69.5%-95.6%
  (m)
  Net income (loss) per share:

    Basic net income (loss) per share is calculated using the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share is calculated using the weighted average number of common shares plus the dilutive potential common shares outstanding during the year. Anti-dilutive potential common shares are excluded. Potential common shares consist of stock options (note 10) and warrants issued (note 2(b)), for which the potential dilutive effect is computed using the treasury stock method, and redeemable convertible preferred shares (note 8).

  (n)
  Income taxes:

    The Company provides for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. A valuation allowance is recorded to reduce deferred income tax assets to an amount, in the opinion of management, that is more likely than not to be realized. Management considers factors, such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies and other factors in the determination of the valuation allowance. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the year that includes the enactment date.

  (o)
  Financial instruments and concentration of credit risk:

    The carrying values of cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities and payroll and other taxes payable approximate their fair values due to their short-term nature.

    The fair value of the long-term liability approximates its carrying value as it has been discounted at a market interest rate.

    Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs periodic credit evaluations of the financial condition of its customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers. As at March 31, 2006, four customers had a balance greater than 10% of the Company's total accounts receivable, totalling 71%. As at March 31, 2005, two customers had a balance greater than 10% of the Company's total accounts receivable, totalling 51%.

  (p)
  Use of estimates:

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangible assets, valuation of allowances for accounts receivable and deferred income taxes. Actual results could differ from those estimates.

  (q)
  Asset retirement obligations:

    The Company accounts for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the Company incurs the obligation. The Company did not have any asset retirement obligations in 2006, 2005 or 2004.

  (r)
  Guarantees:

    The Company accounts for guarantees in accordance with FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, which requires certain disclosures of obligations under guarantees and the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee.

  (s)
  Consolidation of variable interest entities:

    The Company accounts for variable interest entities in accordance with FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised ("FIN 46R"). FIN 46R addresses the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The Company held no interest in any entities subject to control on a basis other than ownership of voting interests in 2006, 2005 or 2004.

  (t)
  Comprehensive income:

    Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. During each of the years in the three-year period ended March 31, 2006, comprehensive income was equal to the net income (loss).

  (u)
  Recent accounting pronouncements not yet adopted:

  (i)
  Exchange of non-monetary assets:

    In December 2004, the FASB issued Statement No. 153, Exchange of Non-Monetary Assets — an Amendment of APB Opinion 29 ("Statement 153"). Accounting Principles Board Opinion No. 29 ("APB 29") is based on the principle that exchanges of non-monetary assets generally should be measured based on the fair value of assets exchanged, except in certain circumstances. Statement 153 amends APB 29 to eliminate the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005 and will be applied prospectively. The Company does not expect that this standard will have a material impact on its consolidated financial statements.

    (ii)
    Share-based payments:

    In December 2004, the FASB issued Statement No. 123R, Share-Based Payments ("Statement 123R"). The new Statement is effective for fiscal years beginning on or after June 15, 2005. Statement 123R addresses the accounting for transactions in which an enterprise receives services in exchange for: (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for share-based compensation transactions using APB 25 and requires that such transactions be accounted for using a fair value-based method. As required by Statement 123R, the Company will be required to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and compensatory employee stock purchase plans. The new rules will be effective for the Company beginning April 1, 2006. The Company is currently evaluating option valuation methodologies and assumptions in light of the evolving accounting standards related to share-based payments and also the impact of other aspects of Statement 123R, including transitional adoption alternatives.

    In March 2005, the Securities and Exchange Commission ("SEC") released SEC Staff Accounting Bulletin No. 107, Share-Based Payment ("SAB 107"). SAB 107 provides the SEC staff position regarding the application of Statement 123R. SAB 107 contains interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently evaluating SAB 107 and will be incorporating it as part of its adoption of Statement 123R.

    (iii)
    Accounting changes and error corrections:

    In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 ("APB 20") and FASB Statement No. 3 ("Statement 154"). Statement 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. In addition, Statement 154 requires that a change in depreciation method be accounted for as a change in estimate, not as a change in accounting principle, as previously required by APB 20. However, a change in depreciation methods must continue to be justified by its preferability and related disclosures must be provided. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The impact that the adoption of Statement 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

2.     ASSET ACQUISITIONS:

  (a)
  On January 31, 2006, the Company entered into an agreement to purchase a customer list from one of its customers for $1,132,000 and assume the liability for future services. The Company paid $151,400 on closing.

    Future payments to be applied against the purchase price will be determined as a percentage of actual webhosting revenue generated by the purchased accounts as follows: the Company will pay out 37.5% of collected revenue from the customer during the first six months following closing, 25.0% for the following six months, and 12.5% thereafter, until such time as the total payments equal the purchase price.

    After deducting the value of the account receivable owed from the customer and the liability for future services assumed associated with the hosted accounts, the remaining amount of $570,533 has been recorded as a non-interest bearing liability. This amount has, therefore, been discounted at the rate of 5% per annum. Accordingly, the value of the customer list and the long-term liability has been reduced by $28,030, being the estimated interest over the expected two-year life of the long-term liability. This amount is accreted as interest expense over the expected two-year life of the long-term liability.

    At March 31, 2006, the remaining liability is as follows:

Total	$503,639
Less current portion	260,000

$243,639

    The customer list is being amortized on a straight-line basis over its three-year estimated useful life commencing February 1, 2006.

Purchase price:
Customer list	$1,103,970
Liability for future services	(243,468)

$860,502

Consideration given:
Cash	$151,400
Trade receivables	166,599
Long-term liability	542,503

$860,502

  (b)
  On June 11, 2003, the Company entered into an agreement with one of its customers to purchase its customer list and certain capital assets for a minimum purchase price equal to $711,924, plus the issuance of warrants to purchase 60,000 common shares at $3.20 per share. The warrants will expire on December 28, 2006.

    The Company paid 20% of the minimum purchase price on closing which was partly satisfied by the liquidation of all amounts owed by the customer and the assumed liability for future services. The Company agreed to pay 50% of the gross revenue derived from the customer list for the next two years and 40% in the third year. In the event the initial deposit and subsequent payments do not equal the minimum purchase price of $711,924, the Company will pay 40% of subsequent revenue until such time as total payments equal the minimum purchase price.

    The difference between the minimum purchase price of $711,924 and payments made during the year is recorded as a liability and is non-interest bearing. This amount has, therefore, been discounted at the rate of 7% per annum. Accordingly, the value of the customer list and the long-term liability has been reduced by $54,056, being the estimated interest over the expected three-year life of the long-term liability. This amount is accreted as interest expense over the expected three-year life of the long-term liability.

Purchase price (excluding contingent consideration):
Computer hardware and software	$46,526
Customer list	713,342
Liability for future services	(51,590)

$708,278

Consideration given:
Trade accounts receivable	$103,082
Long-term liability	515,483
Warrants included in paid-in capital	102,000
Cash receivable from vendor on closing	(12,287)

$708,278

    The customer list is being amortized on a straight-line basis over a three-year period.

    In March 2005, the Company paid $260,000 in full satisfaction of the remaining obligation. After discharging the remaining long-term liability and interest payable totalling $39,444, $220,556 was applied to the customer list.

3.     PROPERTY AND EQUIPMENT:

2006	Cost	Accumulated amortization	Net book value
Computer hardware and software	$6,293,008	$3,626,400	$2,666,608
Furniture and fixtures	659,635	457,948	201,687
Leasehold improvements	494,900	189,480	305,420

	$7,447,543	$4,273,828	$3,173,715

2005	Cost	Accumulated amortization	Net book value
Computer hardware and software	$4,345,551	$2,460,452	$1,885,099
Furniture and fixtures	543,821	229,084	314,737
Leasehold improvements	297,234	120,802	176,432

	$5,186,606	$2,810,338	$2,376,268

4.     INTANGIBLE ASSETS:

2006	Cost	Accumulated amortization	Net book value
Customer lists	$2,037,868	$677,742	$1,360,126
Intellectual property	413,009	164,530	248,479

	$2,450,877	$842,272	$1,608,605

2005	Cost	Accumulated amortization	Net book value
Customer lists	$933,898	$455,086	$478,812
Intellectual property	172,555	54,944	117,611

	$1,106,453	$510,030	$596,423

  The following table shows the estimated amortization expense for each of the next five years, assuming no further additions to acquired intangible assets are made:

2007	$642,959
2008	628,763
2009	336,883
2010	—
2011	—

$1,608,605

5.     CREDIT FACILITY:

  The Company has obtained a revolving demand operating line of credit of Cdn. $1,000,000, bearing interest at Canadian prime plus 1.5% from a Canadian chartered bank. This facility is secured by a General Security Agreement on the assets of the Company and is subject to certain financial and non-financial covenants, the most significant of which include current ratio, tangible net worth and leverage ratio. There are no borrowings under this facility at March 31, 2006.

6.     RELATED PARTY TRANSACTIONS:

  The Company completed transactions with one of its stockholders in the normal course of operations. The transactions have been recorded at the exchange amount, representing the amount of consideration established and agreed to by the related parties as set out below. In addition, the Company has a commitment to purchase future services from the stockholder, as described in note 13.

  In March 2005, the Company's principal stockholders purchased a majority interest in a supplier of templates, images and outsourced operations to the Company (the "Supplier"). Templates and images purchased by the Company are recorded as intellectual property and amortized over their estimated useful lives (note 4). The Company and the Supplier have entered into an agreement, whereby each company is obligated to jointly develop images for use in the business of the Company and for sale to others. The transactions have been recorded at the exchange amount, representing the amount of consideration established and agreed to by the related parties, as set out below. The Company will earn a 10% commission on sales of these images by the Supplier to the Company's customer base. Each company has indemnified the other for losses on claims against either company.

  Aggregate related party transactions and balances are as follows:

	2006	2005
Balance sheets
Accounts receivable	$26,654	$—
Accounts payable	17,990	67,412

	2006	2005	2004
Statements of operations
Webhosting and applications services revenue	$1,890,339	$1,640,124	$1,319,459
Bandwidth	592,996	821,272	700,544
Outsourced services	890,152	406,260	99,810
Telephone services	119,980	120,099	52,941

7.     INCOME TAXES:

  The provision for income taxes differs from the amount computed by applying the statutory income tax rates to net income (loss) before income taxes. The sources and tax effects of the differences are as follows:

	2006	2005	2004
Income (loss) before provision for income taxes	$3,072,052	$2,037,797	$(144,389)

Basic rate applied to income (loss) before provision for income taxes	$1,156,013	$766,824	$(53,453)
Non-deductible amounts	24,259	10,234	175,453
Increase (decrease) in valuation allowance	—	(1,955,058)	55,000
Unrecognized benefit of net operating loss carried forward	—	—	(177,000)
Other	(111,272)	—	—

Deferred income taxes (recovery)	$1,069,000	$(1,178,000)	$—

  Income tax expense attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2006:
U.S. federal	$408,000	$550,578	$958,578
State and local	47,000	63,422	110,422

	$455,000	$614,000	$1,069,000

Year ended December 31, 2005:
U.S. federal	$701,539	$(1,765,055)	$(1,063,516)
State and local	75,519	(190,003)	(114,484)

	$777,058	$(1,955,058)	$(1,178,000)

  Pre-tax income from foreign operations was $1,877,635, $112,665 and $1,981,394 for the years ended March 31, 2006, 2005 and 2004, respectively.

  Significant components of the Company's deferred tax assets are as follows:

	2006	2005
Net benefit of operating losses carried forward	$—	$690,000
Property and equipment	320,000	294,000
Intellectual property	161,000	124,000
Other	83,000	70,000

Deferred tax assets	$564,000	$1,178,000

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. In order to fully realize the net deferred tax asset recognized at March 31, 2006, the Company will need to generate future taxable income in the appropriate jurisdictions of approximately $1,600,000. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

  The Company does not have any non-capital losses at March 31, 2006.

8.     REDEEMABLE, CONVERTIBLE PREFERRED SHARES:

	2006	2005
Authorized:
10,000,000 Series A redeemable, convertible preferred shares
Issued:
2,127,658 Series A redeemable, convertible preferred shares	$5,170,448	$5,055,656

  In December 2001, the Company issued 851,063 Series A redeemable, convertible preferred shares for proceeds of $2,000,000, and incurred share issuance costs of $301,046, resulting in net proceeds of $1,698,954. An additional 1,276,595 Series A redeemable, convertible preferred shares were issued on conversion of stockholders' advances and loans payable of $3,000,000.

  The holders of the redeemable preferred shares are entitled to receive dividends, when declared by the Board of Directors of the Company, at the annual rate of 8%. Dividends on the Series A preferred shares shall not be cumulative, except that if the Company has not consummated a Qualified Liquidity Event, as defined, prior to December 1, 2006, the dividends shall become cumulative after December 1, 2006. To date, there have been no dividends paid or declared by the Company.

  The holders of the redeemable, convertible preferred shares are entitled to the number of votes equal to the number of common shares into which the shares are then convertible and are entitled to elect two directors to the Board of Directors of the Company. The holders of Series A preferred shares may require the Company to redeem the outstanding shares if there has not been a Qualified Liquidity Event on or before December 31, 2008. Upon redemption, the holders of the redeemable, convertible preferred shares would receive proceeds equal to $2.35 per share plus all unpaid cumulative dividends. In the event that the holder requests redemption and the Company fails to redeem such shares, the conversion rate shall increase by 10% at the end of each three-month period.

  The preferred shares are convertible into common shares at the option of the holder at any time, on a one-for-one basis. Upon the completion of a Qualified Liquidity Event, the convertible preferred shares automatically convert into common shares. The Company shall reserve sufficient common shares to effect the conversion of all outstanding shares of the redeemable, convertible preferred shares.

  The Series A preferred shares are being accreted annually at a rate of 2.2%, with a charge to additional paid-in capital, for the cumulative dividends that will begin to accrue after December 1, 2006 and total $800,000 by December 31, 2008. The Company has accreted dividends of $114,792, $112,384 and $110,026 in 2006, 2005 and 2004, respectively.

9.     CAPITAL STOCK:

  All common share amounts have been restated to give effect to the one-for-five share consolidation as described in note 15.

	2006	2005
Authorized:
30,000,000 common shares, par value $0.0001
Issued:
4,032,336 common shares	$216,362	$216,362

  There are 60,000 (2005 — 60,000) common stock purchase warrants outstanding at March 31, 2006 (note 2(b)).

  (a)
  On August 29, 2003, the Company issued warrants to purchase 612,000 common shares to a customer that has significant revenue generation potential. The warrants had an exercise price of $3.35 per share. The Company ascribed a fair value to the warrants on the date of issuance of $405,000, which has been charged to general and administration expense in the consolidated statements of operations in fiscal 2004 and has been added to the additional paid-in capital. The Company estimated the fair value of the warrants using the Black-Scholes fair value option pricing model. The following assumptions were used to calculate the fair value:

Risk-free rate	2.6%
Dividend yield	—
Volatility factor	80.0%
Expected option life (in days)	139

    On January 15, 2004, the customer exercised warrants and acquired 29,851 common shares for total proceeds of $100,000. The remaining warrants expired unexercised.

  (b)
  The Company entered into agreements with consultants to provide services to the Company in exchange for stock options. The Company measures the compensation cost of these options based on the estimated fair value at the grant date using the Black-Scholes fair value option pricing model. The Company did not issue any stock options to consultants in 2006. During 2005 and 2004, the Company issued 10,000 stock options to consultants each year. The following assumptions were used to calculate the fair values:

	2005	2004
Number of options issued	10,000	10,000
Risk-free rate	4.0%	3.9%
Dividend yield	—	—
Volatility factor	80.0%	80.0%
Expected option life (in years)	7.0	7.0
Weighted average grant date fair value of options granted	$4.70	$2.50

10.   2000 STOCK OPTION PLAN:

  All common share amounts have been restated to give effect to the one-for-five share consolidation as described in note 15.

  Under the terms of the Company's 2000 Stock Option Plan the Board of Directors of the Company may grant options to its employees, non-employees and officers for up to 900,000 common shares. The exercise price of each option equals a price that is not less than the price of the Company's stock on the date of grant and an option's maximum term is seven years. Options vest over a three-year period from the date of grant.

	Number of common shares under stock option plan	Weighted average exercise price per share
Outstanding, March 31, 2003	749,840	$2.90
Granted	93,560	3.95
Forfeited	(78,760)	2.90

Outstanding, March 31, 2004	764,640	2.90
Granted	68,200	6.25
Forfeited	(14,440)	3.80

Outstanding, March 31, 2005	818,400	3.15
Granted	58,040	8.87
Forfeited	(37,160)	5.25

Outstanding, March 31, 2006	839,280	3.45

  In 2006, the Company granted 6,740 options on June 3, 2005, 32,800 options on November 18, 2005, and 18,500 on February 17, 2006 at exercise prices of $7.70, $8.75, and $9.50, respectively, being the fair value of the common shares at that date.

  The following table summarizes the information about stock options outstanding and exercisable at March 31, 2006:

	Outstanding			Exercisable
Exercise price per share	Weighted average remaining contractual life (years)	Number outstanding	Weighted average exercise price per share	Number outstanding	Weighted average exercise price per share
$2.75	1.54	642,280	$2.75	642,280	$2.75
$3.05	3.73	26,860	3.05	26,860	3.05
$3.35	4.25	15,720	3.35	10,480	3.35
$3.75	4.42	41,800	3.75	27,867	3.75
$5.00	4.67	4,860	5.00	3,240	5.00
$5.50	4.92	6,100	5.50	4,067	5.50
$5.75	5.42	22,800	5.75	7,600	5.75
$6.50	5.67	14,020	6.50	—	—
$7.00	5.92	10,800	7.00	—	—
$7.70	6.25	2,740	7.70	—	—
$8.75	6.67	32,800	8.75	—	—
$9.50	6.92	18,500	9.50	—	—

		839,280	3.45	722,394	2.85

11.   NET INCOME (LOSS) PER SHARE:

  All common share amounts have been restated to give effect to the one-for-five share consolidation as described in note 15.

  The following table sets forth the computation of net income (loss) per share:

	2006	2005	2004
Basic and diluted net income (loss) per share:
Net income (loss)	$2,003,052	$3,215,797	$(144,389)
Cumulative dividends on redeemable, convertible preferred shares	(114,792)	(112,384)	(110,026)

Basic and diluted net income (loss)	$1,888,260	$3,103,413	$(254,415)

Basic net income (loss) per share	$0.47	$0.77	$(0.06)
Diluted net income (loss) per share	0.28	0.47	(0.06)

Weighted average number of shares outstanding:
Basic	4,032,336	4,032,336	4,008,704
Effect of dilutive securities:
Series A redeemable, convertible preferred shares	2,127,658	2,127,658	—
Stock options	487,993	390,104	—
Warrants	35,849	27,731	—

Diluted	6,683,836	6,577,829	4,008,704

  During 2006 and 2005, the calculation did not include 32,560 and 71,320 options, respectively, as the effect would have been anti-dilutive.

12.   DEFERRED LEASE INDUCEMENTS:

  In 2006, the Company entered into a long-term lease agreement for office space that included certain lease inducements. These inducements included leasehold improvements funded by the lessor in the amount of $180,000, a rent-free period of six months, and rent escalation.

13.   COMMITMENTS, CONTINGENCIES AND GUARANTEES:

  The Company is committed to payments under operating leases for its premises through August 2012 and certain minimum payments with respect to its lease of data centre space, the purchase of bandwidth and certain contracts. Annual payments for the fiscal years ending March 31 are as follows:

2007	$1,741,059
2008	1,164,041
2009	644,214
2010	481,946
2011	264,763
2012	89,862

$4,385,885

  Rent expense recorded in 2006 was $487,282 (2005 — $359,655; 2004 — $322,068).

  In the ordinary course of business, and included in the above commitment schedule, the Company has entered into an agreement with one of its stockholders to acquire bandwidth and data centre services from December 2004 to November 2007 for an aggregate minimum amount of $1,867,140.

  In the normal course of its operations, the Company may be subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse affect on the Company's results of operations, financial position or on its liquidity.

  The Company has agreed to indemnify our directors, officers and other employees and agents as determined by our Board of Directors against certain legal and other expenses. We maintain directors' and officers' insurance coverage to protect against any such losses. We have recorded no liability associated with these indemnifications as we are not aware of any pending or threatened actions or claims against any directors, officers or other employees and agents. As a result of the insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal.

14.   SEGMENTED INFORMATION:

  The Company operates in a single reportable operating segment, that is, the development of application software for webhosting and applications services, e-mail and e-commerce that is marketed to users via the Internet. The single reportable operating segment primarily derives its revenue from the provision of webhosting and applications services, domain name registrations and services. As at March 31, 2006, 35% (2005 — 35%; 2004 — 37%) of all assets related to the Company's operations were located in Canada and the remainder located in the U.S. As at March 31, 2006, 70% (2005 — 68%; 2004 — 60%) of all long-lived assets related to the Company's operations were located in Canada and the remainder located in the U.S. Revenue is attributable to geographic location based on the location of the customer, as follows:

	2006	2005	2004
Canada	$8,534,493	$7,462,184	$5,182,045
United States	9,348,410	6,842,285	3,708,076
United Kingdom	74,004	—	—

	$17,956,907	$14,304,469	$8,890,121

15.   SUBSEQUENT EVENTS:

  (a)
  On May 18, 2006, a special meeting of stockholders was held to approve modifications to the Company's share structure, including the following:

  (i)
  A one-for-five consolidation of authorized common stock, including common stock reserved for conversion of preferred stock.

  (ii)
  Approval of a Restated and Amended Certificate of Incorporation to reflect the following amendments:

  (a)
  Amending the number of authorized shares of capital stock from 52,000,000 shares to 40,000,000 shares, consisting of 30,000,000 shares of common stock (post-consolidation), par value $0.0001 per share and 10,000,000 shares of preferred stock (post-consolidation), par value $0.0001 per share.

  (b)
  Provisions that directors may be removed by stockholders only for cause and that Board vacancies and newly created directorships resulting from an increase in the number of directors will be filled by the Board, and that no stockholder action may be taken without a stockholders' meeting.

  (b)
  On June 26, 2006, the Company's Board of Directors approved, for presentation to the shareholders, the termination and replacement of the Company's 2000 Stock Option Plan with the 2006 Stock Option Plan, that permits the Company to issue stock options and stock appreciation rights to eligible participants for up to 10% of the total outstanding shares of common stock. No further options may be issued by the Company under the 2000 Stock Option Plan. No options have been issued under the 2006 Stock Option Plan.

  (c)
  The Company and selling shareholders intend to enter into an agreement relating to a proposed initial public offering of common shares to be sold by the Company and the selling shareholders. The closing of an initial public offering will constitute a Qualified Liquidity Event resulting in the automatic conversion of the issued and outstanding Series A redeemable, convertible preferred stock into shares of common stock on a one-to-one basis.

  (d)
  Effective July 17, 2006, the Company entered into an agreement with Web.com, Inc. ("Web.com") providing for a five year, non-exclusive license agreement with Web.com which grants certain patent rights covering website building and web hosting panel controls. In exchange, the Company made a one time royalty payment of $650,000 and granted a cross-license to Web.com that provided for non-exclusive perpetual rights to 2,750 templates that can be used to build websites. In addition, the Company and Web.com have mutually covenanted not to sue each other or each other's customers for patent infringement during the life of all existing Web.com patents or patents issued from existing patent applications.

                Shares

Hostopia.com Inc.

Common Stock

RBC Capital Markets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the shares of common stock being registered. All amounts are estimates except the Securities and Exchange Commission (SEC) registration fee, the National Association of Securities Dealers, Inc. (NASD) filing fees and the Toronto Stock Exchange (TSX) listing fees.

Amount to be Paid
SEC registration fee		$4,280
NASD filing fee		4,500
TSX listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be supplied by amendment.

Item 14.    Indemnification of Directors and Officers.

        The Company's Bylaws and Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provide that:

  1.
  Subject to the limits created by Delaware law, the Company shall indemnify any person who is or was involved or threatened to be involved in any matter (including, without limitation, as a party witness) in any action or proceeding (including, without limitation one by or in the right of the Company to procure a judgment in its favor) whether civil or criminal, by reason of the fact that he or she, or a person of whom he or she was the legal representative, is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any judgments, fines amounts paid in settlement and reasonable expenses, including attorney's fees, actually and reasonably incurred as a result of such action or proceeding or any appeal therein.

  2.
  Expenses incurred in defending any proceeding may be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by Section 145 of the Delaware General Corporation Law (the "DGCL") or any successor thereto.

Section 145 of the DGCL provides, in part, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15.    Recent Sales of Unregistered Securities.

        During the last three years, we have issued unregistered securities to a limited number of persons as described below:

  (1)
  On January 15, 2004, 29,851 shares of common stock (after taking into account the one-for-five reverse share split) were issued to Register.com, Inc. on the exercise of warrants at an exercise price of $3.35 per share. The total proceeds to the Company were $100,000.

    We believe the offers, sales and issuances of the above securities were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) under the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering.

  (2)
  Since April 1, 2003, we have issued options to purchase an aggregate of 229,800 shares of our common stock under our 2000 Stock Option Plan to 46 employees with exercise prices ranging from $3.35 to $10.95 per share.

    None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act of 1933 in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule and/or in reliance on Section 4(2) of the Securities Act of 1933 because the issuance of securities to the recipients did not involve a public offering. The recipients of securities under compensatory benefit plans and contracts relating to compensation were our employees or directors and received the securities as compensation for services. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. The sales of these securities were made without general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

        The following is a list of exhibits filed as part of this Registration Statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of Hostopia.com Inc.
3.2	Amended and Restated Bylaws of Hostopia.com Inc.
4.1**	Shareholder Agreement dated as of December 27, 2001
4.2**	Registration Rights Agreement dated as of December 27, 2001
4.3**	Warrant dated July 1, 2003 exercisable for 60,000 shares of common stock
4.4*	Specimen Stock Certificate
5.1	Opinion of Dorsey & Whitney LLP
10.1**	Hostopia.com Inc. 2000 Stock Option Plan and forms of related agreements
10.2	Hostopia.com Inc. 2006 Stock Option Plan and forms of related agreements
10.3**	Employment Agreement with William Campbell, dated June 1, 2006
10.4**	Employment Agreement with Colin Campbell, dated June 1, 2006
10.5**	Employment Agreement with Michael Mugan, dated April 1, 2006
10.6**	Employment Agreement with Paul Engels, dated April 1, 2006
10.7**	Employment Agreement with Dirk Bhagat, dated June 1, 2006
10.8**	Management Services Agreement with John Nemanic, dated June 1, 2006
10.9**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers
10.10**	Asset Purchase Agreement between the registrant and FortuneCity.com Inc., dated as of January 31, 2006
10.11**	Services Agreement between the registrant and Geeksforless Inc., dated as of July 1, 2005
10.12**	Template Purchase Agreement between the registrant and Geeksforless Inc., dated as of February 1, 2005
10.13**	Image Library Agreement between the registrant and Geeksforless Inc., dated as of January 2, 2005
10.14**	Lease between Badenhurst-Airway Centre Ltd. and the registrant dated September 30, 2002, as amended
10.15**	Revolving Line of Credit Facility
21.1**	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
23.3	Consent of International Data Corporation
24.1**	Powers of Attorney

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules.

        Schedule II — Valuation and Qualifying Accounts

        All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Hostopia.com Inc. has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto authorized, in the City of Fort Lauderdale and the State of Florida, on the 11th day of August, 2006.

HOSTOPIA.COM INC.
By:	/s/ COLIN CAMPBELL Colin Campbell Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ COLIN CAMPBELL Colin Campbell	Chief Executive Officer, Chief Operating Officer and Director (Principal Executive Officer)	August 11, 2006
/s/ MICHAEL MUGAN Michael Mugan	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	August 11, 2006
* John Nemanic	Chairman of the Board	August 11, 2006
* William Campbell	President and Director	August 11, 2006
* Michael Cytrynbaum	Director	August 11, 2006
* Mathew George	Director	August 11, 2006
* Robert Kidd	Director	August 11, 2006

* David McMahon	Director	August 11, 2006
* Christopher Scatliff	Director	August 11, 2006
* By:	/s/ COLIN CAMPBELL Colin Campbell Attorney-in-Fact

 SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Hostopia.com Inc.

Years ended March 31, 2006, 2005 and 2004

RESERVES DEDUCTED IN THE BALANCE SHEET
FROM THE ASSETS TO WHICH THEY APPLY

Allowance for losses on:
Trade accounts receivable

Year Ended March 31,	Balance Beginning of year	Additions	Deductions	Balance End of Year
2006	$54,316	$73,469	$79,135	$48,650
2005	21,395	32,921	—	54,316
2004	24,375	8,983	11,963	21,395

S-1

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of Hostopia.com Inc.
3.2	Amended and Restated Bylaws of Hostopia.com Inc.
4.1**	Shareholder Agreement dated as of December 27, 2001
4.2**	Registration Rights Agreement dated as of December 27, 2001
4.3**	Warrant dated July 1, 2003 exercisable for 60,000 shares of common stock
4.4*	Specimen Stock Certificate
5.1	Opinion of Dorsey & Whitney LLP
10.1**	Hostopia.com Inc. 2000 Stock Option Plan and forms of related agreements
10.2	Hostopia.com Inc. 2006 Stock Option Plan and forms of related agreements
10.3**	Employment Agreement with William Campbell, dated June 1, 2006
10.4**	Employment Agreement with Colin Campbell, dated June 1, 2006
10.5**	Employment Agreement with Michael Mugan, dated April 1, 2006
10.6**	Employment Agreement with Paul Engels, dated April 1, 2006
10.7**	Employment Agreement with Dirk Bhagat, dated June 1, 2006
10.8**	Management Services Agreement with John Nemanic, dated June 1, 2006
10.9**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.
10.10**	Asset Purchase Agreement between the registrant and FortuneCity.com Inc., dated as of January 31, 2006
10.11**	Services Agreement between the registrant and Geeksforless Inc., dated as of July 1, 2005
10.12**	Template Purchase Agreement between the registrant and Geeksforless Inc., dated as of February 1, 2005
10.13**	Image Library Agreement between the registrant and Geeksforless Inc., dated as of January 2, 2005
10.14**	Lease between Badenhurst-Airway Centre Ltd. and the registrant dated September 30, 2002, as amended
10.15**	Revolving Line of Credit Facility
21.1**	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
23.3	Consent of International Data Corporation
24.1**	Powers of Attorney

*
To be filed by amendment.

**
Previously filed.

QuickLinks

TABLE OF CONTENTS
EXCHANGE RATE DATA
PROSPECTUS SUMMARY
Hostopia.com Inc.
Our Key Strengths
Our Growth Strategy
Risk Factors
Company Information
The Offering
Summary Consolidated Financial Information
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL AND SELLING STOCKHOLDERS
OPTIONS TO PURCHASE SECURITIES
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Index to Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HOSTOPIA.COM INC. CONSOLIDATED BALANCE SHEETS (Expressed in U.S. dollars) March 31, 2006 and 2005
HOSTOPIA.COM INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in U.S. dollars, except per share amounts) Years ended March 31, 2006, 2005 and 2004
HOSTOPIA.COM INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (Expressed in U.S. dollars) Years ended March 31, 2006, 2005 and 2004
HOSTOPIA.COM INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars) Years ended March 31, 2006, 2005 and 2004
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS Hostopia.com Inc. Years ended March 31, 2006, 2005 and 2004
EXHIBIT INDEX